UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ]	Preliminary Proxy Statement
[ ]	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[X]	Definitive Proxy Statement
[ ]	Definitive Additional Materials
[ ]	Soliciting Material Pursuant to §240.14a-12

Quantum Corporation
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X]	No fee required.
[ ]	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

	(1)	Title of each class of securities to which transaction applies:

	(2)	Aggregate number of securities to which transaction applies:

	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

	(4)	Proposed maximum aggregate value of transaction:

	(5)	Total fee paid:

[ ]	Fee paid previously with preliminary materials.
[ ]
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	(1)	Amount Previously Paid:

	(2)	Form, Schedule or Registration Statement No.:

	(3)	Filing Party:

	(4)	Date Filed:

QUANTUM CORPORATION

__________________________________

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

__________________________________

TO BE HELD ON
March 31, 2017

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders (the “Annual Meeting” or “Meeting”) of Quantum Corporation (the “Company” or “Quantum”), a Delaware corporation, will be held on March 31, 2017 at 10:00 a.m., Pacific Daylight Time, at 181 Metro Drive, Conference Room C, San Jose, CA 95110, for the following purposes:

1.	To elect seven directors to serve until the next annual meeting of stockholders or until their successors are elected and duly qualified;
2.	To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2017;
3.	To adopt a resolution approving, on an advisory basis, the compensation of the Company’s named executive officers;
4.	To vote, on an advisory basis, on the frequency of future advisory votes on the compensation of the Company’s named executive officers;
5.	To approve an amendment to the Company’s Employee Stock Purchase Plan to increase the number of shares available by 6,500,000;
6.	To adopt an amendment to the Company’s Amended and Restated Certificate of Incorporation to effectuate a reverse stock split of our issued and outstanding shares of Common Stock at a ratio of between 1-for-3 and 1-for-8, inclusive, which ratio will be selected at the sole discretion of our Board of Directors at any whole number in the above range (the “Reverse Stock Split”), with cash paid for any fractional shares that would otherwise be issued as a result of the reverse stock split; provided, that our Board of Directors may abandon the Reverse Stock Split in its sole discretion; and
7.	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record at the close of business on February 1, 2017 are entitled to notice of and to vote at the meeting and any adjournment or postponement thereof.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Meeting, you are urged to submit your proxy via the Internet or telephone or vote, sign, date and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. If you attend the Annual Meeting and vote your vote by ballot you will revoke any proxy previously submitted.

By Order of the Board of Directors,

/s/ Shawn D. Hall
San Jose, California	Shawn D. Hall
March 3, 2017	Senior Vice President, General Counsel and Secretary

YOUR VOTE IS EXTREMELY IMPORTANT

In order to assure your representation at the Annual Meeting, you are requested to vote, at your earliest convenience, by any of the methods described in the accompanying Proxy Statement. If you decide to attend the Annual Meeting and vote in person, any previous vote by proxy will be revoked automatically and only your vote at the Annual Meeting will be counted.

This year’s Annual Meeting is a particularly important one, and YOUR vote is extremely important.

If you have questions or need assistance voting your shares please contact:

105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885

Your vote is extremely important, no matter how many or how few shares you own. The Board urges you to vote your shares to elect the Board’s nominees. Even if you plan to attend the Annual Meeting in person, please promptly sign, date and return the enclosed proxy card in the enclosed postage-paid envelope or vote via the Internet or by telephone by following the instructions provided on the enclosed proxy card to be sure that your shares are voted at the Annual Meeting.

QUANTUM CORPORATION

QUANTUM CORPORATION
___________________

PROXY STATEMENT
____________________

INFORMATION CONCERNING SOLICITATION AND VOTING

Recent Settlement with VIEX Capital Advisors, LLC

This proxy statement (this “Proxy Statement”) revises and amends the definitive proxy statement of Quantum Corporation (“Quantum” or the “Company”) dated February 22, 2017 relating to the solicitation of proxies on behalf of the Board of Directors of the Company (the “Board) for use at the Annual Meeting of Stockholders to be held on March 31, 2017 at 10:00 a.m., Pacific Daylight Time, or any adjournment or postponement thereof (the “Annual Meeting”). On March 2, 2017, the Company entered into a settlement agreement (the “Settlement Agreement”) with VIEX Capital Advisors, LLC (collectively with its affiliates, “VIEX”), which beneficially owns approximately 10.9% of the Company’s outstanding common stock, $0.01 par value (the “Common Stock”), with respect to VIEX’s solicitation of nominees for election to the Board at the Annual Meeting pursuant to VIEX’s proxy statement filed with the SEC on February 23, 2017. As part of the Settlement Agreement, the Company will decrease the number of seats on the Board from nine to seven, effective as of the Annual Meeting, and has nominated two of VIEX’s nominees, Raghavendra Rau and John Mutch, for election as new directors on the Board in addition to Messrs. Paul R. Auvil III, Gregg J. Powers, Clifford Press, Jon W. Gacek, and David E. Roberson. While Mr. Press currently sits on the Board, prior to the Settlement Agreement he was nominated by VIEX for election to the Board at the Annual Meeting. For additional information regarding the Settlement Agreement, refer to the section below captioned “Changes to the Board of Directors.”

General

The enclosed proxy card is solicited on behalf of the Board for use at the Annual Meeting for the purposes set forth herein and in the enclosed proxy card. The Annual Meeting will be held at 181 Metro Drive, Conference Room C, San Jose, CA 95110. The Company’s telephone number is 408-944-4000 and the Internet address for its website is http://www.quantum.com.

The proxy statement and annual report to stockholders are available at www.proxyvote.com. Our proxy materials are first being mailed on or about March 7, 2017 to all stockholders entitled to vote at the Meeting.

Record Date; Outstanding Shares

Stockholders of record at the close of business on February 1, 2017 (the “Record Date”) are entitled to notice of and to vote at the Meeting. At the Record Date, 271,327,956 shares of the Company’s Common Stock were issued and outstanding. Other than the Common Stock, the Company has no other voting securities entitled to vote at the Annual Meeting.

Voting

With respect to matters other than the election of directors, each share of Common Stock is entitled to one vote, as provided in the Company’s Amended and Restated Certificate of Incorporation. Accordingly, a total of 271,327,956 votes may be cast at the Meeting with respect to matters other than the election of directors. For voting with respect to the election of directors, stockholders may cumulate their votes. Cumulative voting means that a stockholder has the right to give any one candidate who has been properly placed in nomination a number of votes equal to the number of directors to be elected multiplied by the number of shares the stockholder is entitled to vote, or to distribute such votes on the same principle among as many properly nominated candidates (up to the number of persons to be elected) as the stockholder may wish. For example, if you own 100 shares of Common Stock, and there are seven directors to be elected at the Annual Meeting, you could cast a total 700 “FOR” votes (seven times one hundred) among as few or as many of the seven nominees to be voted on at the Meeting as you choose.

With respect to Proposal One, Election of Directors, the Board has determined to reduce the size of the Board to seven members from nine members effective as of the Annual Meeting. Accordingly, because the election of directors will be by plurality vote for the reasons set forth under “Voting Requirements” below, the seven director nominees who receive the highest number of affirmative votes will be elected; abstentions and broker non-votes will have no effect on this proposal.

In addition to returning the proxy card, stockholders of record with Internet access may submit proxies by following the “Vote by Internet” instructions or may vote by telephone by following the “Vote by Phone” instructions on the enclosed proxy card. Stockholders who hold shares beneficially in street name may vote by the methods specified on the voting instruction card provided by their broker, bank or nominee. Stockholders may also vote by attending the Annual Meeting and voting in person while the polls are open.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing a written notice of revocation bearing a later date than the proxy with the Secretary of the Company (currently Shawn D. Hall) at or before the taking of the vote at the Meeting, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of the Company at or before the taking of the vote at the Annual Meeting, (iii) voting on a later date by telephone or via the Internet, or (iv) attending the Annual Meeting and voting in person while the voting polls are open (although attendance at the Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy must be delivered to the Secretary of the Company before the Meeting.

Quorum; Abstentions; Broker Non-Votes

A majority of the shares of Common Stock issued and outstanding on the Record Date will constitute a quorum for the transaction of business at the Annual Meeting.

While there is no definite statutory or case law authority in Delaware as to the proper treatment of abstentions, the Company believes that abstentions should be counted for purposes of determining both (i) the presence or absence of a quorum for the transaction of business and (ii) the total number of shares entitled to vote at the Annual Meeting with respect to a proposal. Abstentions are treated as “votes cast” with respect to proposals requiring stockholder approval under NYSE rules. Thus, an abstention has the effect of a vote against Proposal Five regarding the amendment of our Employee Stock Purchase Plan. For proposals requiring approval of a majority of the shares of Common Stock present in person or represented by proxy at the annual meeting and entitled to vote, as well as the proposal requiring approval of a majority of our outstanding shares of Common Stock, abstentions will count as votes against the proposal. In the absence of controlling precedent to the contrary, the Company intends to treat abstentions in this manner. Because the election of directors at the Annual Meeting will be by plurality vote, abstentions will have no effect on the outcome on the election of directors. Abstentions will also have no effect on the advisory vote on the frequency of future advisory votes on named executive officer compensation.

Under rules that govern brokers, banks and other agents that are record holders of company stock held in brokerage accounts for their clients who beneficially own the shares, such record holders who do not receive voting instructions from their clients have the discretion to vote uninstructed shares on certain matters (“discretionary matters”), but do not have discretion to vote uninstructed shares as to certain other matters (“non-discretionary matters”). Accordingly, a broker may submit a proxy card on behalf of a beneficial owner from whom the broker has not received voting instructions that casts a vote with regard to discretionary matters but expressly states that the broker is not voting as to non-discretionary matters. All matters on the agenda for the Annual Meeting, other than the ratification of the Company’s auditors, are non-discretionary. It is important that you provide instructions to your broker if your shares are held by a broker so that your votes are counted.

Voting Requirements

For Proposal One, election of directors, because a stockholder nominated candidates for directors and did not withdraw such nominations prior to the tenth day preceding the filing of this Proxy Statement with the SEC, approval by a plurality of votes cast is required, and stockholders may cumulate their votes. A plurality of votes cast means that the number of shares voted “For” a nominee exceeds the number of votes cast “Against” the nominee; however in accordance with the Company’s Bylaws, when directors are to be elected by a plurality of votes cast, stockholders are not permitted to vote against a nominee. In this context, this means that the seven directors receiving the most votes, after stockholders are allowed to cumulate votes, will be elected. See “Additional Information on the Mechanics of Cumulative Voting” below for more information on the operation of cumulative voting.

For Proposals Two and Three, the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2017 and the adoption of a resolution approving, on an advisory basis, the compensation of our named executive officers, respectively, the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote on the matter is required. Proposal Three is advisory only; however, the Board and the Leadership and Compensation Committee of the Board consider the input of its stockholders important and will take into account the outcome of the vote when evaluating our future executive compensation programs. For Proposal Four, the advisory vote on the frequency of future advisory votes on named executive officer compensation, the option of every 1 year, 2 years or 3 years that receives the most votes “For” will be the option selected by our stockholders. Proposal Four is advisory only, however, the Board and the Leadership and Compensation Committee of the Board consider the input of its stockholders important and will take into account the outcome of the vote when evaluating the frequency of future votes on named executive officer compensation. For Proposal Five, the approval of an amendment to the Company’s Employee Stock Purchase Plan, approval of a majority of the votes cast is required. For purposes of Proposal Five, abstentions count as votes against the proposal, so votes “For” must exceed “Against” and “Abstain” votes combined. For Proposal Six, the adoption of an amendment to the Company’s Amended and Restated Certificate of Incorporation to effectuate a reverse stock split, approval of a majority of the shares of Common Stock outstanding and entitled to vote is required. Accordingly, abstentions and broker non-votes will have the effect of a vote “Against” Proposal Six.

Board of Directors’ Voting Recommendations

The Board recommends that you vote your shares “FOR” each of the Board’s seven nominees that are standing for election to the Board (Proposal One in this Proxy Statement), “FOR” the ratification of the appointment of the Company’s independent registered public accounting firm (Proposal Two in this Proxy Statement), “FOR” the approval of the advisory vote on executive compensation (Proposal Three in this Proxy Statement), every “1 Year” for the frequency of future advisory votes on named executive officer compensation (Proposal Four in this Proxy Statement), “FOR” the approval of an amendment to the Company’s Employee Stock Purchase Plan (Proposal Five in this Proxy Statement) and “FOR” the amendment to the Company’s Amended and Restated Certificate of Incorporation to effectuate a reverse stock split (Proposal Six in this Proxy Statement). As of the date of this Proxy Statement, the Company is not aware of any other matter that may be voted on at the Annual Meeting. The proxy solicited for the Annual Meeting by the Board grants the proxy holders discretionary authority to vote on any other matter (other than Proposals One through Six) that may be properly brought before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

Stockholder Proposals for Inclusion in the Company’s Proxy Materials Pursuant to Rule 14a-8

Stockholders may submit proposals for consideration at future stockholder meetings. For a stockholder proposal to be considered for inclusion in the Company’s proxy statement for the Annual Meeting for the fiscal year ending March 31, 2017 (the “Next Annual Meeting”), the Secretary of the Company must receive the written proposal at the Company’s principal executive offices no later than June 30, 2017. Pursuant to the Settlement Agreement with VIEX, discussed in more detail under “ Changes to the Board of Directors”, the Company has agreed that the Next Annual Meeting will be held no later than August 31, 2017. However, if the Company changes the date of the Next Annual Meeting, the deadline will be a reasonable time before the Company begins to print and send its proxy materials. Such proposals must also comply with SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholders should contact the Secretary of the Company in writing at 224 Airport Parkway, Suite 550, San Jose, CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

Stockholder Proposals Not Intended for Inclusion in the Company’s Proxy Materials Pursuant to Rule 14a-8

Proposals Other than for Nominees to the Board of Directors

Proposals of stockholders of the Company which are to be presented at the Next Annual Meeting may be made by a stockholder of the Company who is a stockholder at the time of submitting such proposal and at the time of the record date set for that meeting and who complies with the notice procedures set forth in the Company’s Bylaws. Notwithstanding the provisions of the Company’s Bylaws relating to timely notice of proposals, with respect to the Next Annual Meeting, which will occur no later than August 31, 2017, such proposals must be received by the Secretary of the Company not later than June 30, 2017. For annual meetings following the Next Annual Meeting, such proposals must be received by the Secretary of the Company not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which the Company first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for this year’s Annual Meeting (see Section 2.4(i)(a) of the Company’s Bylaws); provided, however, that in the event that the date of such annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous annual meeting, then, for notice by the stockholder to be timely, it must be so received by the Secretary of the Company not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting, or (ii) the tenth day following the day on which public announcement of the date of such annual meeting is first made. The stockholder’s submission must include the information specified in Section 2.4(i)(b) of the Company’s Bylaws. The Company’s Bylaws are available on the Corporate Governance – Governance Documents section of the About Us / Investor Relations portion of our website at www.quantum.com.

Proposals not meeting the requirements of the immediately preceding paragraph will be considered untimely and will not be entertained at the Next Annual Meeting. Stockholders should contact the Secretary of the Company in writing at 224 Airport Parkway, Suite 550, San Jose, CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

Except as otherwise described in this proxy statement, we are not aware of any stockholder intending to present a stockholder proposal from the floor at this year’s Annual Meeting. The proxy solicited for the Annual Meeting by the Board grants the proxy holders discretionary authority to vote on any other matter (other than Proposals One through Six) that may be properly brought before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

Proposals for Nominees to the Board of Directors

Nominations of persons for election to the Board may be made by a stockholder of the Company who is a stockholder at the time of submitting such nomination and at the time of the record date set for that meeting and who complies with the notice procedures set forth in the Company’s Bylaws. Such nominations, other than those made by or at the direction of the Board, shall be made pursuant to timely notice in writing to the Secretary of the Company. Notwithstanding the provisions of the Company’s Bylaws, to be timely, with respect to the Next Annual Meeting, a stockholder’s notice must be received by the Secretary of the Company not later than June 30, 2017. For subsequent meetings following the Next Annual Meeting, such proposals must be received by the Secretary of the Company not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which the Company first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for this year’s Annual Meeting); provided, however, that in the event that the date of the Next Annual Meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous annual meeting, then, for notice by the stockholder to be timely, it must be so received by the Secretary of the Company not earlier than the close of business on the 120th day prior to the Next Annual Meeting and not later than the close of business on the later of (i) the 90th day prior to the Next Annual Meeting, or (ii) the tenth day following the day on which public announcement of the date of the Next Annual Meeting is first made (see Sections 2.4(i)(a) and (ii)(a) of the Company’s Bylaws). The stockholder’s submission must include the information specified in Section 2.4(ii)(b) of the Company’s Bylaws. The Company’s Bylaws are available on the Corporate Governance - Governance Documents section of the About Us / Investor Relations portion of our website at www.quantum.com.

Proposals for nominees to the Board not meeting the requirements of the immediately preceding paragraph will be considered untimely and will not be entertained at the Next Annual Meeting. Stockholders should contact the Secretary of the Company in writing at 224 Airport Parkway, Suite 550, San Jose, CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

Householding

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to such stockholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies. Quantum and some brokers household proxy materials unless contrary instructions have been received from one or more of the affected stockholders. If, at any time, you no longer wish to participate in householding and would prefer to receive separate proxy materials, or if you are receiving multiple copies of the proxy materials and wish to receive only one, please so indicate by (i) contacting Broadridge Financial Solutions, Inc. (“Broadridge”) by telephone at 1-866-540-7095 (have your proxy card in hand when you call and then follow the instructions), or (ii) writing to Broadridge at Broadridge c/o Householding Department, 51 Mercedes Way, Edgewood, NY 11717, or (iii) contacting Quantum’s Investor Relations Department by telephone at 212-331-8433 if you are a registered stockholder and contacting your broker if you hold shares beneficially in street name.

Solicitation

The Company will bear the cost of soliciting proxies, including the preparation, assembly, Internet hosting, printing and mailing of this Proxy Statement, the proxy card and any other proxy materials furnished to stockholders by the Company in connection with the Annual Meeting. The Company may also reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may be solicited by certain of the Company’s directors and officers, without additional compensation, personally or by telephone, email or otherwise. Annex A to this Proxy Statement sets forth certain information relating to the directors, officers and other persons who are participants in the solicitation of proxies.

As a result of the now settled proxy contest initiated by VIEX in February 2017, the Company incurred substantial additional costs in connection with the solicitation of proxies. We retained MacKenzie Partners, Inc. (“MacKenzie”) to assist us in the solicitation of proxies for a fee of up to $200,000 plus out-of-pocket expenses. Approximately 25 of its employees assisted in the solicitation. Our expenses related to the solicitation of proxies from stockholders this year substantially exceeded those normally spent for an annual meeting of stockholders. Such additional costs are expected to aggregate to approximately $1,100,000, exclusive of any costs related to any litigation in connection with the Annual Meeting. These additional solicitation costs included: the fee payable to our proxy solicitor and fees of outside counsel to advise the Company in connection with a now-settled contested solicitation of proxies. To date, we have incurred approximately $820,000 of solicitation costs.

If You Receive More than One Proxy Card

If you hold your shares of Common Stock in more than one account, you will receive a proxy card for each account. To ensure that all of your shares of Common Stock are voted, please sign, date and return the proxy card for each account. You should vote all of your shares of Common Stock.

Attending the Annual Meeting

All stockholders are cordially invited to attend the Annual Meeting. However, to ensure your representation at the Meeting, you are urged to submit your proxy via the Internet or telephone or vote, sign, date and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. If you attend the Annual Meeting, are a holder of record, and vote by ballot you will revoke any vote on a previously submitted proxy card. If you hold your shares through a bank or broker (or other financial intermediary) and wish to attend the Annual Meeting for purposes of voting, you will need to obtain a legal proxy from your bank or broker in order to do so.

Additional Information on the Mechanics of Cumulative Voting

All stockholders will have the right to cumulate their votes in the election of directors. Cumulative voting means that each stockholder may cumulate such stockholder’s voting power for the election by distributing a number of votes, determined by multiplying the number of shares held by the stockholder as of the record date by seven (the number of directors to be elected at the Annual Meeting). Such stockholder may distribute all of the votes to one individual director nominee, or distribute such votes among any two or more director nominees, as the stockholder chooses. If you do not specifically instruct otherwise, the proxy we are soliciting will confer upon the proxy holders the authority to cumulate votes at the instruction and discretion of the Board or any committee thereof so as to provide for the election of the maximum number of the Company’s director nominees (for whom authority is not otherwise specifically withheld by voting “FOR ALL EXCEPT” and naming one or more nominees or “WITHHOLD ALL”) including, but not limited to, the prioritization of such nominees to whom such votes may be allocated.

If you elect to grant us your proxy and do not specifically instruct otherwise, you are authorizing the proxy holders to vote your shares in their discretion, including to cumulate your votes in favor of certain nominees (rather than allocating votes equally among the nominees) and to determine the specific allocation of votes to individual nominees. You may withhold your authority to vote for one or more nominees by voting “FOR ALL EXCEPT” and writing in such nominee(s) or “WITHHOLD ALL”, in which case the proxy holders will retain discretion to allocate your votes among our other nominees unless you specifically instruct otherwise. If you do not wish to grant the proxy holders authority to cumulate your votes in the election of directors, you must state this objection on your proxy card. Under no circumstances may the proxy holders cast your votes for any nominee for whom you have withheld authority to vote by voting “FOR ALL EXCEPT” and named such nominee or “WITHHOLD ALL”.

For example, a proxy marked “FOR ALL EXCEPT” may only be voted for those of our director nominees for whom you have not otherwise specifically withheld authority to vote, a proxy marked “WITHHELD ALL” may not be voted for any of our director nominees, and a proxy marked “FOR ALL” may be voted for all of our director nominees. In exercising its discretion with respect to cumulating votes, the proxy holders may cumulate and cast the votes represented by your proxy for any of our director nominees for whom you have not otherwise withheld authority by voting “FOR ALL EXCEPT” and naming such nominee or voting “WITHHOLD ALL”. For example, if you grant a proxy with respect to shares representing 700 cumulative votes, and mark “FOR ALL EXCEPT” and list one of our director nominees, the proxy holders may cast the 700 votes for any or all of our seven director nominees, other than the nominee you listed. Moreover, the proxy holders may allocate the 700 votes among the other director nominees as it determines, such that each of those other director nominees may receive unequal portions of the 700 votes or none at all.

Assuming cumulative voting applies, unless you specifically instruct otherwise, the Board will instruct the proxy holders to cast the votes evenly among our nominees. If you grant a proxy to us and have not specifically instructed otherwise, your shares will be voted for our director nominees at the discretion of the Board with respect to all of your shares (except that the Board will not be able to vote your shares for a candidate from whom you have withheld authority to vote). If you wish to exercise your own discretion as to allocation of votes among nominees, and you are a record holder of shares, you will be able to do so by attending the meeting and voting in person, by appointing another person as your representative to vote on your behalf at the meeting, or by providing us with specific instructions as to how to allocate your votes.

A holder of record who wishes to provide vote allocation instructions must submit a proxy card by mail and should handwrite the number of votes such holder wishes to allocate to each nominee as specified on the enclosed proxy card. You may provide vote allocation instructions for all or a portion of the votes you are entitled to cast. If you provide vote allocation instructions for all of the votes you are entitled to cast, the proxy holders will vote in accordance with your instructions. If you provide vote allocation instructions for less than all of the votes that you are entitled to cast, the proxy holders will retain discretionary authority to cast your remaining votes, except for any nominee for whom you have withheld authority by marking the “FOR ALL EXCEPT” box and specifically naming that nominee. If you wish to grant the proxy holders discretionary authority to allocate votes among all our nominees you may check the “FOR ALL” box, but you are not required to do so. The proxy holders will retain discretionary authority to allocate votes among all our nominees except where you provide a specific instruction stating your objection to the proxy holder cumulating your votes, by hand marking the number of votes to be allocated to one or more nominees, or by voting “FOR ALL EXCEPT” and naming one or more nominees, or “WITHHOLD ALL”.

Any stockholder who holds shares in street name and desires to specifically allocate votes among nominees may do so by either informing the stockholder’s broker, banker or other nominee of the stockholder’s desire to attend the Annual Meeting, and requesting a legal proxy to attend the meeting, or by providing the broker, banker or other nominee with instructions as to how to allocate votes among nominees, which can then be delivered to the Company. Because each broker, banker or nominee has its own procedures and requirements, a stockholder holding shares in street name who wishes to allocate votes to specific nominees should contact its broker, banker or other nominee for specific instructions on how to obtain a legal proxy or provide vote allocation instructions.

Please note you will not be able to submit vote allocation instructions for director elections if you grant a proxy by telephone or the Internet.

Any stockholder that has any question regarding the procedures for specifically allocating votes among nominees may call our proxy solicitor, MacKenzie Partners, Inc. at 1-800-322-2885.

If You Have Any Questions

If you have questions or need assistance voting your shares please contact:

105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885

BOARD OF DIRECTORS AND COMMITTEES

The Board’s key roles include, but are not limited to: (i) the selection and evaluation of the Company’s Chief Executive Officer (“CEO”), and overseeing CEO succession planning; (ii) advising the CEO and management on the Company’s fundamental strategies; (iii) reviewing and approving the CEO’s objectives; (iv) approving acquisitions, divestitures and other significant corporate actions; (v) advising the CEO on the performance of senior management, and significant organizational changes, including succession planning; and (vi) approving the annual operating financial plan.

The names of our directors and the nominees for election as directors and certain information about them as of March 2, 2017, are set forth below.

Name of Director or Nominee(1)	Age	Director Since	Principal Occupation
Company Directors
Paul R. Auvil III(2)(4)	53	2007	Chief Financial Officer, Proofpoint, Inc.
Jon W. Gacek	55	2011	President and Chief Executive Officer of Quantum
Gregg J. Powers(4)	54	2013	Chief Executive Officer, Private Capital Management, LLC Chairman, Private Capital Management, LLC
Clifford Press(4)	63	2016	Managing Member, Oliver Press Partners, LLC
David E. Roberson(2)(3)	62	2011	Business Consultant Board Member, Brocade Communications Systems, Inc. Chairman, Push Technology

Other Nominees
John Mutch	60	-	Board Member, Agilysys, Inc Chairman, Aviat Networks Board Member, Steel Excel Inc.
Raghavendra Rau	67	-	Board Member, TiVo Corporation Chairman of the Strategy Committee, TiVo Corporation
___________________

(1)	The following directors currently serving on the Board will not stand for re-election at the Annual Meeting: Robert J. Andersen, Louis Dinardo, Dale L. Fuller and David A. Krall.
(2)	Member of the Audit Committee.
(3)	Member of the Leadership and Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.

Except as set forth below, each of the directors and nominees has been engaged in his or her principal occupation described above during the past five years. There are no family relationships between any directors or executive officers of the Company.

Changes to the Board of Directors

On March 2, 2017, the Company entered into the Settlement Agreement with VIEX, which beneficially owns approximately 10.9% of the Company’s outstanding Common Stock, relating to the now withdrawn proxy contest launched by VIEX in February 2017 to elect five directors nominated by VIEX.

Pursuant to the Settlement Agreement, the Board agreed to decrease the size of the Board from nine members to seven members following the Annual Meeting. As set forth in the table above, the Company and VIEX have agreed that the Company will nominate the following individuals for election as directors at the Annual Meeting: Paul R. Auvil III, Gregg J. Powers, Clifford Press, Raghu Rau, Jon W. Gacek, David E. Roberson and John Mutch. The parties have agreed that Mr. Auvil will serve as Chairman of the Board. The Company has also agreed that, until the Annual Meeting, Messrs. Rau and Mutch may attend meetings of the Board in a “board observer” capacity, subject to certain limitations. VIEX has agreed to vote ratably all of the shares of Common Stock that it beneficially owns for the election of each of the foregoing director nominees at the Annual Meeting.

As part of the settlement, the Company has agreed to form a Search Committee consisting of Messrs. Powers and Press. The Search Committee will engage Korn/Ferry International to assist the Company in recruiting and appointing three highly qualified new, independent directors to replace Messrs. Mutch, Gacek and Roberson following their election at the Annual Meeting. The Search Committee will consult with Mr. Auvil throughout the process. The Company and VIEX have agreed that the new independent directors shall (i) not have, and have not had in the past three (3) years, a professional or other material relationship with the Company, VIEX or any of their respective affiliates and their affiliates’ respective directors, officers or managing members, (B) qualify as an “independent director” under applicable rules and regulations (with at least one new director who is qualified to serve as chair of the Audit Committee and one who is qualified to serve as a member of the Leadership and Compensation Committee), and (C) have data storage expertise, with at least one new director having expertise in the cloud/software space. The Company has granted VIEX a right to approve or reject all candidates recommended by the Search Committee prior to such candidates being presented to the full Board (and VIEX has agreed not to unreasonably withhold its consent to the nomination of candidates recommended by the Search Committee). The Company has agreed to appoint two of the new independent directors within 60 days of the date of the Settlement Agreement and the third new independent director within 90 days of the date of the Settlement Agreement.

In accordance with the foregoing, each of Messrs. Mutch, Gacek and Roberson have executed letters of resignation from the Board that will become effective upon the appointment of the new directors, with Mr. Mutch’s resignation to become effective upon the appointment of the first new director, Mr. Gacek’s resignation to become effective upon the appointment of the second new director and Mr. Roberson’s resignation to become effective upon the appointment of the third new director. Mr. Gacek will continue as the Company’s Chief Executive Officer following his resignation from the Board of Directors and Mr. Gacek has agreed to waive any claim under the Quantum Corporation Amended and Restated Change of Control Agreement dated as of December 3, 2015 (the “CoC Agreement”) solely with respect to any claim or potential claim arising or that may be deemed to arise as a result of Mr. Gacek’s resignation from the Board. In connection with the resignation of Mr. Roberson, the Board will appoint a qualified new director to fill the vacancies on the Audit Committee and the Leadership and Compensation Committee.

In addition, if any of the VIEX nominees (Messrs. Mutch, Press and Rau) is unable to serve as a director, resigns as a director or is removed as a director prior to the Next Annual Meeting, other than as a result of the resignations described above, VIEX will have the ability to identify a replacement.

If any of the Company nominees (Messrs. Auvil, Gacek, Powers and Roberson) is unable to serve as a director, resigns as a director or is removed as a director prior to the appointment of the first new director, the other Company nominees will have the ability to name a substitute person to replace the Company nominee, subject to certain restrictions described in the Settlement Agreement.

Pursuant to the Settlement Agreement, the Company has agreed to nominate Messrs. Auvil, Powers, Press and Rau (including any replacement directors) and the three new, independent directors who will succeed Messrs. Mutch, Gacek and Roberson (including any replacement directors) for election at the Next Annual Meeting, unless (i) (A) the standstill period (described below) has terminated, and (B) VIEX is soliciting proxies with respect to the election of directors in opposition to the Company at the Next Annual Meeting or taking any action to support a solicitation of proxies with respect to the election of directors in opposition to the Company at the Next Annual Meeting, or (ii) the Termination Date (defined below) has occurred. If the standstill period remains in effect, VIEX has agreed that it will vote ratably all of the shares of Common Stock that it beneficially owns for the election of each of the Company’s director nominees at the Next Annual Meeting

The right of VIEX under the Settlement Agreement to participate in the recommendation of replacement directors, should one of their nominees be unable to serve, and in the selection of new directors (each as described above) shall automatically terminate on the date that VIEX sells or transfers beneficial ownership of shares of Common Stock such that VIEX’s aggregate beneficial ownership of Common Stock decreases to less than one percent (1%) of the Company’s then outstanding Common Stock (the “Termination Date”).

The Settlement Agreement also provides that VIEX will be subject to certain standstill provisions. Such provisions generally remain in effect until the completion of the Next Annual Meeting, subject to earlier termination under certain circumstances. These provisions restrict VIEX’s ability to engage in certain proxy solicitations, make certain stockholder proposals, call meetings of stockholders or solicit consents from stockholders, obtain additional representation on the Board or seek to remove any of the Company’s directors. The Company has agreed that it will accept stockholder nominations for director and proposals of business for the Next Annual Meeting until June 30, 2017.

The Company has also agreed to reimburse VIEX for its out-of-pocket fees and expenses (including legal expenses) incurred in connection with the nomination of candidates for director by VIEX, the preparation of proxy materials and other communications, the negotiation and execution of the Settlement Agreement and all other activities related thereto, up to a maximum of $350,000. Each of the parties to the Settlement Agreement has also agreed to mutual non-disparagement obligations.

Pursuant to the severance and change of control agreements we have with our management, certain severance payments could be triggered following a change of control, if an event constituting a qualifying termination occurs within twelve months of such change of control. A “change of control” of the Company is defined in these agreements to include, among other things, a change in the composition of the Board occurring within a 24 month period as a result of which fewer than a majority of the directors are Incumbent Directors (as defined in these agreements). The changes to the Board contemplated by the settlement with VIEX will result in a change of control. These changes may also result in a change of control under certain contracts with third parties, including our Directors’ and Officers’ Liability Insurance Policy, if we are unable to secure appropriate waivers or amendments to any such contracts.

The foregoing description of the terms and conditions of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 3, 2017 and incorporated herein by reference.

Director Nominees

Mr. Paul R. Auvil III has served as Chief Financial Officer of Proofpoint, Inc. since March 2007, leading the company’s public offering in April of 2012. Prior to joining Proofpoint, Mr. Auvil was an entrepreneur-in-residence with Benchmark Capital, a venture capital firm, from October 2006 to March 2007. While at Benchmark, he evaluated a broad range of investments and advised various portfolio companies throughout the technology industry. From August 2002 to July 2006, he held the position of Chief Financial Officer of VMware, Inc., a global leader in virtualization and cloud infrastructure companies. Prior to that, Mr. Auvil served for four years as Chief Financial Officer at Vitria Technology, where he led various aspects of the company’s financial and business operations, executing both an initial and secondary public offering during his tenure. Earlier in his career, he spent 10 years at VLSI Technology, ultimately becoming vice president and general manager of its Internet and Secure Products Division. Mr. Auvil holds a Bachelor of Engineering degree from Dartmouth College and a Master of Management degree from the J.L. Kellogg Graduate School of Management at Northwestern University. He also serves on the Board of Directors of Marin Software, a provider of a Revenue Acquisition Management platform for advertisers and agencies. Mr. Auvil is the Chairman of Quantum’s Board and is a member of the Company’s Corporate Governance and Nominating Committee as well as the Audit Committee. With a career in finance and technology spanning more than 25 years, Mr. Auvil brings valuable management, financial and corporate leadership experience to Quantum. In particular, he brings to the Board a deep understanding of financial statements, corporate finance, accounting and capital markets; senior management experience at technology companies relevant to Quantum’s business; and expertise on issues facing public companies and governance matters. As a trained engineer, Mr. Auvil also holds patents related to digital video compression in Japan and high-speed, PCI compatible on-chip data bus in the U.S., which demonstrates his extensive technological expertise and provides valuable insight to our Board on the critical role of innovation and strategic growth direction.

Mr. Jon W. Gacek has served as President and Chief Executive Officer of Quantum Corporation since April 2011 and was also appointed to the Company’s Board of Directors in April 2011. He was President and Chief Operating Officer of Quantum from January 2011 through March 2011, with responsibility for operations, sales, marketing and service. Mr. Gacek joined the Company as Executive Vice President and Chief Financial Officer in August 2006 following Quantum’s acquisition of Advanced Digital Information Corporation (“ADIC”), and he was promoted to Executive Vice President, Chief Financial Officer and Chief Operating Officer in June 2009. Prior to joining Quantum, Mr. Gacek served as the Chief Financial Officer at ADIC, a manufacturer of tape libraries and storage management software, from 1999 to 2006. He also led ADIC’s Operations division during his last three years at the company. Before ADIC, Mr. Gacek was an audit partner at PricewaterhouseCoopers LLP, leading the Technology Practice in the firm’s Seattle office. While there, he assisted several private equity investment firms with numerous mergers, acquisitions and leveraged buyouts situations, among other transactions. Mr. Gacek served on the boards of Power-One from 2008 through 2013, of Market Leader from 2006 to 2013 and of LWD Technology from 2003 through 2007. Mr. Gacek holds a Bachelor of Arts degree in Accounting from Western Washington University. With nearly 30 years of business, operating and leadership experience, he brings to the Quantum Board extensive knowledge of the data storage and data protection industry and the Company’s worldwide business in particular.

Mr. Gregg J. Powers serves as Chairman and Chief Executive Officer of Private Capital Management LLC (along with its successor entities “PCM”), a provider of equity portfolio management. After joining PCM in 1988, he became co-portfolio manager during the mid-1990s, focusing on the firm’s primary underwriting of investments in technology, healthcare and telecommunications. He was named President of PCM in 1999, Chief Executive Officer in 2008 and Chairman in 2009. As portfolio manager, Mr. Powers oversees all aspects of the investment of PCM client portfolios. He also currently serves as Chairman of the Board of Directors of Alere, Inc., a global leader in near-patient diagnosis, monitoring and health information technology. Mr. Powers has a Bachelor of Science degree in Finance from the University of Florida. He is the Chair of Quantum’s Corporate Governance and Nominating Committee. Mr. Powers offers critical investor insights and shareholder representation to the Quantum Board, helping to guide the Company’s strategic direction and overall operational and financial performance. He also brings deep financial expertise, providing an understanding of corporate finance, accounting and capital markets.

Mr. Clifford Press has served as a member of the Company's Board since April 2016. He is an experienced governance oriented investor, and has served on the Boards of Directors of numerous public companies in the course of his career. Mr. Press also currently serves as a director of Drive Shack, Inc., a golf and leisure company and Stewart Information Services Corporation, a global real estate services company. He received his undergraduate degree from Oxford University in England and in 1983 received an MBA from the Harvard Business School. From 1983 to 1986, he was employed by Morgan Stanley and Co., Incorporated, where he worked in the Mergers and Acquisitions Department. In 1986, he co-founded the investment company Hyde Park Holdings, which engaged in a number of investment and acquisition activities from its founding through March 2003. In 2005, Mr. Press formed Oliver Press Partners, an investment advisory firm, in partnership with Gus Oliver. Additionally, from December 2011 to February 2013, Mr. Press served as a director of SeaBright Holdings, Inc., a holding company whose wholly-owned subsidiary, SeaBright Insurance Company, operates as a specialty provider of multijurisdictional workers' compensation insurance. From 2001 to June 2011, Mr. Press served as a director of GM Network Ltd., a private holding company providing Internet-based digital currency services. We believe that Mr. Press possesses specific attributes that qualify him to serve as a member of the Board, inlcuding his executive and board experience.

Mr. David E. Roberson has served as a business consultant to technology companies since 2012. Mr. Roberson served as Senior Vice President within the Enterprise Servers, Storage and Networking Group of HP from May 2007 to May 2011, where he was responsible for building on the company’s foundation as a leading provider of storage solutions and pursuing new opportunities for global growth. Additionally, he was General Manager of HP’s StorageWorks Division from May 2007 to October 2010. Prior to that, Mr. Roberson spent 26 years at Hitachi Data Systems, starting as corporate counsel and eventually becoming President and Chief Executive Officer, a position he held from 2006 to May 2007. He also served as President and Chief Operating Officer from 2002 to 2006 and Chief Operating Officer from 2000 to 2002. Mr. Roberson began his technology career at Amdahl Corporation in 1980 following posts as adjunct professor at Golden Gate University School of Law and research director at UC Hastings College of the Law. He also serves on the Board of Brocade Communications Systems, Inc., a networking solutions company and as Chairman of Push Technology, a company focused on optimizing data delivery for web, mobile and IoT apps. In addition, Mr. Roberson has significant previous experience serving as a board member of public companies in the software and technology industries, including International Game Technology Corporation, where he served on the board from 2008 to 2013, Spansion Corporation (2005-2008), and Integrated Device Technology Corporation (2004-2005). Mr. Roberson holds a Bachelor of Social Ecology degree from the University of California at Irvine, and a law degree from Golden Gate University School of Law in San Francisco. He also studied financial management at Harvard Business School. He is the Chair of the Quantum’s Audit Committee and a member of the Company’s Leadership and Compensation Committee. Mr. Roberson brings to the Quantum Board vast storage industry knowledge that lends keen insight into the nature of the Company’s business, enabling him to provide meaningful guidance on strategic direction, technology innovation and growth opportunities.

Mr. John Mutch has served as the managing partner of MV Advisors LLC, a strategic block investment firm which provides focused investment and strategic guidance to small and mid-cap technology companies, since he founded it in January 2006. Previously, Mr. Mutch served as the President, Chief Executive Officer and Chairman of the Board of BeyondTrust Software, a privately held security software company focused on privilege identity management solutions sold into the Global 2000 IT infrastructure market, from December 2008 to January 2014. In March 2003, Mr. Mutch was appointed by the U.S. Bankruptcy court to the Board of Peregrine Systems. He assisted that company in a bankruptcy work-out proceeding and was named President and Chief Executive Officer in July 2003. Mr. Mutch ran Peregrine Systems, operating the company under an SEC consent decree and successfully restructured the company culminating in a sale to Hewlett-Packard Company in December 2005. From July 1997 until August 2002, Mr. Mutch served as President, Chief Executive Officer and a director of HNC Software, an enterprise analytics software provider. Before HNC Software, Mr. Mutch spent seven years at Microsoft Corporation in a variety of executive sales and marketing positions. Mr. Mutch has served as a member of the Board of Directors of Agilysys, Inc., a provider of information technology solutions, since March 2009, and as the Chairman of the Board of Aviat Networks, a global supplier of microwave networking solutions, backed by an extensive suite of professional services and support, since January 2015. He has also served as a member of the Board of Directors of Steel Excel Inc. since December 2007. Previously, he served on the boards of Phoenix Technology, Adaptec Inc., Edgar Online, Aspyra, Overland Storage and Brio Software. Mr. Mutch received his BS in Applied Economics from Cornell University and an MBA from the University of Chicago. We believe that Mr. Mutch possesses specific attributes that qualify him to serve as a member of the Board, including his executive and board experience.

Mr. Raghavendra Rau currently serves as a member of the Board of Directors and Chairman of the Strategy Committee of TiVo Corporation, a creator of personalized and data-driven ways for viewers to discover the right entertainment and for providers to discover the right audiences, a position he has held since May 2015. From November 2011 until October 2014, Mr. Rau served as the CEO of SeaChange International Inc., a provider of digital video systems, software and related services to cable, telecommunications and broadcast television companies worldwide, where he also served as a director from July 2010 until October 2014 and as a member of the Compensation Committee. From November 2010 until December 2014, Mr. Rau served as a director of Aviat Networks, Inc., a global supplier of microwave networking solutions, backed by an extensive suite of professional services and support, where he also served as a member of the Audit Committee. Mr. Rau also previously served as a director of Microtune, Inc., a global leader in RF integrated circuits and subsystem modules, from May 2010 until its acquisition by Zoran Corporation in December 2010, where he also served as a member of the Audit Committee. Mr. Rau served as Senior Vice President of the Mobile TV Solutions Business of Motorola, Inc. ("Motorola") from May 2007 until January 2008, and as Senior Vice President of Strategy and Business Development, Networks & Enterprise of Motorola from March 2006 to May 2007. Mr. Rau served as Corporate Vice President of Global Marketing and Strategy for Motorola from 2005 to 2006, and as Corporate Vice President, Marketing and Professional Services, from 2001 to 2005. From October 1992 to 2001, Mr. Rau served in various positions within Motorola, including as Vice President of Strategic Business Planning and Vice President of Sales and Operations and held positions in Asia and Europe. Mr. Rau is a former Chairman of the QuEST Forum, a collaboration of service providers and suppliers dedicated to telecom supply chain quality and performance, and was a director of the Center for Telecom Management at the University of Southern California. Mr. Rau also served on the Marketing Advisory Board of Cleversafe Inc. which was acquired by IBM. Mr. Rau holds a Bachelor's degree in Engineering from the National Institute of Technology (India) and an MBA from the Indian Institute of Management. We believe that Mr. Raghavendra possesses specific attributes that qualify him to serve as a member of the Board, including his executive and board experience.

Board Independence

Quantum’s Corporate Governance Principles provide that a majority of the Board shall consist of independent directors. The Board has determined that none of the directors standing for election, other than Jon W. Gacek, has any material relationship with Quantum (either directly or as a partner, stockholder or officer of an organization that has a relationship with Quantum), and that such directors and nominees (other than Mr. Gacek) are independent under all applicable regulations, including the rules of the NYSE and the SEC.

Board Meetings and Committees

The Board held a total of nine (9) meetings during the twelve-month period beginning April 1, 2015 and ending March 31, 2016 (“Fiscal 2016”). In addition, in Fiscal 2016, the independent directors held four (4) meetings without management present. During Fiscal 2016, each of our directors standing for election attended at least 75% of the meetings of the Board and the meetings of committees, if any, upon which such director served, except for Mr. DiNardo. All of our directors are expected to attend each meeting of the Board and the committees on which they serve and are encouraged to attend annual stockholder meetings, to the extent reasonably possible. Messrs. Andersen, Auvil, DiNardo, Gacek and Roberson attended our 2015 annual meeting. Mr. Press was not a director at the time of last year’s annual meeting.

The Company’s standing committees of the Board include an Audit Committee, a Leadership and Compensation Committee, and a Corporate Governance and Nominating Committee. From time to time, the Board may form committees for other purposes. Paul R. Auvil III is the Chairman of the Company’s Board and as such presides at the independent directors’ meetings.

The Company has a separately-designated standing Audit Committee which currently consists of Mr. Roberson, Chair of the committee, Mr. Andersen and Mr. Auvil, all of whom are independent directors, including all applicable enhanced independence requirements for audit committee members under NYSE listing standards and SEC rules, and are financially literate, as defined in the applicable NYSE listing standards and SEC rules and regulations. Our Board has determined that David E. Roberson is an audit committee financial expert as defined by SEC rules. The Audit Committee, which generally meets at least twice per quarter, once prior to quarterly earnings releases and again prior to the filing of the Company’s quarterly and annual reports with the SEC, appoints the Company’s independent registered public accounting firm and is responsible for approving the services performed by the Company’s independent registered public accounting firm and for reviewing and evaluating the Company’s accounting principles and its systems of internal accounting controls. At each meeting, the Audit Committee first meets with Company management and the Company’s independent registered public accounting firm in order to review financial results and conduct other appropriate business. In addition, the Audit Committee regularly meets separately with the Company’s independent registered public accounting firm without the presence of management, as well as with the Company’s management and with the Company’s Internal Audit department. The Audit Committee held a total of ten (10) meetings during Fiscal 2016.

The Leadership and Compensation Committee of the Board is currently composed of Mr. Krall, Chair of the committee, Mr. DiNardo and Mr. Roberson, all of whom are independent directors, including all applicable enhanced independence requirements for compensation committee members under NYSE listing standards. Mr. Smith and Mr. Black served on the committee until their respective resignations from the Board in May 2015 and February 2016. The Leadership and Compensation Committee generally meets in conjunction with Board meetings and at other times as deemed necessary by the committee or the Board. The Leadership and Compensation Committee’s primary mission is to ensure the Company provides appropriate leadership and compensation programs to enable the successful execution of its corporate strategy and objectives and to ensure the Company’s programs and practices are market competitive and consistent with corporate governance best practices. The Leadership and Compensation Committee’s primary objectives are to (1) review and approve the Company’s compensation philosophy, strategy and practices, (2) review and approve executive compensation for all executive officers (other than for the CEO) and make recommendations to the Board regarding CEO and non-employee director compensation, (3) review the Company’s strategy and practices relating to the attraction, retention, development, performance and succession of its leadership team, and (4) develop guidelines to be used by the Company’s management for establishing and adjusting the compensation of all non-executive vice presidents. The Leadership and Compensation Committee held a total of five (5) meetings during Fiscal 2016.

The Leadership and Compensation Committee has the power to delegate its authority to the Company’s management or to a subcommittee (subject to limitations of applicable law and provided that the Leadership and Compensation Committee may not delegate its authority as it relates to the compensation of the CEO and the other executive officers), but did not do so during Fiscal 2016. The Leadership and Compensation Committee is also empowered to hire outside advisors in connection with performing its duties.

The Corporate Governance and Nominating Committee is currently composed of Mr. Powers, Chair of the committee, Mr. Auvil, Mr. Fuller and Mr. Press, all of whom are independent directors, as defined in the applicable NYSE listing standards. The Corporate Governance and Nominating Committee, which meets at least twice annually, assists the Board by identifying and recommending prospective director nominees, develops corporate governance principles for Quantum, advises the Board on corporate governance matters, including Board and committee composition, roles and procedures, recommends to the Board a Chair of the Board, oversees the evaluation of the Board, considers questions of possible conflicts of interest of Board members and of senior executives, and oversees and reviews the process for succession planning of the Company’s Chief Executive Officer. The Corporate Governance and Nominating Committee will consider nominees recommended by stockholders pursuant to the procedures outlined in the Company’s Bylaws and as set forth herein. The Corporate Governance and Nominating Committee held four (4) meetings during Fiscal 2016.

Each of our standing committees is governed by a written charter, copies of which are posted on our website. The Internet address for our website is http://www.quantum.com, where the charters may be found by clicking “About Us” from the home page, selecting “Investor Relations” and then “Governance Documents.” A free printed copy of the charters also is available to any stockholder who requests it from Quantum’s Investor Relations Department at the address stated below in the Section of this Proxy Statement entitled “Communicating with the Company.”

Board’s Role in Risk Oversight

The Company faces a wide spectrum of risks, including financial, strategic, operational, and regulatory exposures. On behalf of the Board, the Company’s Audit Committee has primary responsibility for the oversight of those risks. In accordance with its charter, the Audit Committee oversees the Company’s policies and processes for risk assessment and management, including discussions of its major risk exposures, the associated risk mitigation activities, and the practices under which risk management is implemented throughout the Company. The Board’s other committees also oversee risks associated with their respective areas of responsibility, such as the Leadership and Compensation Committee’s review of risks arising from compensation practices. The full Board is updated regarding its committees’ risk oversight and other activities through its regular reporting and discussion practices.

While the Board is responsible for risk oversight, risk management accountability lies with the Company’s management team. The Company’s general counsel has executive responsibility for the majority of its risk management practices, including maintenance of its enterprise risk management practices, completion of the annual risk assessment, and management and promotion of the Company’s ethics and compliance program. Formal risk management reports are provided by the general counsel to the Audit Committee on a periodic basis, with ongoing updates and discussions occurring as appropriate at Board meetings. In addition, other appropriate risk assessment and mitigation techniques are implemented and applied throughout the Company’s different operations and functional teams, with the involved management representatives providing updates to the Board as needed.

Leadership Structure

The Board is committed to strong, independent Board leadership and oversight of management’s performance and therefore has appointed Paul R. Auvil III as the non-executive, independent Chair. In addition, the Board believes that separating the positions of independent Chair and Chief Executive Officer allows our Chief Executive Officer to focus on the Company’s day-to-day operations while our Chairman can devote his time and attention to addressing matters relating to the responsibility of the Board.

The roles and responsibilities of the Chair, which are described in the Company’s Corporate Governance Principles, include:

●	In consultation with and with the assistance of the Chief Executive Officer and the Company’s Secretary, the Chair plans and organizes the activities of the Board.
●	The Chair may call meetings of the Board or of the non-management directors.
●	The Chair ensures, in conjunction with the Corporate Governance and Nominating Committee, that processes that govern the Board’s work are effective to enable the Board to exercise oversight and due diligence in the fulfillment of its mandate, including its oversight responsibilities in Company strategy and risk.

●	The Chair leads Board meetings and sessions of the non-management directors.
●	Where Board functions have been delegated to committees, the Chair works with the respective committee chairs to ensure that each committee functions effectively and keeps the Board apprised of actions taken.

●	The Chair may attend, as a non-voting participant, meetings of any Board committees on which the Chair is not a member.
●	The Chair has unrestricted access to Company management.
●	The Chair builds relationships with senior management and may meet with relevant senior management when problems arise.
●	The Chair provides advice to the Chief Executive Officer and senior management on important issues.
●	The Chair facilitates effective communication between directors and senior management, both inside and outside of Board meetings.
●	The Chair works with the Chief Executive Officer to ensure that Management strategies and plans are appropriately represented to the Board and that issues are openly communicated to the Board.
●	The Chair communicates the Board’s concerns to the Chief Executive Officer.
●	With the assistance of the Leadership and Compensation Committee, the Chair leads the Board in evaluating the performance of the Chief Executive Officer.

Consideration of Director Nominees

Stockholder Recommendations and Nominations

Recommendations

It is the policy of the Corporate Governance and Nominating Committee to consider recommendations for candidates to the Board from stockholders. A stockholder that desires to recommend a candidate for election to the Board must direct the recommendation in writing to Quantum Corporation, attention: Company Secretary, 224 Airport Parkway, Suite 550, San Jose, CA 95110.

Nominations

Please see above under Proposals for Nominees to the Board of Directors for information about stockholder nominations to the Board.

Identifying and Evaluating Nominees for Director

The Corporate Governance and Nominating Committee uses the following procedures to identify and evaluate individuals recommended or offered for nomination to the Board:

●	The committee regularly reviews the current composition and size of the Board.
●	The committee annually evaluates the performance of the Board as a whole and the performance and qualifications of individual members of the Board eligible for re-election at the annual meeting of stockholders.

●	In evaluating and identifying candidates, the committee has the authority to retain and terminate any third party search firm that is used to identify director candidates and has the authority to approve the fees and retention terms of any search firm.

●	The committee reviews the qualifications of any candidate who has been properly recommended or nominated by a stockholder, as well as any candidate who has been identified by management, individual members of the Board or, if the committee determines, a search firm. Such review may, in the committee’s discretion, include a review solely of information provided to the committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the committee deems proper, including the retention of third parties to review potential candidates.

●	The committee will evaluate each candidate in light of the general and specific considerations that follow. The committee evaluates all nominees, whether or not recommended by a stockholder, in the same manner, as described in this Proxy Statement.

●	After reviewing and considering all candidates presented to the committee, the committee will recommend a slate of director nominees to be approved by the full Board.
●	The committee will endeavor to promptly notify, or cause to be notified, all director candidates of its decision as to whether to nominate such individual for election to the Board.

General Considerations

A candidate will be considered in the context of the current perceived needs of the Board as a whole. Generally, the Corporate Governance and Nominating Committee believes that the Board should be comprised of directors who (i) are predominantly independent, (ii) are of high integrity, (iii) have qualifications that will increase overall Board effectiveness and (iv) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members.

Specific Considerations

Specific considerations include the following:

●	The current size and composition of the Board and the needs of the Board and its committees.
●	Previous experience serving on a public company board or as a member of the senior management of a public company.
●	Whether the candidate would be an independent director as defined under all applicable regulations, including the rules of the NYSE and the SEC.
●	The possession of such knowledge, experience, skills, expertise and diversity so as to enhance the Board’s ability to manage and direct the affairs and business of the Company.
●	Key personal characteristics such as strategic thinking, objectivity, independent judgment, integrity, intellect and the courage to speak out and actively participate in meetings.
●	Knowledge of, and familiarity with, information technology.
●	The absence of conflicts of interest with the Company’s business.
●	A willingness to devote a sufficient amount of time to carry out his or her duties and responsibilities effectively, including, at a minimum, a commitment to attend at least six Board meetings per year and to serve on a committee.

●	Commitment to serve on the Board for an extended period of time.
●	Diversity of thinking or background.
●	Such other factors as the Corporate Governance and Nominating Committee may consider appropriate

The Board believes that all of the Company’s nominees for election to our Board meet the general and specific considerations outlined above.

The Board does not maintain a formal diversity policy for its members. However, in evaluating the overall composition of the Board, the Board and the Nominating and Corporate Governance Committee consider diversity of knowledge, experience, cultural background, race, gender, and age. The Company’s nominees represent a diverse group of business leaders with different experiences, backgrounds and areas of expertise. Most of the Company’s nominees either held or are currently holding senior leadership positions at major companies and also have experience serving on boards of directors and board committees of other public companies, which provides them with an understanding of different business processes, challenges and strategies. The Board believes that a Board comprising directors with a diverse range of perspectives, skills and experiences enables the Board to more effectively oversee all aspects of the Company’s business.

The Corporate Governance and Nominating Committee and the Board believe that the skill and experience set of the Company’s nominees for election at the Annual Meeting provide the Company with a diverse range of judgment and perspectives critical in guiding the Company’s strategies and overseeing their execution.

Five of the Company’s nominees for election to our Board have previously served as Quantum directors, while the other two nominees have previously been granted observer rights at meetings of the Board and committees of the Board.

Evaluation of the Board

In accordance with Quantum’s corporate governance principles and the rules of the NYSE, annual self-evaluations of its Board, its committees, and individual directors were performed. The purpose of the self-assessment process is to help build a strategic Board that contributes to superior long-term shareholder value. The Board and selected executive staff members were surveyed on matters related to Board and Committee composition, effectiveness, decision making and individual director performance. The results of the survey were compiled by the Company’s inside legal counsel and a summary for the Board was provided to the Chairman of the Board and a summary for each committee to the relevant committee chair. After review, the Chairman of the Board and the committee chairs followed up with individual directors as necessary. Summaries of the results of the survey were discussed with the applicable committees and summaries were then presented to the Board. Following the presentations, the Corporate Governance and Nominating Committee, with input from all directors, recommends to the Board any appropriate changes to the Corporation’s governance process.

Communications to the Board

Stockholders, employees and other interested parties may contact the Board, the Chairman of the Board, the independent directors as a group or any of our directors by writing to them c/o Quantum Corporation, attention: Company Secretary, 224 Airport Parkway, Suite 550, San Jose, CA 95110, or by email to BoardofDirectors@Quantum.com. Communications that are intended specifically for the Chairman or the independent directors should be sent to the email address or street address noted above, to the attention of the Chairman. If any such interested party wishes to contact the Board, a member of the Audit Committee, the Chairman of the Board, our independent directors as a group or any of our directors to report a concern about Quantum’s conduct or about questionable accounting, internal accounting controls or auditing matters, such party may do so anonymously by using the address above and designating the communication as “confidential.” Alternatively, concerns may be reported anonymously by phone or via the world-wide-web to the following toll-free phone number or Internet address 1-866-ETHICSP (1-866-384-4277); www.ethicspoint.com. These resources are operated by Ethicspoint, an external third-party vendor that has trained professionals to take calls in confidence, and to report concerns to the appropriate persons for proper handling. Communications raising safety, security or privacy concerns, or that otherwise relate to improper activities will be addressed in an appropriate manner.

Director Compensation

The Leadership and Compensation Committee, together with the full Board, are responsible for determining the amount and form of compensation for the Company’s non-employee directors. The Company’s management team provides information, analysis and recommendations to the Leadership and Compensation Committee on matters such as competitive market practices, target compensation levels and non-employee director compensation program design. In addition, the Leadership and Compensation Committee’s compensation consultant, as identified in the Compensation Discussion & Analysis, also provides analysis and advice on the market competitiveness of our non-employee directors’ compensation program (both in relation to the Company’s peer group and to the broader technology industry), as well as on current trends and developments, and specific non-employee director compensation program design recommendations. While the Leadership and Compensation Committee carefully considers all of the information and recommendations made by members of management and its compensation consultant, ultimate authority for all decisions relating to the non-employee director compensation program rests with the Board.

The Leadership and Compensation Committee has determined that it will conduct a comprehensive review of the compensation program for the Company’s non-employee directors every two years. As the last comprehensive review of the non-employee director compensation occurred in fiscal year 2014, the management team and the consultant conducted a comprehensive review of the Fiscal 2016 compensation programs in fiscal year 2016 and concluded that the total compensation delivered to non-employee directors is competitive in comparison to the Company’s compensation peer group (discussed in the Compensation Discussion and Analysis below). As a result of this review, the management team and the consultant recommended to the Leadership and Compensation Committee that they do not approve changes to either the type or the amount of compensation for the Board is needed at this time, except for an increase to the Chairman annual retainer of $5,000, from $25,000 to $30,000 per year. Mr. Auvil, however, later declined to accept this increase, so that the annual Chairman retainer remains at $25,000. The table below details the specific elements of the Company’s Fiscal 2016 compensation program for its non-employee directors. All cash compensation is paid in equal quarterly installments.

Compensation Element	Quantum Board Compensation Program
Board Service – Cash	➢ Annual cash retainer: $50,000
➢ Initial award: restricted stock units with grant date value of $125,000
● Vest over two years (50% after one year and 50% over the second year)
➢ Annual award: restricted stock units with grant date value of $100,000
Board Service – Equity	● Vest quarterly over one year
➢ Annual cash retainers:
● Audit Committee: $25,000
● Leadership & Compensation Committee: $17,500
● Corporate Governance & Nominating Committee: $15,000
Committee Chair Service	➢ Meeting fees: none
➢ Annual cash retainers:
● Audit Committee: $12,500
● Leadership & Compensation Committee: $10,000
● Corporate Governance & Nominating Committee: $7,500
Committee Member Service	➢ Meeting fees: none
Lead Director / Chairman	➢ Annual cash retainer: $25,000

During Fiscal 2016, the non-employee directors received the following equity awards: Messrs. Auvil, Black, DiNardo, Fuller, Krall, Powers, and Roberson each received 90,090 restricted stock units and Mr. Anderson received 22,523 restricted stock units that vest as follows: 25% vested on each of December 1, 2015, March 1, 2016 and June 1, 2016, and 25% will vest on the date of the Annual Meeting. Mr. Andersen, who joined the Board on May 6, 2015, received 64,767 restricted stock units that vest as follows: 50% vested on June 1, 2016 and 50% will vest on June 1, 2017. Due to Mr. Black’s resignation from the Board in February 2016, any unvested restricted stock units were forfeited.

Pursuant to the Settlement Agreement effective March 2, 2017, each of the non-employee directors currently serving on the Board, other than Robert Andersen, was granted 30,000 restricted stock units of the Company’s Common Stock for their continuing service on the Board, which restricted stock units shall vest in full upon the election of directors at the Annual Meeting, unless a director has resigned or has been removed from the Board for any reason prior to the Annual Meeting. In addition, Mr. Andersen’s previously granted 32,383 restricted stock units that otherwise would have vested on June 1, 2017, were accelerated to vest in full upon the election of directors at the Annual Meeting, unless Mr. Andersen has resigned or has been removed from the Board for any reason prior to the Annual Meeting. The Company has also agreed that non-employee directors elected at the Annual Meeting will be granted 50,000 restricted stock units of the Company’s Common Stock, which restricted stock units shall vest in full upon the election of directors at the Next Annual Meeting. Notwithstanding the foregoing, upon the resignations by Messrs. Mutch and Roberson in accordance with the Settlement Agreement, such resigning director’s restricted stock units shall vest in full immediately upon such resignation. However, if Messrs. Mutch or Roberson resign for any other reason, or any other director resigns for any reason or any director is removed from the Board, in each case prior to the Next Annual Meeting, such director shall forfeit the entirety of the grant.

The Board, in its discretion, determines the time or times at which equity awards may be granted, the form in which such awards are granted, the number of shares of the Company’s stock subject to each award and, in the case of stock options, the period over which such stock options become exercisable.

We also maintain a non-qualified deferred compensation plan which allows our non-employee directors to contribute some or all of their cash fees to an irrevocable trust for the purpose of deferring federal and state income taxes. Participants direct the deemed investment of their deferred accounts among a pre-selected group of investment funds, which does not include shares of the Company’s Common Stock. The deemed investment accounts mirror the investment options available under the Company’s 401(k) Savings Plan. Participants’ deferred accounts are credited with interest based on their deemed investment selections. During Fiscal 2016, none of our non-employee directors elected to defer any of their cash fees to the non-qualified deferred compensation plan.

Effective October 2015, in connection with his service on the Company's Board, Mr. Auvil declined to receive any further cash fees and this forgone compensation will not be made up to Mr. Auvil in any other form.

Employee directors receive no additional compensation for their service on the Board or on committees of the Board.

Compensation paid to the non-employee directors during Fiscal 2016 is set forth in the following table. Mr. Press joined the Board in fiscal year 2017 and therefore, did not receive compensation during Fiscal 2016.

Fiscal 2016 Director Compensation Table

					Change in
					Pension Value
					and
	Fees				Nonqualified
	Earned	Stock	Option	Non Equity	Deferred
	or Paid	Awards	Awards	Incentive Plan	Compensation	All Other
Name	in Cash(1)	(2)(4)	(3)(4)	Compensation	Earnings	Compensation	Total
Andersen, Robert J.*	$50,000	$150,000	$0	$0	$0	$0	$200,000
Auvil III, Paul R.**	$47,500	$100,000	$0	$0	$0	$0	$147,500
Black, Philip***	$61,250	$100,000	$0	$0	$0	$0	$161,250
DiNardo, Louis	$61,250	$100,000	$0	$0	$0	$0	$161,250
Fuller, Dale L.	$57,500	$100,000	$0	$0	$0	$0	$157,500
Krall, David A.	$67,500	$100,000	$0	$0	$0	$0	$167,500
Powers, Gregg J.	$61,250	$100,000	$0	$0	$0	$0	$161,250
Roberson, David E.	$85,000	$100,000	$0	$0	$0	$0	$185,000
Smith, Jeffrey C.****	$15,000	$0	$0	$0	$0	$0	$15,000
____________________

*	Mr. Andersen joined the Board effective May 6, 2015.

**	Effective October 2015, Mr. Auvil declined to receive any further cash fees in connection with his service on the Company's Board.

***	Mr. Black resigned effective February 3, 2016 and part of his equity grant was canceled.

****	Mr. Smith resigned effective May 6, 2015.

(1)     Amounts reflect compensation earned by each director during Fiscal 2016. Fees Earned or Paid in Cash include the following:

		Committee			Total Fees
		Membership	Committee Chair	Chairman	Earned or
Name	Board Retainer	Retainer	Retainer	Retainer	Paid in Cash
Andersen, Robert J.	$43,750	$6,250	$—		$50,000
Auvil III, Paul R.	$25,000	$10,000	$—	$12,500	$47,500
Black, Philip	$50,000	$11,250	$—	$—	$61,250
DiNardo, Louis	$50,000	$7,500	$3,750	$—	$61,250
Fuller, Dale L.	$50,000	$7,500	$—	$—	$57,500
Krall, David A.	$50,000	$10,000	$7,500	$—	$67,500
Powers, Gregg J.	$50,000	$7,500	$3,750	$—	$61,250
Roberson, David E.	$50,000	$22,500	$12,500	$—	$85,000
Smith, Jeffrey C.	$12,500	$2,500	$—	$—	$15,000
____________________

(2)	On June 1, 2015, Mr. Andersen received 64,767 restricted stock units. On September 1, 2015, the Company’s non-employee directors received the following awards: Messrs. Auvil, Black, DiNardo, Fuller, Krall, Powers, and Roberson each received an annual award of 90,090 restricted stock units and Mr. Andersen received 22,523 restricted stock units. The value of these awards was computed in accordance with Statement of Financial Accounting Standards Accounting Standards Codification Topic 718, Compensation - Stock Compensation (“ASC 718”). Assumptions used in the calculation of the value are disclosed under “Stock Incentive Plans and Share-Based Compensation” in the Company’s Annual Report on Form 10- K filed with the SEC on June 3, 2016.
(3)	No stock options were granted to the non-employee directors in Fiscal 2016.
(4)	Outstanding equity awards held by each of the non-employee directors as of March 31, 2016 were as follows:

			Total Equity
	Awards	Options	Awards
Name	Outstanding	Outstanding	Outstanding
Andersen, Robert J.	76,028	—	76,028
Auvil III, Paul R.	45,044	66,000	111,044
Black, Philip	—	—	—
DiNardo, Louis	45,044	—	45,044
Fuller, Dale L.	72,698	—	72,698
Krall, David A.	45,044	—	45,044
Powers, Gregg J.	45,044	—	45,044
Roberson, David E.	45,044	—	45,044
Smith, Jeffrey C.	—	—	—

Leadership and Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The members of the Company’s Leadership and Compensation Committee are Mr. David A. Krall, Chair of the committee, Mr. Louis DiNardo and Mr. David E. Roberson. No member of the Leadership and Compensation Committee is currently, nor has any been at any time since the formation of the Company, an officer or employee of the Company or any of its subsidiaries. Likewise, no member of the Leadership and Compensation Committee has entered into a transaction, or series of similar transactions, in which they will have a direct or indirect material interest adverse to the Company. No interlocking relationships exist between any member of the Board or Leadership and Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

The Company has nominated seven directors for election to the Board at the Annual Meeting: Paul R. Auvil III, Jon W. Gacek, Gregg J. Powers, Clifford Press, David E. Roberson, John Mutch and Raghavendra Rau. All of the nominees have been approved for nomination by the Board.

Unless the authority to vote for one or more of our director nominees has been withheld in a stockholder’s proxy by voting “FOR ALL EXCEPT” and listing one or more nominees or voting “WITHHOLD ALL” or specific instructions to vote otherwise have been given, the persons named in the proxy as proxy holders intend to vote at the annual meeting “FOR” the election of the nominees presented above. Our Board intends to vote the proxies solicited hereby in such a manner as to provide for the election of the maximum number of the Company’s director nominees (for whom authority is not otherwise withheld and to the extent no specific instructions are otherwise given) as well as to prioritize the allocation of votes among our nominees.

At the Annual Meeting, unless you specifically instruct otherwise, the Board will instruct the proxy holders to cast the votes as to which voting authority has been granted so as to provide for the election of the maximum number of the Company’s director nominees, and will provide instructions as to the order of priority of our nominees in the event that fewer than all of our nominees are elected. Except as set forth in the prior sentence, the Board has not yet made any determination as to the order of priority of candidates to which it will allocate votes assuming cumulative voting applies, and expects to make this determination, if necessary, at the Annual Meeting.

Required Vote

Each stockholder voting in the election of directors may cumulate such stockholder’s votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the stockholder’s shares are entitled. Alternatively, a stockholder may distribute the stockholder’s votes on the same principle among as many candidates as the stockholder would like, provided that the stockholder may only return one valid proxy card. Therefore, a stockholder using the proxy card may distribute the stockholder’s votes among the Company’s seven nominees.

At the Annual Meeting, directors will be elected by a plurality of the votes cast with respect to that nominee. In this context, this means that the seven directors receiving the most votes, after stockholders are allowed to cumulate votes, will be elected.

THE BOARD RECOMMENDS A VOTE “FOR” EACH OF THE NOMINEES LISTED ABOVE.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm to audit the financial statements of the Company for the fiscal year ending March 31, 2017. The Board recommends that stockholders vote for ratification of such appointment. Although ratification is not required by our bylaws or otherwise, in the event of a vote against such ratification, the Audit Committee will reconsider its selection. Even if the selection is ratified, the Audit Committee may select a different auditor if it determines that this would be in the best interests of the Company and our stockholders. A representative of PricewaterhouseCoopers LLP is expected to be available at the Annual Meeting with the opportunity to make a statement if such representative desires to do so, and is expected to be available to respond to appropriate questions.

Required Vote

The affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the appointment of PricewaterhouseCoopers LLP.

THE BOARD RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2017.

PROPOSAL THREE

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

At the Company’s 2011 Annual Meeting of Stockholders, a majority of our stockholders voted in favor of holding an advisory vote to approve the compensation of our named executive officers on an annual basis. The Board of Directors considered this result and adopted a policy to provide for an annual advisory stockholder vote to approve the compensation of our named executive officers. Therefore, in accordance with that policy, and pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, we are asking our stockholders to approve, on an advisory basis, the compensation of the Company’s named executive officers as disclosed pursuant to Item 402 of Regulation S-K in the Compensation, Discussion and Analysis, the Summary Compensation Table and the related tables, notes, and the narrative in this Proxy Statement.

Our executive compensation program is intended to attract, motivate, and retain our named executive officers who are leading the business initiatives that we believe are critical to our future success. The executive compensation program consists of (i) base salary which is generally targeted at the market median, (ii) an annual bonus program with bonus payments tied to the achievement of one or more financial performance goals which require significant effort to achieve, and (iii) annual equity awards with a value on the date of the award that is generally targeted at the market median, but which provide actual value that is reflective of the Company’s stock price at the time of grant. As a result of the pay-for-performance orientation of our executive compensation program, a significant percentage of our named executive officers’ target total direct compensation is tied to the achievement of one or more annual financial goals and increasing our stock price. As discussed in the Compensation Discussion and Analysis below, the Leadership and Compensation Committee and the Board of Directors believe that our executive compensation program directly links executive compensation to our Company’s performance and effectively aligns the interests of our executive officers with those of our stockholders.

We urge our stockholders to read the Compensation Discussion and Analysis which describes our executive compensation program in detail, including our executive compensation philosophy and the Fiscal 2016 compensation of our named executive officers. Following are the highlights of our Fiscal 2016 executive compensation program:

●	At the Company’s 2015 Annual Meeting of Stockholders, approximately 97% of the vote cast on the non-binding advisory vote on our executive compensation program supported the compensation of our named executive officers. In light of this result, and after careful consideration by the Leadership and Compensation Committee of our Board of Directors, we made no significant changes to our executive compensation program in Fiscal 2016.

●	Ms. Breard, our Senior Vice President and Chief Financial Officer voluntarily resigned to pursue an opportunity outside the Company. Mr. Willis served as the Interim Senior Vice President and Chief Financial Officer for the remainder of Fiscal 2016. Effective April 15, 2016, Mr. Fuad Ahmad joined the Company as Senior Vice President and Chief Financial Officer.

●	The Company did not achieve the operating income performance targets that had been established for purposes of funding our annual bonus program. Therefore, the bonus pool was not funded and no bonuses were allocated in Fiscal 2016.

●	Since Fiscal 2014 and including in Fiscal 2016, the Company moved away from granting only time-based restricted stock units toward a mix of time-based restricted stock units and performance-based restricted stock units for the CEO. The performance-based equity plan was designed to only award shares if the Company met the corporate operating income and exceeded the specified revenue target, and otherwise no shares would be earned if Company’s performance falls short of the defined performance measure. Based on actual Fiscal 2016 results, the performance was not met and Mr. Gacek did not earn any portion of his Fiscal 2016 performance-based awards.

●	In Fiscal 2015 as well as Fiscal 2016, the Company moved away from granting only time-based restricted stock units toward a mix of time-based restricted stock units and performance-based restricted stock units for our remaining executive officers. 40% of the total awards granted to the remaining executive officers were performance-based. Based on actual Fiscal 2016 results, executive officers did not earn any of their performance-based equity awards.

●	In Fiscal 2016, the Company moved from a three-year vesting schedule to four-year vesting schedule for the time-based restricted stock units. The performance-based restricted stock units remained on the three-year vesting schedule.

●	Except for a nominal financial counseling and tax return preparation benefit, we do not provide any executive perquisites or other personal benefits to our executive officers.

We believe that the information provided above and within the Compensation Discussion and Analysis, the compensation tables and the narrative discussion following the compensation tables of this Proxy Statement demonstrate that our executive compensation program is designed appropriately, is performance-based and is working to ensure that the interests of our named executive officers are aligned with the interests of our stockholders to support long-term value creation.

The advisory vote to approve the compensation of our named executive officers occurs annually and the next advisory vote is therefore expected to occur at the Next Annual Meeting.

Required Vote

The adoption of a resolution approving, on an advisory basis, the compensation of our named executive officers, requires the affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote on the proposal.

While this advisory vote to approve the compensation of our named executive officers is not binding on the Company, the Leadership and Compensation Committee or our Board of Directors, it will provide valuable information to us regarding stockholder sentiment about our executive compensation philosophy, policies and practices, which the Leadership and Compensation Committee will consider when determining executive compensation for the remainder of the current fiscal year and beyond.

THE BOARD RECOMMENDS A VOTE “FOR” THE FOLLOWING RESOLUTION AT THE ANNUAL MEETING:

“RESOLVED, that the Company’s stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company’s Proxy Statement for the Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation table and the supporting tabular and narrative disclosure on executive compensation.”

PROPOSAL FOUR

ADVISORY VOTE ON FREQUENCY OF FUTURE ADVISORY VOTES ON
NAMED EXECUTIVE COMPENSATION

As described in Proposal Three above, our stockholders are being provided the opportunity to cast an advisory vote on the Fiscal 2016 compensation of our named executive officers (commonly known as a “Say-on-Pay” vote).

Every six years, we are required to conduct a non-binding shareholder advisory vote on the frequency of future Say-on-Pay votes. At our 2011 Annual Meeting of Shareholders, our shareholders cast the highest number of votes for voting on an annual basis, compared to voting every two years or three years. In response to the expressed opinion of our stockholders and other factors considered by our Board, we have held such Say-on-Pay votes on an annual basis since 2011. As approximately six years have passed, this Proposal Four provides our stockholders with a second opportunity at the Annual Meeting to cast a non-binding advisory vote on how often we should include a Say-on-Pay vote in its proxy materials for future annual shareholder meetings. Under this Proposal Four, shareholders may vote to have the Say-on-Pay vote every year, every two years or every three years.

The Board believes that continuing to conduct Say-on-Pay votes every year (as opposed to every two years or three years) is appropriate for, and in the best interests of, Quantum and its stockholders, in order to continue providing shareholders with a frequent opportunity to give immediate and direct feedback on our executive compensation programs.

Required Vote

The option of one year, two years or three years that receives the highest number of votes cast by shareholders will be the frequency of future advisory votes on executive compensation that has been selected by our shareholders. Abstentions and broker non-votes will have no effect on the outcome of the vote.

As an advisory vote, this proposal is nonbinding. Although the vote is nonbinding, the Board and the Compensation Leadership and Compensation Committee value the opinions of our stockholders and will consider the outcome of the vote when setting the frequency of future advisory votes on executive compensation.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EVERY “1 YEAR” FOR THE ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON NAMED EXECUTIVE COMPENSATION

PROPOSAL FIVE

APPROVAL OF AN AMENDMENT TO THE EMPLOYEE STOCK PURCHASE PLAN

We are asking stockholders to approve an amendment to the Employee Stock Purchase Plan (the “ESPP”) to increase the number of shares made available for issuance under the ESPP by 6.5 million so that we may continue to use the ESPP to assist us in recruiting, retaining and motivating qualified personnel who help us achieve our business goals, including creating long-term value for stockholders. Our ESPP allows eligible employees to purchase shares of the Company’s common stock (“Shares”) at a price equal to 85% of the lower of the closing price of our common stock on the NYSE on either the opening or closing date of the respective offering period.

The Leadership and Compensation Committee of the Board of Directors (the “Committee”) has approved the amendment to the ESPP, subject to the approval of our stockholders at the upcoming annual meeting (“Annual Meeting”). The ESPP was last approved by our stockholders at the 2014 annual meeting. Since the 2014 annual meeting, the ESPP has not been amended in any other material way except for the proposed increase in the number of shares available for issuance pursuant to the ESPP that is being submitted to shareholders at the Annual Meeting. If the amendment to the ESPP is not approved by stockholders, the ESPP will continue without any increase to the number of shares made available for issuance under the ESPP. However, in that case, it is likely that the shares reserved for issuance under the ESPP may be insufficient for participants to continue to purchase shares under the ESPP and it will be more difficult for us to meet our goals of recruiting, retaining and motivating our employees.

●

As of January 31, 2017, 63,642,551 Shares have been issued since the adoption of the ESPP and 697,050 Shares remained available for issuance. Assuming approval of the amendment to the ESPP at the Annual Meeting to increase Shares by 6.5 million, the total number of Shares available to be issued under the ESPP would be 7,197,050 Shares.

●

In determining to recommend that an additional 6.5 million Shares be added to the ESPP, the Committee considered the number of Shares purchased under the ESPP in the past three years. The number of Shares purchased under our ESPP in each of fiscal years 2014, 2015 and 2016, was 3,220,091, 2,789,866, and 3,272,792, respectively.

●

Over those three fiscal years, the Company’s total (not annual) dilution from grants under the Plan was a total 3.5%. Dilution for this purpose represents the number of Shares purchased under the ESPP during those three years, as a percentage of the total outstanding Shares as of March 31, 2016.

●

The actual number of Shares that will be purchased under the ESPP in any year cannot be predicted with certainty and will depend on a number of factors including, for example, the number of participants, each participant’s contribution rate, and our stock price.

●	Based on recent usage, we currently expect that the increased Share reserve would meet the Company’s anticipated needs under the ESPP for a period of approximately 2 years.
●

Without stockholder approval of this amendment, we believe our ability to attract and retain the individuals necessary to increase long-term stockholder value will be limited. We believe that the approval of the amendment to the ESPP is important to our continued success. If stockholders do not approve an increase in the number of Shares reserved for issuance under the ESPP, the ESPP’s goals of recruiting, retaining and motivating talented employees will be more difficult to meet.

Description of the ESPP

The following paragraphs provide a summary of the principal features of the ESPP and its operation. However, this summary is not a complete description of all of the provision of the ESPP, and is qualified in its entirety by the specific language of the ESPP. A copy of the amendment to the ESPP is provided as Exhibit A to this Proxy Statement.

Purpose

The purpose of the ESPP is to provide eligible employees of the Company and its participating affiliates with the opportunity to purchase Shares through payroll deductions or, if payroll deductions are not permitted under local laws, through other means as specified by the Committee. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended (“Section 423”). In addition, the ESPP authorizes the grant of options that do not qualify under Section 423 pursuant to rules, procedures or sub-plans adopted by the Company’s Board of Directors that are designed to achieve desired tax or other objectives.

Eligibility to Participate

Most employees of the Company and its participating affiliates are eligible to participate in the ESPP. However, an employee is not eligible if he or she has the right to acquire five percent (5%) or more of the voting stock of the Company or of any subsidiary of the Company. Also, the Committee has discretion to exclude employees who normally are scheduled to work less than or equal to twenty hours per week or five months per calendar year, have worked for the Company for less than two years, or are officers or other highly compensated employees, provided that the exclusion of employees in such categories is not prohibited under applicable local law. As of March 31, 2016, approximately 1,139 employees were eligible to participate in the ESPP.

Administration, Amendment and Termination

The Committee administers the ESPP. The members of the Committee serve at the pleasure of the Board. Subject to the terms of the ESPP, the Committee has all discretion and authority necessary or appropriate to control and manage the operation and administration of the ESPP. The Committee also may establish a waiting period (not to exceed two years) before new employees may become eligible for the ESPP. The Committee may make whatever rules, interpretations, and computations, and take any other actions to administer the ESPP that it considers appropriate to promote the Company’s best interests, and to ensure that the ESPP remains qualified under Section 423 of the Internal Revenue Code. The Committee may delegate one or more of the ministerial duties in the administration of the ESPP. All decisions of the Committee are conclusive and binding on all persons and will be given the maximum deference permitted by law.

The Committee or the Board of Directors may amend or terminate the ESPP at any time and for any reason. However, as required by Section 423 of the Internal Revenue Code, certain material amendments must be approved by the Company’s stockholders.

Number of Shares of Common Stock Available under the ESPP

As of January 31, 2017, a maximum of 64,339,601 Shares have been approved for issuance pursuant to the ESPP, of which only 697,050 Shares remain available to be issued in the future. If stockholders approve the amendment to the ESPP, the number of Shares issuable under the ESPP would be increased by 6,500,000 Shares, bringing the total that may be issued under the ESPP to 70,839,601 Shares, of which 7,197,050 Shares would be available to be issued in the future. Shares sold under the ESPP may be newly issued shares or treasury shares. In the event of any stock split, stock dividend or other change in the capital structure of the Company that affects shares of the Company’s common stock, appropriate adjustments will be made in the number, class and purchase price of the Shares available for purchase under the ESPP. As of January 31, 2017, the closing price of our common stock on the NYSE was $0.89 per share.

Enrollment and Contributions

Eligible employees voluntarily elect whether or not to enroll in the ESPP. Employees who join the ESPP participate during offering periods of six months. Employees who have joined the ESPP automatically are re-enrolled for additional rolling six month offering periods; provided, however, that an employee may cancel his or her enrollment at any time (subject to ESPP rules).

Employees contribute to the ESPP through payroll deductions or, if payroll withholding is not permitted under local laws, through such other means as specified by the Committee. Participating employees generally may contribute up to 10% of their eligible compensation through after-tax payroll deductions. From time to time, the Committee may establish a different maximum permitted contribution percentage, change the definition of eligible compensation, or change the length of the offering periods (but in no event may such periods exceed nine months). An employee later may increase or decrease his or her contribution percentage, subject to ESPP rules.

Purchase of Shares

On the last business day of each six month offering period, the Company uses each participating employee’s payroll deductions or contribution to purchase Shares for the employee. The price of the Shares purchased will be determined under a formula established in advance by the Committee. However, in no event may the purchase price be less than 85% of the lower of (1) the stock’s market value on the first day of the offering period, or (2) the stock market’s value on the purchase date. Market value under the ESPP means the closing price of our common stock on the NYSE for the day in question. In any single year, no employee may purchase more than $25,000 of common stock (based on market value on the applicable enrollment date(s)). Also, during any offering period, no more than 2,000,000 Shares may be issued under the ESPP. The Committee also has discretion to set a limit on the number of Shares that any participant may purchase on any purchase date (which limit is 5,000 Shares unless otherwise determined by the Committee), to set a lower (but not higher) limit on the dollar value of Shares that may be purchased, and to change the dates on which Shares are purchased.

Termination of Participation

Participation in the ESPP generally terminates when a participating employee’s employment with the Company or any of its designated subsidiaries that are eligible to participate in the ESPP ceases for any reason, the employee withdraws from the ESPP, or the Company terminates or amends the ESPP such that the employee no longer is eligible to participate.

Number of Shares Purchased by Certain Individuals and Groups

Given that the number of Shares that may be purchased under the ESPP is determined, in part, by the stock’s market value on the first and last day of the offering period and given that participation in the ESPP is voluntary on the part of employees, the actual number of Shares that will be purchased by any individual in the future under the ESPP is not determinable. For illustrative purposes only, the following table sets forth (a) the number of Shares that were purchased during the Company’s 2016 fiscal year under the ESPP, and (b) the average per share purchase price paid for such Shares.

Name of Individual or Identity of Group and Position	Number of Shares Purchased (#)	Weighted Average Purchase Price Per Share ($)
Jon W. Gacek President and Chief Executive Officer	—	—
Christopher S. Willis Interim Senior Vice President and Chief Financial Officer	10,000	$0.69
William C. Britts Senior Vice President, Worldwide Sales & Marketing	10,000	$0.69
Robert S. Clark Senior Vice President, Product Operations	—	—
Geoffrey G. Stedman Senior Vice President, StorNext Solutions	10,000	$0.69
Linda M. Breard Former Senior Vice President and Chief Financial Officer	—	—
All current executive officers as a group	30,000	$0.69
All non-employee directors as a group(1)	—	—
All other employees (including all current officers who are not executive officers)	3,242,792	$0.67
____________________

(1)     Non-employee directors are not eligible to participate in the ESPP.

Tax Aspects

Based on management’s understanding of current U.S. federal income tax laws, the tax consequences for U.S. taxpayers of the purchase of Shares under the ESPP are as follows.

An employee will not have taxable income when the shares of our common stock are purchased for him or her, but the employee generally will have taxable income when the employee sells or otherwise disposes of stock purchased through the ESPP.

For shares that the employee does not dispose of until more than two years after the applicable enrollment date and more than one year after the purchase date (the “holding period”), then the employee generally will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares on the purchase date exceeded the purchase price paid for those shares, and the Company will be entitled to an income tax deduction for the taxable year in which such disposition occurs equal in amount to such excess. The amount of this ordinary income will be added to the employee’s basis in the shares, and any resulting gain or loss recognized upon the sale or disposition will be a capital gain or loss. If the shares have been held for more than one year since the date of purchase, the gain or loss will be long-term.

If the employee sells or disposes of the purchased shares more than two years after the start date of the offering period in which the shares were acquired and more than one year after the purchase date of those shares, then the employee generally will recognize ordinary income in the year of sale or disposition equal to the lesser of (i) the amount by which the fair market value of the shares on the sale or disposition date exceeded the purchase price paid for those shares, or (ii) 15 percent of the fair market value of the shares on the start date of that offering period. Any additional gain upon the sale or disposition will be taxed as a long-term capital gain. Alternatively, if the fair market value of the shares on the date of the sale or disposition is less than the purchase price, there will be no ordinary income and any loss recognized will be a long-term capital loss. The Company will not be entitled to an income tax deduction with respect to such disposition. The purchase date begins the period for determining whether the gain (or loss) is short-term or long-term.

If the employee still owns the purchased shares at the time of death, the lesser of (i) the amount by which the fair market value of the shares on the date of death exceeds the purchase price or (ii) 15 percent of the fair market value of the shares on the start date of the offering period in which those shares were acquired will constitute ordinary income in the year of death.

Required Vote

Approval of the ESPP requires the affirmative vote of the holders of a majority of votes cast on the proposal with abstentions counting as votes “Against” for this purpose. If stockholders do not approve the ESPP, the ESPP will continue under its current terms until it is terminated in accordance with the terms of the ESPP.

THE BOARD RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE AMENDMENT TO THE EMPLOYEE STOCK PURCHASE PLAN.

PROPOSAL SIX

APPROVAL OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE COMPANY TO EFFECT A REVERSE STOCK SPLIT

Overview

The Board has adopted a resolution approving, and recommending that the Company’s stockholders adopt, an amendment (the “Amendment”) to the Company’s Amended and Restated Certificate of Incorporation which would effect a reverse stock split of its issued and outstanding Common Stock at a ratio of not less than one-for-three (1:3) and not more than one-for-eight (1:8), the exact reverse stock split ratio to be determined by the Board and publicly announced prior to the filing of the Amendment. The primary purpose of the reverse stock split is to raise the per share trading price of the Company’s Common Stock to enable the Company to maintain the listing of its Common Stock on the New York Stock Exchange (the “NYSE”). An increase in the Company’s share price may also broaden the Company’s investor base as many institutional investors and mutual funds have rules against purchasing a stock whose price is below a certain threshold.

If the Amendment is adopted by the stockholders, the reverse stock split will be accomplished by the filing with the Secretary of State of the State of Delaware of the Amendment that contains the reverse stock split ratio determined by the Board to be in the best interests of the Company and stockholders and publicly announced prior to the filing of the Amendment, which determination shall be made within six months from the date of the Annual Meeting.

Except for adjustments that may result from the treatment of fractional shares as described below, each stockholder will hold the same percentage of Common Stock outstanding immediately following the reverse stock split as that stockholder held immediately before the reverse stock split.

The form of the Amendment to accomplish the reverse stock split, is attached to this Proxy Statement as Exhibit B. The following discussion is qualified in its entirety by the full text of the proposed Amendment, which is hereby incorporated by reference.

Purposes of the Reverse Stock Split

The Board’s primary objective in proposing the reverse stock split is to raise the per share trading price of the Common Stock to enable the Company to maintain the listing of its Common Stock on the NYSE and to attract a broader investor base. On October 2, 2015, we received notification from the NYSE informing us that we were not in compliance with the NYSE Listed Company Rule 802.01C (the “NYSE Rule”) because the average closing price of our Common Stock, calculated over 30 consecutive trading days, did not meet the minimum $1.00 per share requirement for continued listing. Under the NYSE Rule, the Company can regain compliance if, during the six-month period following receipt of the NYSE notice, on the last trading-day of any calendar month, the Common Stock has a closing price per share and a 30 trading-day average closing price per share of at least $1.00. While we may regain compliance before the date of the Annual Meeting, the Board believes that effecting the reverse stock split will further ensure continued compliance with the NYSE Rule. The Board believes that the increased market price of our Common Stock expected as a result of the reverse stock split may improve marketability and liquidity of our Common Stock and further encourage interest and trading in our Common Stock.

For example, the Board believes that some institutional investors and investment funds may be reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms may be reluctant to recommend lower-priced stocks to their clients. The reverse stock split could increase our market price to a level that would be viewed more favorably by potential investors. Further, brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. As a result, certain investors may also be dissuaded from purchasing lower-priced stock. A higher stock price after the reverse stock split may reduce this concern.

Board of Directors’ Discretion to Implement Reverse Stock Split and Determine the Ratio

If the Amendment effecting the reverse stock split is adopted by the stockholders, an Amendment will become effective, if at all, only upon a determination by the Board within six months after the annual meeting of the reverse stock ratio to be used and that the actions contemplated by the Amendment containing such reverse stock split ratio are in the best interests of the Company and the stockholders. Notwithstanding approval by the stockholders, the Board may, in its sole discretion, abandon the proposed Amendment and determine not to effect any reverse stock split. If the Board elects not to implement the reverse stock split at this time, stockholder approval would again be required prior to implementing any subsequent reverse stock split.

The ratio of the reverse stock split, if approved and implemented, will be a ratio of not less than one-for-three (1:3) and not more than one-for-eight (1:8), as determined by the Board in its sole discretion. In determining the reverse stock split ratio, the Board will consider numerous factors, including:

●	the historical and projected performance of our Common Stock;
●	prevailing market conditions;
●	general economic and other related conditions prevailing in our industry and in the marketplace;
●	our capitalization (including the number of shares of Common Stock issued and outstanding);
●	the prevailing trading price for our Common Stock and the volume level thereof; and
●	the potential devaluation of our market capitalization as a result of the reverse stock split.

Our purpose for requesting authorization to implement the reverse stock split at a ratio to be determined by the Board, as opposed to a ratio that is fixed in advance, is to give the Board the flexibility to take into account then-current market conditions and changes in the price of our Common Stock and to respond to any other developments that may be relevant when considering the appropriate ratio.

The Board will determine the exact reverse stock split ratio within the stated range prior to filing the Amendment with the Secretary of State of the State of Delaware and such reverse stock split ratio will be publicly announced prior to such filing.

Certain Risks Associated with Reverse Stock Split

A reverse stock split could result in a significant devaluation of the Company’s market capitalization and the trading price of our Common Stock. Although the Board expects that the reverse stock split will result in an increase in the market price of the Common Stock, it cannot assure you that the reverse stock split, if implemented, will increase the market price of the Common Stock in proportion to the reduction in the number of shares of the Common Stock outstanding or result in a permanent increase in the market price. Accordingly, the total market capitalization of the Company after the proposed reverse stock split may be lower than the total market capitalization before the proposed reverse stock split and, in the future, the market price of the Common Stock following the reverse stock split may not exceed or remain higher than the market price prior to the proposed reverse stock split.

The effect of the reverse stock split upon the market price of our Common Stock cannot be predicted with any certainty, and the history of similar reverse stock splits for companies in similar circumstances to ours is varied. The market price of the Common Stock is dependent on many factors, including our business and financial performance, general market conditions, prospects for future success and other factors detailed from time to time in the reports we file with the SEC. If the reverse stock split is implemented and the market price of our Common Stock declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the reverse stock split.

The reverse stock split may result in some stockholders owning “odd lots” that may be more difficult to sell or require greater transaction costs per share to sell. The reverse stock split may result in some stockholders owning “odd lots” of less than 100 shares of our Common Stock on a post-split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

The reverse stock split may not generate additional investor interest. While the Board believes that a higher stock price may help generate investor interest, there can be no assurance that the reverse stock split will result in a per share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our Common Stock may not necessarily improve.

The reduced number of shares of Common Stock resulting from a reverse stock split could adversely affect the liquidity of our Common Stock. Although the Board believes that the decrease in the number of shares of the Common Stock outstanding as a consequence of the reverse stock split and the anticipated increase in the market price of our Common Stock could encourage interest in our Common Stock and possibly promote greater liquidity for our stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the reverse stock split.

Anticipated Effects of Reverse Stock Split

Effect on Authorized and Outstanding Shares. Currently, we are authorized to issue up to a total of one billion twenty million (1,020,000,000) shares, of which one billion (1,000,000,000) shares are Common Stock and twenty million (20,000,000) million shares are Preferred Stock. Upon effectiveness of the reverse stock split, the number of authorized shares that are not issued or outstanding will increase because the proposed amendment will not reduce the number of authorized shares while it will reduce the number of outstanding shares by one-third to one-eighth, depending on the exchange ratio selected by our Board. As of the date of this proxy statement, we do not have any current plans, agreements, understandings, arrangements or the like with respect to the authorized shares that will become available for issuance after the reverse stock split has been implemented. As of December 31, 2016, there were 271,188,235 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. The following table illustrates the effects of the reverse stock split at certain exchange ratios within the one-for-three (1:3) and one-for-eight (1:8) range, without giving effect to any adjustments for fractional shares of Common Stock, on our outstanding shares of Common Stock as of December 31, 2016:

As of December 31, 2016	Pre-Reverse Split	Post-1-for-3 Reverse Split	Post-1-for-8 Reverse Split
Common Stock	271,188,235	90,396,078	33,898,529
Shares Reserved under 2012
Long Term Incentive Plan	15,984,989	5,328,330	1,998,124
Shares Reserved under
Employee Stock Purchase Plan	697,050	232,350	87,131

Our Common Stock is currently registered under Section 12(b) of the Exchange Act, and the Company is subject to the periodic reporting and other requirements of the Exchange Act. The proposed reverse stock split will not affect the registration of our Common Stock under the Exchange Act. If the proposed reverse stock split is implemented, we currently expect that the Common Stock will continue to be traded on the NYSE under the symbol “QTM,” provided that we meet the continued listing requirements (although the NYSE would likely add the letter “D” to the end of the trading symbol for a period of about 20 trading days to indicate that the reverse stock split has occurred).

Effect on Existing Stockholders. After the effective date of the proposed reverse stock split, each stockholder will own a reduced number of shares of Common Stock. However, the proposed reverse stock split will affect all stockholders uniformly and will not affect any stockholder’s percentage ownership interest in the Company (except to the extent that the reverse split would result in any of the stockholders owning a fractional share as described below). Proportionate voting rights and other rights and preferences of the holders of Common Stock will not be affected by the proposed reverse stock split (except to the extent that the reverse split would result in any stockholders owning a fractional share as described below). For example, a holder of 2% of the voting power of the outstanding shares of Common Stock immediately prior to the reverse stock split would continue to hold approximately 2% of the voting power of the outstanding shares of Common Stock immediately after the reverse stock split. The number of stockholders of record also will not be affected by the proposed reverse stock split (except to the extent that the reverse split would result in any stockholders owning only a fractional share as described below).

Effect on Outstanding Stock Awards; Stock Plans. The reverse stock split, when implemented, will affect outstanding restricted stock awards, restricted stock units and options to purchase our Common Stock. The proposed reverse stock split will also reduce the number of shares of Common Stock issuable under the Company’s 2012 Long Term Incentive Plan and Employee Stock Purchase Plan, as amended. The per share exercise price of all outstanding option awards will be increased proportionately and the number of shares of Common Stock issuable upon the exercise of all outstanding option awards and the vesting of all unvested restricted stock will be reduced proportionately. These adjustments will result in approximately the same aggregate exercise price being required to be paid for all outstanding option awards upon exercise, although the aggregate number of shares issuable upon exercise of such option awards will be reduced proportionately following the reverse stock split.

Effect on the Company. We expect our business and operations to continue as they are currently being conducted and the reverse stock split is not anticipated to have any effect upon the conduct of such business. We expect to incur expenses of approximately $65,000 to $75,000 to effect the reverse stock split.

Accounting Consequences

The par value per share of our Common Stock will remain unchanged at $0.01 per share after the reverse stock split. As a result, on the effective date of the reverse split, the stated capital on the Company’s balance sheet attributable to our Common Stock will be reduced proportionately from its present amount, and the additional paid in capital account shall be credited with the amount by which the stated capital is reduced. The per share Common Stock net income or loss and net book value will be increased because there will be fewer shares of Common Stock outstanding. The Company does not anticipate that any other accounting consequences would arise as a result of the reverse stock split.

Treatment of Fractional Shares

No fractional shares of Common Stock will be issued in connection with the reverse stock split. Upon the proposed Amendment becoming effective pursuant to the Delaware General Corporation Law (the “Effective Time”), the aggregate of all fractional shares otherwise issuable to the record holders of shares of Common Stock prior to the Effective Time, as applicable, will be issued to the Company’s exchange agent, as agent, for the accounts of all record holders of such shares otherwise entitled to have fractional shares issued to them. The sale of all fractional interests will be effected by the exchange agent as soon as practicable after the Effective Time on the basis of prevailing market prices of the Common Stock at the time of sale. After such sale and upon the surrender of the certificates representing Common Stock outstanding immediately prior to the Effective Time, the exchange agent will pay to such holders of record their pro rata share of the net proceeds derived from the sale of the fractional interests. No transaction costs will be assessed to stockholders for the cash payment. Stockholders will not be entitled to receive interest for the period of time between the Effective Date and the date payment is made for fractional shares.

After the reverse stock split, then current stockholders will have no further interest in the Company with respect to fractional shares. Such stockholders will only be entitled to receive the cash payment described above. Such cash payments may reduce the number of post-split stockholders to the extent that there are stockholders holding fewer than that number of pre-split shares within the exchange ratio that is determined by the Board as described above; however, this is not the purpose of the reverse stock split.

Stockholders should be aware that under the escheat laws of the relevant jurisdictions, cash payments not timely claimed after the effective date of the reverse stock split may be required to be paid to designated agents for the relevant jurisdictions, without interest.

Effect on Registered Certificated Shares

Some registered stockholders hold their shares of Common Stock in certificate form or a combination of certificate and book-entry form. If any of your shares of Common Stock are held in certificate form, you will receive a letter of transmittal from the Company’s exchange agent as soon as practicable after the effective date of the reverse stock split. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-split shares to the exchange agent. Upon receipt of your properly completed and executed letter of transmittal and your stock certificate(s), you will be issued the appropriate number of shares either in certificate form or electronically in book-entry form under the direct registration system. If you are entitled to a payment in lieu of any fractional share interest, payment will be made as described above under “Treatment of Fractional Shares.” No new stock certificates or payments in lieu of fractional shares will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) to the exchange agent.

Beginning on the effective date of the reverse stock split, each certificate representing pre-reverse stock split shares will be deemed for all corporate purposes to evidence ownership of post-reverse stock split shares.

STOCKHOLDERS SHOULD NOT DESTROY ANY PRE-SPLIT STOCK CERTIFICATE AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL THEY ARE REQUESTED TO DO SO.

Effect on Registered Book-Entry Holders

The Company’s registered stockholders may hold some or all of their shares electronically in book-entry form under the direct registration system for securities. These stockholders will not have stock certificates evidencing their ownership of our Common Stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

●

If you hold shares in a book-entry form, you do not need to take any action to receive your post-split shares or your cash payment in lieu of any fractional share interest, if applicable. If you are entitled to post-split shares, a transaction statement will automatically be sent to your address of record indicating the number of shares you hold.

●

If you are entitled to a payment in lieu of any fractional share interest, a check will be mailed to you at your registered address as soon as practicable after the Company’s exchange agent completes the aggregation and sale described above in “Treatment of Fractional Shares.” By signing and cashing this check, you will warrant that you owned the shares for which you receive a cash payment.

Effect on Non-registered Stockholders

Non-registered stockholders holding Common Stock through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the consolidation than those that would be put in place by the Company for registered stockholders, and their procedures may result, for example, in differences in the precise cash amounts being paid by such nominees in lieu of a fractional share. If you hold your shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

Certain Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following is a general summary of certain U.S. federal income tax consequences of the reverse stock split to our stockholders. This summary does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences of the reverse stock split and is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences or any U.S. federal non-income tax consequences. Also, it does not address the tax consequences to stockholders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, stockholders who are not U.S. Holders (defined below), broker-dealers, tax-exempt entities, entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes and partners and investors therein, stockholders subject to the alternative minimum tax or net investment income tax provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and stockholders who hold our Common Stock as “qualified small business stock”. Other stockholders may also be subject to special tax rules, including, but not limited to, stockholders that received Common Stock as compensation for services or pursuant to the exercise of an employee stock option, or stockholders who have held, or will hold, stock as part of a straddle, hedging or conversion transaction for U.S. federal income tax purposes. This summary also assumes that you are a U.S. Holder (defined below) who has held, and will hold, shares of Common Stock as a “capital asset,” as defined in the Code, i.e., generally, property held for investment. Finally, the following discussion does not address the tax consequences of transactions occurring prior to or after the reverse stock split (whether or not such transactions are in connection with the reverse stock split), including, without limitation, the exercise of options or rights to purchase Common Stock in anticipation of the reverse stock split.

The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of such stockholder. You should consult with your own tax advisor with respect to the tax consequences of the reverse stock split. As used herein, the term “U.S. Holder” means a stockholder that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state, including the District of Columbia; an estate the income of which is subject to U.S. federal income tax regardless of its source; or a trust that (i) is subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

The following discussion is based on the Code, applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date hereof. The Company’s view regarding the tax consequences of the reverse stock split is not binding on the Internal Revenue Service or the courts, and either could adopt a contrary position. In addition, future legislative, judicial or administrative changes or interpretations could adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences described herein. No ruling from the Internal Revenue Service or opinion of counsel has been or will be obtained in connection with the reverse stock split.

No gain or loss should be recognized by a U.S. Holder upon such holder’s exchange of pre-reverse stock split shares of Common Stock for post-reverse stock split shares of Common Stock pursuant to the reverse stock split, except with respect to cash, if any, received in lieu of fractional shares, as described below. The aggregate tax basis of the post-reverse stock split shares received in the reverse stock split will be the same as the holder’s aggregate tax basis in the pre-reverse stock split shares exchanged therefor (excluding any amount allocable to a fractional share for which cash is received). The holder’s holding period for the post-reverse stock split shares will include the period during which the stockholder held the pre-reverse stock split shares surrendered in the reverse stock split.

In general, the receipt of cash by a U.S. Holder in lieu of a fractional share of post-reverse stock split Common Stock will result in a taxable gain or loss to such U.S. Holder for U.S. federal income tax purposes. The amount of the taxable gain or loss to the U.S. Holder will be determined based upon the difference between the amount of cash received by such U.S. Holder and the amount of pre-reverse stock split basis allocable to the fractional share. The gain or loss recognized will generally constitute capital gain or loss and will constitute long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year as of the effective date of the reverse stock split. Long-term capital gains of non-corporate holders are, under certain circumstances, taxed at lower rates than items of ordinary income. There are limitations on the deductibility of capital losses under the Code.

Holders of shares of Company Common Stock who owned at least five percent (by vote or value) of the total outstanding shares of Company stock, or owned Company stock with a tax basis of $1 million or more, are required to attach a statement to their tax returns for the year in which the reverse stock split occurs that contains the information set forth in Treasury Regulations Section 1.368-3(b), including the fair market value and tax basis of the Company Common Stock subject to the reverse stock split, as determined immediately before the reverse stock split.

A U.S. Holder may be subject to information reporting with respect to the receipt of cash in lieu of a fractional share of post-reverse stock split Common Stock. U.S. Holders who are subject to information reporting and who do not provide a correct taxpayer identification number and other required information (generally by submitting a properly completed IRS Form W-9, or, if appropriate, another withholding form) may also be subject to backup withholding, currently at a rate of 28%, and may be subject to additional penalties imposed by the Internal Revenue Service. Any amount withheld under such rules is not an additional tax and may be refunded or credited against your U.S. federal income tax liability, provided that the required information is properly furnished in a timely manner to the Internal Revenue Service.

No Dissenters’ Rights

The holders of shares of Common Stock will have no dissenters’ rights of appraisal under Delaware law, the Amended and Restated Certificate of Incorporation or the Bylaws with respect to the proposed Amendment to accomplish the reverse stock split.

Potential Reduction of Authorized Shares of Common Stock

If the Amendment is adopted and the reverse stock split is implemented, the Company intends, at the Next Annual Meeting after the reverse stock split is implemented, to propose an amendment to its Amended and Restated Certificate of Incorporation in order to reduce its authorized shares of Common Stock substantially in proportion to the ratio of the reverse stock split.

Approval Required

The affirmative vote of a majority of the shares of Common Stock of the Company outstanding and entitled to vote thereon is required to adopt the Amendment to accomplish a reverse stock split of our Common Stock. The effect of an abstention, broker non-vote or any failure to vote is the same as that of a vote against the proposal.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” ADOPTION OF THE AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMPANY’S COMMON STOCK.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (“CD&A”) describes the overall philosophy, material elements and actual compensation provided to the executive officers of the Company who served as our principal executive officer and principal financial officer during Fiscal 2016, as well as the three executive officers who were the next most highly-compensated executive officers as of the end of Fiscal 2016. Our named executive officers for Fiscal 2016 are:

●	Jon W. Gacek, President and Chief Executive Officer (our “CEO”);
●	Christopher S. Willis, Interim Senior Vice President and Chief Financial Officer (our "CFO");
●	William C. Britts, Senior Vice President, Worldwide Sales and Marketing;
●	Robert S. Clark, Senior Vice President, Product Operations;
●	Geoffrey G. Stedman, Senior Vice President, StorNext Solutions; and
●	Linda M. Breard, Former Senior Vice President and Chief Financial Officer (our former “CFO”).

Effective January 26, 2016, Ms. Breard voluntarily resigned as Senior Vice President and Chief Financial Officer to pursue another opportunity outside of our company. Mr. Willis, Vice President, Financial Planning and Analysis, served as Interim Senior Vice President and Chief Financial Officer for the rest of Fiscal 2016. Effective April 15, 2016, Mr. Fuad Ahmad joined the Company as Senior Vice President and Chief Financial Officer. Mr. Stedman was a newly named executive in Fiscal 2016.

Executive Summary - Overview of Fiscal 2016

We are a leading expert in scale-out storage, archive and data protection, providing solutions for capturing, sharing, managing and preserving digital assets over the entire data lifecycle. Our customers, ranging from small businesses to large/multi-national enterprises, trust us to address their most demanding data workflow challenges. Our end-to-end tiered storage solutions enable users to maximize the value of their data by making it accessible whenever and wherever needed, retaining it indefinitely and reducing total cost and complexity. We work closely with a broad network of distributors, value-added resellers (“VARs”), direct marketing resellers (“DMRs”), original equipment manufacturers (“OEMs”) and other suppliers to meet customers’ evolving needs.

Business and Financial Highlights for Fiscal 2016

Our goal for Fiscal 2016 is to increase stockholder value by growing our scale-out storage revenue and investing to drive future scale-out growth while also delivering on our operating profit goals. We continued to focus on building our momentum in three main broad categories of scale-out storage: media and entertainment, intelligence and surveillance and technical applications. Outside of scale-out storage, our strategy continued to include leveraging our technology leadership, our extensive customer base and our channel and technology partnerships to generate profits and cash from our offerings.

During Fiscal 2016, our data protection revenues were impacted by overall weakness in general storage market. We took a series of actions to reduce our cost structure without impacting our scale-out revenue growth. During the third quarter of Fiscal 2016, we added XcellisTM workflow storage in our scale-out storage portfolio, which is a high performance storage solution engineered to optimize demanding workflows and accelerate time to insight. We also expanded Q-Cloud® offerings with the launch of Q-Cloud Vault, a new service that enables users to take advantage of secure, low-cost public cloud storage for long-term retention of digital assets. We began offering LTO-7 to our tiered storage portfolio, more than doubling the capacity over previous generations and enabling low-cost, energy-efficient and secure storage for protecting and retaining data.

Some of our financial highlights in Fiscal 2016 included:

●

We had total revenue of $476.0 million in Fiscal 2016, a $77.1 million decrease from Fiscal 2015, primarily due to decreased revenue from data protection tape automation systems, disk backup systems, media and service, partially offset by an increase in revenue from scale-out storage solutions.

●	Revenue from branded scale-out storage solutions generally increased in Fiscal 2016 compared to Fiscal 2015 in North America.
●

Our gross margin percentage decreased 160 basis points from Fiscal 2015 to 42.7%* primarily due to a combination of lower revenue and a decrease in material margin related to changes in our overall revenue mix. Higher margin service revenue decreased and lower margin products comprised a higher portion of our product revenue. In addition, we are experiencing overall pricing pressure in the storage market, which has resulted in increased discounting.

●

Our operating expenses increased $40.1 million, or 17.4%, from Fiscal 2015 as a result of a $55.6 million goodwill impairment charge. The increase in operating expense was offset by a decrease in compensation and benefits largely attributable to recognition of a profit sharing bonus in Fiscal 2015 which was not repeated in Fiscal 2016, a decrease in commission expense on lower branded revenue and a decrease in intangible amortization expense due to certain intangibles becoming fully amortized during Fiscal 2015.

●

We had a $76.1* million net loss in Fiscal 2016 compared to a $17.1* million net income in Fiscal 2015, which included a gain of $13.6 million resulting from the sale of our investment in a privately held company in Fiscal 2015.

●

We repaid $83.7 million remaining balance of our 3.50% convertible subordinated notes due November 15, 2015 for $85.2 million, which included $1.1 million of accrued interest. We used a combination of $68.9 million of proceeds from our credit agreement with Wells Fargo and $16.3 million of cash to fund the purchases and pay the accrued interest. In connection with the purchases, we recorded a loss on debt extinguishment of $0.4 million comprised of a loss of $0.3 million from the notes purchased and $0.1 million of unamortized debt issuance costs related to the purchased notes.

____________________

*In connection with the preparation of our condensed consolidated financial statements for the quarter ended December 31, 2016, we identified an error related to the manner in which we had previously recognized costs for certain third party maintenance contracts. Specifically, we had historically expensed such costs in the period the contracts were entered into rather than recognizing them ratably over the contract period. The Company also revised the previously issued financial statements to correct a known out of period reduction of costs of product revenues of $0.3 million in the nine month period ended December 31, 2015. We evaluated the errors and determined that the related impact was not material to our results of operations or financial position for any prior annual or interim periods. The results of the revision are reflected in the reported amounts for gross margin percentages, net loss for Fiscal 2016, and net income for Fiscal 2015.

Executive Compensation Highlights for Fiscal 2016

We are committed to responsible and effective executive compensation practices that aim to enhance stockholder value. We seek to balance the need to compensate our executive officers fairly and competitively based on their importance to the growth and success of our business and their individual contributions with our objective of ensuring that their compensation reflects Company performance that rewards for both short-term and long-term financial success. Our executive compensation program aims to (i) enhance stockholder value by designing appropriate leadership and compensation programs to enable the successful execution of the Company’s corporate strategy and objectives, (ii) facilitate competitiveness by attracting and retaining the best talent and (iii) promote meritocracy by recognizing individual contributions. During Fiscal 2016 we took the following actions with respect to the compensation of our named executive officers:

●

We reviewed the salary of our executive officers in comparison to the market and the performance of each executive. As a result of this review, we determined not to increase Mr. Gacek’s or Mr. Britt’s salaries, but provided increases to both Ms. Breard and Mr. Clark of 3%-8% to reflect their individual contributions for the prior fiscal year as well as to better align their base salaries with the market for comparable executive positions.

●

Ms. Breard, our Senior Vice President and Chief Financial Officer voluntarily resigned to pursue an opportunity outside the Company. Mr. Willis served as the Interim Senior Vice President and Chief Financial Officer for the remainder of Fiscal 2016. Effective April 15, 2016, Mr. Fuad Ahmad joined the Company as Senior Vice President and Chief Financial Officer.

●

The Company did not achieve the operating income performance targets that had been established for purposes of funding our annual bonus program, therefore the bonus pool was not funded and no bonuses were allocated in Fiscal 2016.

●

Since Fiscal 2014 and including in Fiscal 2016, the Company moved away from granting only time-based restricted stock units toward a mix of time-based restricted stock units and performance-based restricted stock units for the CEO. The performance-based equity plan was designed to only award shares if the Company met the corporate operating income and exceeded the specified revenue targets, otherwise no shares would be earned if Company’s performance falls short of the defined performance measure. Based on actual Fiscal 2016 results, the performance was not met and Mr. Gacek did not earn any portion of his Fiscal 2016 performance-based awards.

●

Since Fiscal 2015 and including in Fiscal 2016, the Company moved away from granting only time-based restricted stock units toward a mix of time-based restricted stock units and performance-based restricted stock units for our remaining executive officers. 40% of the total awards granted to the remaining executive officers were performance-based. Based on actual Fiscal 2016 results, executive officers did not earn any of their performance-based equity awards.

●

In Fiscal 2016, the Company moved from a three-year vesting schedule to four-year vesting schedule for the time-based restricted stock units. The performance stock units remained on the three-year vesting schedule.

●

We continue to maintain responsible compensation practices including having stock ownership guidelines for our CEO, an anti-pledging/anti-hedging policy, no tax gross-ups and no excessive executive perquisites.

Executive Compensation Philosophy

Pay for Performance Compensation Philosophy and Objectives

The Executive compensation program is intended to encourage and reward the executives for significant contributions to the Company’s success and for the creation of stockholder value. To that end, the Company has established and maintains a strong pay-for-performance Executive compensation program. The Committee believes that our executive compensation program should:

●	provide a strong link between pay and performance on both an individual and Company level and encourage and reward executives for significant contributions to the Company’s success;
●	ensure that the interests of all executives are aligned with the success of the Company and the interests of the Company’s stockholders;
●	promote the achievement of the Company's short-term and long-term strategic objectives;

●	provide compensation opportunities that will attract, motivate and retain the most qualified executive talent to accomplish these objectives;
●	provide executives with a total compensation package that strikes an appropriate balance between fixed and variable pay and between short-term and long-term incentives;
●	take into account relevant economic and market considerations; and
●	ensure that the total compensation levels of executives are externally competitive and internally consistent and fair.

Our executive compensation program is designed to offer target cash and equity compensation opportunities at market-competitive levels and to reward superior Company and individual performance with above-market compensation. Company performance, as measured by pre-established corporate performance metrics and share price, together with individual performance, as measured through the Company’s annual performance evaluation process, greatly affect annual and long-term compensation levels. Actual annual executive compensation is expected to be, and will be, below targeted market median levels if the Company and/or the executive officer do not achieve the designated Company and individual performance objectives, as has been the case in recent years, including Fiscal 2016. The Committee believes that this program aligns the interests of our executive officers with those of our stockholders in promoting the creation of long-term stockholder value.

Competitive Positioning

Market competitiveness is an important element of our executive compensation program. The Committee has established that market competitiveness for this purpose generally means the market median and has determined to generally target the market median with respect to each component of our executive compensation program. In assessing the market competitiveness of our executive compensation program, the individual elements, as well as the aggregate total compensation of each executive officer (which includes base salary, target annual bonus opportunity and annual equity awards), are compared to the corresponding market median for executive officers holding similar positions or who have similar levels of responsibility in technology companies of similar size. Nevertheless, although our compensation philosophy is to generally target the market median for competitiveness purposes, the actual compensation paid to our executive officers may be above or below the competitive market based on individual and Company performance.

As its sources of data for identifying and establishing market median compensation levels, the Committee utilizes applicable compensation data from the Company’s Peer Group (as defined and discussed below), as well as from the Radford Global Technology and Radford Global Sales surveys (the “Radford Surveys”) of technology companies with annual revenue between $500M and $999.9M (collectively, the “Market Data”). In the case of our CEO, the Committee utilizes the data from our Peer Group for competitive benchmarking purposes as the Committee believes this data, given the composition of the Peer Group and the fact that each public company is required to disclose the compensation of its CEO, is the best source of competitive CEO compensation. In the case of our other executive officers, for Fiscal 2016, the Committee referenced Peer Group data provided by our independent compensation consultant. The positions of our executive officers for Fiscal 2016 were found to be directly comparable to those found in our Peer Group specific to technology companies that are comparable in size to the Company in terms of revenue.

Peer Group

The Committee has established a Peer Group of companies that are reasonably comparable to the Company in terms of industry and financial characteristics so as to provide relevant compensation information to support compensation decision making. The Committee reviews the Peer Group on an annual basis. For purposes of Fiscal 2016, the Committee established the following criteria for purposes of conducting its annual review and update of the Peer Group:

●	Technology hardware and equipment companies;
●	Inclusion of some companies with a hardware/software mix or systems/software orientation based on the Company’s strategic business direction;
●	Comparability to the Company in terms of revenue (~0.5x - 2.0x) and market capitalization (~0.5x - 5.0x); and
●	Other factors, including, geography, revenue growth, profitability, valuation, number of employees, and enterprise value.

In November 2014, the Committee, with the assistance of the Company's independent compensation consultant, Compensia, Inc. (“Compensia”), reviewed and updated its compensation Peer Group. Based on the above criteria, Compensia recommended, and the Committee approved, the following group of peer companies for Fiscal 2016 (the “Peer Group”) (with annual revenue and market capitalization shown based on the latest available public filings with the SEC at the time the Peer Group was established):

Company	Annual Revenue ($MM)	Market Capitalization ($MM)
Black Box Corporation	$970	$365
Calix, Inc.	$381	$533
Checkpoint Systems, Inc.	$688	$571
Cray Inc.	$502	$1,178
Datalink Corporation	$612	$280
Electronics for Imaging	$758	$2,093
Emulex	$447	$457
Extreme Networks	$525	$508
Harmonic Inc.	$461	$605
Imation Corp.	$782	$142
Integrated Device Technology, Inc.	$493	$2,429
Polycom	$1,345	$1,823
QLogic Corporation	$467	$796
Riverbed Technology	$1,074	$3,007
ShoreTel, Inc.	$340	$419
Silicon Graphics International Corp.	$530	$336
SuperMicro Computer	$1,467	$1,202

Median	$530	$571
Quantum (November 2014)	$533	$314

For Fiscal 2016, Fusion-io was removed due to acquisition and was replaced by Cray Inc. whose revenue and market capitalization fell within our established parameters. The Committee concluded that the above Peer Group of 17 companies was sufficient and representative in terms of number and size of companies for competitive executive compensation purposes.

In October 2015, the Committee approved additional changes for fiscal year 2017. Two peers (Emulex and Riverbed Technology) have been removed because both companies were acquired in 2015 and two additional peers (Polycom and Super Micro Computer) were removed because their revenue size exceeded that of our established Peer Group parameters. To ensure a large enough number of companies in the Peer Group, the Committee approved five additional peers (Avid Technology, Barracuda Networks, Infinera, Nimble Storage, and Sonus Networks) bringing the Peer Group total for Fiscal 2017 to 18 companies. Avid Technology was formerly in the Peer Group before being removed for Fiscal 2015 due to the potential of delisting.

Executive Compensation Process and Decision-Making

Role of the Leadership and Compensation Committee and the Board of Directors - The Committee oversees and approves all compensation and benefit arrangements for our executive officers, other than for our CEO. In the case of the compensation of our CEO, the independent members of the Board of Directors, based on the recommendations of the Committee, review and approve his compensation. A substantial portion of the Committee’s work involves an annual review of our executive compensation program, including determining total compensation levels for our executive officers and evaluating Company and individual executive officer performance. The Committee considers a variety of factors when determining our executive compensation program and total compensation levels. These factors include the Company’s financial performance for the most recent fiscal year, the recommendations of our CEO for all executive officers, other than for himself, the input of Compensia, and the results of competitive studies and analyses prepared by Compensia and Company management, the outcome of our annual say-on-pay vote, input we receive from stockholders as well as the individual performance of each executive.

Role of Compensation Consultant - During Fiscal 2016, the Committee consulted with Compensia on a range of issues relating to executive compensation and engaged Compensia to review the results of executive compensation studies and analyses conducted by Company management. Compensia serves at the discretion of the Committee and provides services only to the Committee. Compensia regularly meets with the Committee both with and without management present. The Committee regularly reviews its advisers’ independence status against the specific independence factors contained in the rules of the Securities and Exchange Commission and the related New York Stock Exchange corporate governance listing standards and has determined that no relationship or conflict of interest exists that would preclude Compensia from independently advising the Committee.

Role of Management - The Committee reviews recommendations made by the CEO on various executive compensation matters, including executive compensation program design, annual corporate performance metrics, bonus funding target levels, and evaluations of corporate and executive officer performance. Other members of the Company’s management team provide the Committee with the Market Data as well as data and information relating to various executive compensation matters. In addition, our CEO makes individual compensation recommendations to the Committee for our executive officers, other than for himself. While the Committee considers all recommendations made by the CEO, ultimate authority for all compensation decisions regarding our executive officers, other than for our CEO, rests with the Committee and, in the case of our CEO, rests with the independent members of the Board of Directors. Certain members of the Company’s executive management team, including our CEO and CFO, attend Committee meetings and participate in the Committee’s discussions and deliberations. However, these individuals are not present when the Committee or the independent members of the Board of Directors discusses and determines their compensation. At each meeting, the Committee also may choose to meet in an executive session without members of management present and may meet without any members of management present at any time.

Say on Pay - At the Company’s 2015 Annual Meeting of Stockholders, approximately 97% of the vote cast on the non-binding advisory vote on our executive compensation program supported the compensation of our named executive officers. In light of this voting result, and after careful consideration by the Committee, we made no significant changes to our executive compensation program in Fiscal 2016.

Performance Evaluation Process

Our executive compensation program is guided by and reflects a “pay-for-performance” philosophy. For Fiscal 2016, we followed our established and formal annual performance review and evaluation process under which the individual performance of our executive officers is reviewed by our CEO with the Committee. Each executive officer is evaluated by our CEO based on demonstrated leadership skills, individual contributions to the success of the Company during the fiscal year and results against any pre-established annual performance objectives. Our CEO then prepares performance evaluations for each of our executive officers detailing their performance for the prior fiscal year. Upon the completion of the evaluation process, typically in June, our CEO meets with the Committee to review and discuss his evaluation of executive officer performance which is then taken into account in connection with compensation decisions with respect to such executives as described further below.

Executive Compensation Review and Approval Process

As part of the annual performance evaluation process, the Committee evaluates the recommendations of our CEO for our executive officers, including base salary adjustments, bonus awards and equity awards. In making these recommendations, our CEO takes into account the following factors:

●	The median compensation levels from the Market Data for each element of direct compensation (i.e., salary, bonus and equity awards) for each of our executive officers;
●

The annual performance of each executive officer based on our CEO’s assessment of his or her contributions to our overall performance, including the ability of the executive officer to successfully lead his or her functional organization and to work effectively across the entire organization;

●	The scope of each executive officer’s role and the assumption of any additional duties and responsibilities by the executive officer during the fiscal year;

●	Internal compensation equity among our executive officers;
●	Our Company performance against the performance goals and objectives established by the Committee and the Board of Directors for the fiscal year; and
●	Our Company performance for the fiscal year against the Peer Group.

In making his compensation recommendations to the Committee, our CEO considers each of the above factors and no single factor is determinative.

Through the performance evaluation and executive compensation review process, the Committee reviews the performance evaluations, discusses the individual performance of each executive officer, reviews the compensation recommendations of our CEO and approves the compensation for our executive officers.

CEO Performance Evaluation

With respect to the performance evaluation and compensation review process for our CEO, the independent members of the Board of Directors conduct a review of our CEO’s performance against his objectives for the fiscal year that were previously reviewed and approved by the Committee and the independent members of the Board. The CEO generally provides a summary of his results against objectives and the Committee is also provided with data regarding the Company’s performance as compared to the performance of the Peer Group. The Committee and the independent members of the Board of Directors then review the CEO’s performance results against his objectives and consider the CEO’s compensation in light of that performance evaluation.

Compensation of the Chief Executive Officer

The Committee recognizes that special scrutiny is applied to the compensation of the Chief Executive Officer, as the most highly compensated of the named executive officers and the primary leader of the company. The Committee believes that the total compensation opportunity for Mr. Gacek, our Chief Executive Officer, was both appropriate and performance-based in Fiscal 2016.

In Fiscal 2016, due to factors including stock price and revenue declines, the total realizable compensation actually paid to Mr. Gacek was less than his total target compensation. For purposes of this CD&A, total realizable pay is defined as the sum of the base salary, actual earned short-term cash incentive payments, actual time-based equity awards granted, and actual equity awards that become eligible to vest based on performance (as measured based on the value of such awards as of March 31, 2016). Total target compensation is defined as the sum of the base salary, target short-term cash incentives, and target equity awards that could become eligible to vest based on service or performance (as measured based on the grant date value of such awards) during the fiscal year.

Of Mr. Gacek's total 2016 compensation opportunity, 50% is tied to both performance-based equity and short-term cash incentives. Due to the company financial performance previously described, Mr. Gacek did not receive any portion of his performance-based compensation in Fiscal 2016. The following graph further illustrates that Mr. Gacek’s Fiscal 2016 Total Realizable Compensation was 32.4% of his Fiscal 2016 Total Target Compensation.

Elements of Compensation

Consistent with our compensation philosophy and objectives, the Company provides a mix of compensation elements that emphasizes annual cash incentives and long-term equity incentives. Our executive compensation program consists of base salary, an annual bonus opportunity, equity awards with both time and performance-based vesting, minimal perquisites and certain other benefits including health and welfare benefits and change of control and severance protection.

Base Salary

Overview

Base salaries are set competitively to attract and retain executive talent while compensating our named executive officers for their day-to-day responsibilities. The base salaries are typically reviewed annually in June and may be adjusted in accordance with individual performance, market alignment, company performance, promotions or an increased level of responsibility. As in previous years, the Committee continues to generally position the base salaries of our Chief Executive Officer and other executive officers at market median based on the Peer Group data and other benchmark data from other compensation surveys.

Base Salary Adjustments Made in Fiscal 2016

Named Executive Officer	Title	Fiscal 2015 Salary	Increase %	Fiscal 2016 Salary
Jon W. Gacek	President & CEO	$600,000	—%	$600,000
Christopher S. Willis(1)	Interim SVP & CFO	$—	—%	$237,505
William C. Britts	SVP, WW Sales & Marketing	$370,004	—%	$370,004
Robert S. Clark	SVP, Product Operations	$370,000	8.11%	$400,000
Geoffrey G. Stedman(1)	SVP, StorNext Solutions	$—	—%	$295,000
Linda M. Breard	Former SVP & CFO	$360,000	3.61%	$373,000

(1) Mr. Willis and Mr. Stedman were not among the named executive officers in 2015.

The Committee agreed that Mr. Gacek’s base salary was aligned with the median base salary of the Company’s Peer Group; therefore Mr. Gacek did not receive a base salary increase in Fiscal 2016.

The Committee evaluated the recommendation of Mr. Gacek to increase base salaries for Mr. Clark and Ms. Breard. The recommendation of Mr. Gacek to raise the base salaries of these named executive officers was based on the following considerations: (i) this increase brings the base salary of each of these named executive officers to a level that is approximately at the market median for comparable executive officer positions, (ii) is reflective of the role and contribution of each within the Company, (iii) provides each with a competitive base salary that will assist the Company in retaining executive talent, and (iv) maintains internal equity for comparable executive positions. The Committee determined that a base salary increase for Mr. Clark of 8.11% and Ms. Breard of 3.61% was appropriate. Mr. Gacek reviewed the base salary for Mr. Britts in comparison to the Company’s Peer Group. Mr. Gacek recommended and the Committee agreed that Mr. Britts’ base salary was aligned with the median base salary and therefore made no further recommendations for a Fiscal 2016 adjustment.

For purposes of Fiscal 2016 compensation, Mr. Gacek reviewed the base salaries for Mr. Willis, prior to his position as interim SVP & CFO, and Mr. Stedman based on a combination of market data and end of year performance. The Committee agreed to the Fiscal 2016 salaries for Mr. Willis and Mr. Stedman as recommended by Mr. Gacek.

Annual Incentive Plan

Overview of Annual Incentive Plan

All employees of the Company participate in the Company’s annual incentive plan (the “Company Bonus Plan”). The annual incentive target is set as a percentage of the employee's base salary and earned only when pre-established corporate metrics are achieved. As part of the Company Bonus Plan, our executive officers are eligible to earn annual incentives through the Company’s Executive Officer Incentive Plan (the “Executive Officer Incentive Plan”) which was reapproved by our stockholders at the Company’s 2012 annual stockholders meeting. In addition to the Executive Officer Incentive Plan and as of August 2013, in connection with his assumption of the role as Senior Vice President, Worldwide Sales and Marketing, Mr. Britts also participates in the Company’s Sales Compensation Plan which provides him with the opportunity to earn sales commissions based on the Company’s revenue. The purpose of Mr. Britts' participation in this plan is drive increased revenue growth and directly linking a portion of Mr. Britts target total cash to the Company's financial performance.

The Executive Officer Incentive Plan is structured to support our strategic business plan and reflects the Company’s underlying business conditions. The Executive Officer Incentive Plan is intended to provide competitive annual incentive compensation opportunities to our executive officers while supporting our pay-for-performance philosophy by directly tying annual cash incentive compensation levels to both corporate and individual performance.

The Executive Officer Incentive Plan provides for the funding of an annual incentive pool based upon the achievement of one or more pre-established financial or operational performance objectives. If the minimum level of performance is achieved under the Company Bonus Plan, and the Company Bonus Plan pool is funded, the Executive Officer Incentive Plan is also funded based on the proportion of the total funded amount of the Company Bonus Plan allocated to the participants in the Executive Officer Incentive Plan. Our executive officers are eligible to receive discretionary incentive awards based on a combination of the level of Executive Officer Incentive Plan funding, their individual target annual incentive award opportunity and their individual performance for the fiscal year.

Target Annual Incentive Award Opportunity

Each executive officer has a target annual incentive award opportunity under the Executive Officer Incentive Plan that is expressed as a percentage of his or her base salary. Target annual incentive awards are reviewed, set, and approved annually as part of our executive compensation review. Annual incentive targets are compared to market data including the Peer Group and set approximately at market median; including with respect to the Fiscal 2016 target annual incentive award opportunity for each named executive officer. In addition to the annual incentive, Mr. Britts’ has a targeted sales commission opportunity approved by the Committee and deemed to be market competitive.

Named Executive Officer	Title	Fiscal 2015 Target	Fiscal 2016 Target
Jon W. Gacek	President & CEO	100%	100%
Christopher S. Willis	Interim SVP & CFO	—%	35%
William C. Britts(1)	SVP, WW Sales & Marketing	50%	50%
Robert S. Clark	SVP, Product Operations	50%	50%
Geoffrey G. Stedman	SVP, StorNext Solutions	—%	50%
Linda M. Breard	Former SVP & CFO	50%	50%

(1)	In addition to the target annual incentive award opportunity under the Executive Officer Incentive Plan, in August, 2013, the Committee approved a $200,000 annual commission target for Mr. Britts (described further below).

The Committee determined that the target annual incentive award opportunities for all of the named executive officers were generally aligned with the market median. The Fiscal 2016 incentive targets for Mr. Willis and Mr. Stedman as recommended by Mr. Gacek and approved by the Committee were consistent with market median. Although each named executive officer has an annual incentive target opportunity, actual incentive awards for our executive officers under the Executive Officer Incentive Plan may be above or below the established target annual incentive award opportunities, and may be eliminated entirely, depending on actual Company and individual performance, as determined by the Committee, in its discretion; provided, however, that in no event may an award to any executive officer under the Executive Officer Incentive Plan exceed 150% of the executive officer’s annual incentive target opportunity.

Performance Metrics and Targets Under Executive Officer Incentive Plan for Fiscal 2016

For Fiscal 2016, as in Fiscal 2015, the Committee approved the use of one financial performance metric, non-GAAP operating income for the Company Bonus Plan, including under the Executive Officer Incentive Plan. While the plan has a single metric, the focus on operating income in the bonus plan is balanced by a focus on revenue growth in the long term incentive plan and is a critical measure of success for the fiscal year. The Committee continues to believe that non-GAAP operating income is an appropriate measure of our financial performance, as it reflects the level of growth resulting from the successful execution of our annual operating plan consistent with producing an appropriate return for our stockholders and satisfying our obligations to our debt holders. (For purposes of the Company Bonus Plan, “non-GAAP operating income” is defined as operating income reduced by acquisition expenses, amortization of intangibles, Crossroads patent litigation costs, goodwill impairment, outsourcing transition costs, proxy contest and related costs, restructuring charges, share-based compensation charges and Symform expenses, net.)

The Company Bonus Plan provides for the funding of a single pool for all employees based upon the achievement of pre-established non-GAAP operating income target performance levels. The target performance levels for Fiscal 2016 were set at the beginning of the fiscal year in conjunction with the approval of our annual operating plan. The annual operating plan is considered and discussed extensively by our Board and senior management before it is approved by the Board. The annual non-GAAP operating income target performance level for Fiscal 2016 was set at $38.0 million. Based on actual Fiscal 2015 non-GAAP operating income of $37.7 million, the Committee believed that the achievement of this target level of operating income was consistent with the Company’s continuing evolution in becoming a market leader in scale-out storage, archive and data protection and achievement of this target level would require a high level of performance by our CEO, executive officers and all other employees.

Funding of Executive Officer Incentive Plan

For Fiscal 2016, the Committee agreed to fund the Company Bonus Plan based on the achievement of certain levels of non-GAAP operating income performance. The Committee provided that no funding for incentives would occur unless and until non-GAAP operating income exceeded $47.0 million. If this target level of performance was achieved, total funding under the Company Bonus Plan would equal $5.0 million. The Committee also determined that as the Company’s performance increased above the operating income performance target level, the Company would fund the incentive pool with approximately $0.45 of every $1.00 of non-GAAP operating income earned above $47.0 million. Provided an incentive pool is funded for the Company Bonus Plan, actual bonuses would be paid at 30% of target once the pool is funded at $5.0 million and continue to increase on a linear basis as non-GAAP operating income increases. While all bonuses are capped at 150% of target, this requires significant over achievement of company performance. Our CEO approves incentive awards for our executive officers (other than himself) under the Executive Officer Incentive Plan, based on the total level of incentive funding, the individual target annual incentive award opportunities and on his assessment of their individual performance for the fiscal year. The Committee ultimately approves all incentive awards to our executive officers under the Executive Officer Incentive Plan and is not bound by the recommendations of our CEO. The independent members of the Board of Directors determine the incentive award, if any, payable to our CEO under the Executive Officer Incentive Plan from the funded incentive pool.

Following the completion of Fiscal 2016, the Committee compared our actual non-GAAP operating income results to the annual target performance levels. Because our reported Fiscal 2016 non-GAAP operating income of $5.6 million did not exceed the minimum performance levels necessary to begin funding the incentive pool, the Committee concluded that an incentive pool would not be funded under the Company Bonus Plan for Fiscal 2016. As a result, no annual incentives were paid to executives or any other employees under Executive Officer Incentive Plan including the Company Bonus Plan for Fiscal 2016.

Sales Compensation Plan for Fiscal 2016

Beginning August 2013, when assuming the role of Senior Vice President, Worldwide Sales and Marketing, Mr. Britts participated in the Company’s Sales Compensation Plan. The Sales Compensation Plan is a standard commission plan in which all of the Company’s commissioned employees participate and which provides for commission payments based upon sales of the Company’s products and the attainment of specified individual quotas. Commission payments for Mr. Britts are based on the sale of the Company’s branded products and branded service. Mr. Britts’ quota for Fiscal 2016 was $509.0 million. During Fiscal 2016, Mr. Britts earned total commissions of $30,814 which was below his annual commission target of $200,000. Quota and commission targets for Mr. Britts were based on weightings between various strategic product groups and other revenue.

Clawback Policy

In April 2015, the Committee approved and the Company adopted a clawback policy for cash incentive/bonus compensation to executive officers if the Company is required to provide a material restatement of its financial statements for any of the prior three fiscal years due to fraud or misconduct by an executive officer. This policy and per Item 402(b)(2)(viii) of Regulation S-K, entitles the Company to recover excess compensation paid to an Executive Officer as determined by the Board. This policy will be reviewed and modified, if necessary, once the SEC adopts final rules implementing the requirement of Section 954 of the Dodd-Frank Act.

Equity Awards

Overview of Annual Equity Award Program

Historically, the cash compensation of our executive officers has been supplemented with equity awards under the Company’s long-term incentive plan that tie their overall compensation to the performance of the Company’s Common Stock over a period of time. Equity awards are granted to our executive officers to (i) provide at-risk equity compensation consistent with our pay-for-performance philosophy and (ii) align the interests of our executive officers with those of our stockholders by providing them with significant equity stakes in the Company. The Committee determines, on a discretionary basis, whether an equity award should be granted, the form of any equity award and the number of shares of the Company’s Common Stock subject to the equity award.

Establishment of Stock Pool for Annual Equity Awards

Each fiscal year, as part of the development and approval of the Company’s annual compensation program, management recommends, and the Committee approves, a stock pool for the purpose of granting annual equity awards to our executive officers and other eligible employees. In establishing the size of this stock pool, the following factors are considered:

●	The Market Data regarding the size of competitive equity pools;
●	The Market Data regarding the competitive size and fair value of equity awards provided to similar executive officers and other employees;
●

The resulting impact the stock pool would have on our annual and three-year average burn rates (“burn rate” is defined as the number of shares of the Company’s Common Stock subject to stock options granted during the fiscal year plus the number of shares of the Company’s Common Stock subject to restricted stock unit awards granted during the fiscal year, with the number of restricted stock units multiplied by the appropriate ISS burn-rate multiplier, divided by the average number of shares of the Company’s Common Stock outstanding during the fiscal year); and

●	The impact of the stock pool on the remaining shares of stock available for grant under the Company’s stockholder-approved long-term incentive plan.

Form of Annual Equity Awards

For the past several years, in an on-going effort to reduce the dilution, burn rate, overhang and financial accounting compensation expense resulting from the use of equity awards, the Committee has been granting equity awards in the form of restricted stock units. Additionally, to support the Company’s efforts to retain its top executive talent, the Committee has favored granting restricted stock units with service-based vesting because restricted stock units have some financial value regardless of stock price performance and therefore serve as a valuable retention vehicle.

In Fiscal 2014, the Committee reviewed market and industry-wide best practices and determined that a portion of the CEO equity awards should be more directly tied to Company performance and achievement of specified performance targets. To strengthen this alignment, more than 50% of the equity awards granted to Mr. Gacek were performance-based restricted stock units that would vest only if defined performance measures were achieved. In Fiscal 2015, the Committee expanded the use of performance-based restricted stock units to all vice-presidents and executive officers and this practice continued for Fiscal 2016. The Committee believes this strategy of granting equity awards in the form of both service-based and performance-based restricted stock units serves the purposes of retaining executive officers and, consistent with our pay-for-performance philosophy, incenting and rewarding them for performance, and that it also aligns the interests of our executive officers with those of its stockholders.

Vesting

In Fiscal 2016, as a further effort to reduce dilution, burn rate and overhang, and to align with market best practices, the Committee agreed to move the vesting schedule of the time-based RSUs from a three-year vesting schedule to a four-year vesting duration. As a result, any time-based equity awards granted in Fiscal 2016 to our CEO, named executive officers, or other equity recipients, other than our Directors, are subject to vest in equal increments over four-years. Performance-based equity awards continue to vest annually over a three-year vesting schedule contingent upon the Company achieving pre-established performance goals in Fiscal 2016.

Size/Value of Annual Equity Awards

In determining the size of the annual equity awards to be granted individually to our executive officers, the Committee does not establish specific target equity award levels for them. Instead, the Company develops annual equity award grant guidelines for the individual grants. The equity award grant guidelines are developed based on the number of shares of the Company’s Common Stock that are available for the granting of equity awards to our executive officers and incorporate a range that permits variation in the individual grants based on different levels of individual performance. Using these guidelines, the Committee reviews the recommendations by the CEO regarding the size of the equity award to be granted to each of our executive officers (other than with respect to his own award). The recommendations regarding the size of the equity award for each individual executive officer may vary within the established guidelines based on the following factors:

●	Individual performance of each executive officer for the prior fiscal year;
●	Company financial performance for the prior fiscal year;
●

The grant date fair value of equity awards granted to executive officers in similar positions in technology companies of similar size (the “grant date fair value” is equal to the number of restricted stock unit awards multiplied by the market price of the Company’s Common Stock on the date of grant;

●	Internal consistency and comparability in terms of the size of the equity awards among the executive officers; and
●	The number, type and current retentive value of the outstanding equity awards held individually by each of the executive officers.

Although our philosophy is to generally target the market median equity award value for our annual equity awards, based on the Market Data, when making equity awards to our executive officers, the value of the resulting equity awards may be above or below the market median award value depending upon the factors noted above as well as the Company’s stock price at the time the awards are granted.

The Committee reviews the recommendations of our CEO, including the application of the aforementioned factors to each of our executive officers and ultimately approves the equity awards for the executive officers. The independent members of the Board of Directors apply the same factors in determining the size and form of the equity award for our CEO.

Fiscal 2016 Annual Equity Awards

Using the factors established for purposes of determining the size of individual equity awards, as noted above, the Committee approved the following annual equity awards to the named executive officers in Fiscal 2016 (with the number of performance-based restricted stock units shown at target levels):

Executive Officer	Title	Restricted Stock Units Awarded	Performance-based Restricted Stock Units Granted
Jon W. Gacek	President & CEO	445,000	500,000
Christopher S. Willis	Interim SVP & CFO	45,000	19,286
William C. Britts	SVP, WW Sales & Marketing	160,000	106,667
Robert S. Clark	SVP, Product Operations	160,000	106,667
Geoffrey G. Stedman	SVP, StorNext Solutions	160,000	106,667
Linda M. Breard	Former SVP & CFO	100,000*	66,667*

*Ms. Breard’s Fiscal 2016 equity awards were forfeited upon her departure from Quantum in January 2016.

Mr. Gacek

In determining the equity award for Mr. Gacek for Fiscal 2016, the Committee reviewed the median grant date fair value of equity awards and mix of performance-based and non-performance-based equity from the Company’s Peer Group. Based on a combination of factors including market data on equity mix for Peer Group CEOs, the degree of difficulty in earning target awards, and the level of equity compensation being considered, the Committee decided to grant Mr. Gacek more equity in the form of performance-based RSUs to try and maintain the same total equity value from Fiscal 2015 and in recognition of Mr. Gacek's strong Fiscal 2015 results. To that end, the Committee decided that a 53/47 mix for Fiscal 2016 consisting of 500,000 performance-based and 445,000 time-based RSUs was appropriate. At the time the Committee approved the grants, the Company’s stock price was approximately $1.69. The equity grants had a total potential value of approximately $1.6 million based on a stock price of $1.69 per share, which was near the 50th percentile of the Peer Group for target performance. For Fiscal 2016, Mr. Gacek could earn a minimum of 50% of the target performance-based RSUs with a maximum award of 150% of target; however, consistent with the Company’s plan, overachievement of performance must have been met before performance-based equity could become eligible to vest.

The service-based restricted stock unit award is scheduled to vest in equal annual installments over four years on each anniversary of the grant date of July 1, 2015, subject to continued employment. The performance-based RSUs are earned based on the achievement of two goals, (i) non-GAAP operating income of $38.0M and (ii) an internal revenue target. Upon attainment of these goals, 50% of target performance-based RSUs are granted. Scaling on a linear basis from 50%, additional shares are granted as revenue performance increases until a maximum of 150% of target performance-based RSUs have been granted. The revenue target, an internal target under the Company’s target operating model, was related to individual product lines that the Company does not disclose publicly and believes would be competitively harmful to disclose. For Mr. Gacek, 50% target performance-based RSUs, or 250,000 shares grant upon the achievement of both financial metrics with a maximum grant of 150% or 750,000 shares. Based on the Company’s financial results as of March 31, 2016, the company did not achieve the corporate operating income necessary for the performance-based RSUs to be awarded. Mr. Gacek did not receive any portion of his target performance-based equity for Fiscal 2016.

Other Named Executive Officers

The Committee reviewed recommendations made by Mr. Gacek and approved equity awards during Fiscal 2016 of 100,000 service-based restricted stock units to Ms. Breard (all of which were forfeited upon termination) and 160,000 service-based restricted stock units to each of Mr. Britts, Mr. Clark and Mr. Stedman. Mr. Willis was granted 45,000 service-based restricted stock units prior to his role as Interim SVP & CFO. The grant guidelines established by the Company for the executive officers for Fiscal 2016 ranged from 100,000 to 160,000 restricted stock units which will vest in equal installments over four-years on each anniversary of the grant date of July 1, 2015, subject to continued employment. Additionally, Mr. Gacek recommended and the Committee approved 66,667 performance-based restricted stock units to Ms. Breard (all of which were forfeited upon termination) and 106,667 performance-based restricted stock units to each of Mr. Britts, Mr. Clark, and Mr. Stedman. Mr. Willis was granted 19,286 performance-based restricted stock units as part of the annual equity grant as recommended by Mr. Gacek. These grants represent an equity mix of 60% service-based awards and 40% performance-based awards. At the time the grant guidelines were established and the equity awards approved, the Company’s stock price was approximately $1.69. Although the equity awards would have a combined value at grant ranging from approximately $280,000 to $450,000 (for the named executive officers not in an interim position), the realized value was expected to be substantially less as the Company would need to significantly over-perform in order to earn awards at target.

The Company performance goals for all other executive officers are identical to that described for Mr. Gacek. Based on the attainment of the financial goals all executive officers are granted 50% of target performance-based RSUs with a maximum grant of 150% of target. Based on the Company’s financial results as of March 31, 2016, the corporate operating income target was not achieved and therefore no performance-based restricted stock units became eligible to vest.

Mr. Gacek provided the Committee with target annual equity awards for the other named executive officers, which took into account (i) the leadership position of each named executive officer, (ii) the named executive officer’s level of individual performance, (iii) the role of each named executive officer and the scope of their responsibilities, (iv) the Company’s financial performance for the prior fiscal year, and (v) the current equity holdings of each named executive officer.

The Committee reviewed the recommendations from Mr. Gacek for the executive officers in combination with market data that compared the size of the internal equity awards to that of comparable positions in companies of similar size. While it is always the intention to keep the target value of internal equity comparable to market and Peer Group medians, the Committee took into consideration other factors including anticipated stock price growth, the financial performance of the Company for the prior year. The Committee noted that the realized value was expected to be below market median as the Company would need to significantly over-perform in Fiscal 2016 in order for the performance-based restricted stock units to reach target levels. The service-based restricted stock units granted will vest in equal annual installments over four years while any performance-based restricted stock units that are earned by the named executive officers will vest in equal annual installments over three years.

Timing & Pricing of Equity Awards

We do not have an established schedule for the granting of equity awards. Instead, the Committee makes awards from time to time as necessary. The Committee has instituted a policy that all equity awards will be approved either at a regularly scheduled Committee meeting, with the annual schedule of such meetings established prior to the beginning of the fiscal year, or by unanimous written consent on the first day of each month, or as close as reasonably possible to the first day of the month. The actual grant date for equity awards under this policy is the later to occur of the first day of the month or the day the last member of the Committee executes a written consent approving in writing the equity award grant.

As required by the Company’s long-term incentive plan, the exercise price for any stock option grants is set at not less than the closing market price of our Common Stock on the date of grant or, if the date of grant falls on a weekend or holiday, the closing price on the immediately preceding business day.

Perquisites and Other Benefits

Perquisites - We offer Company-paid financial counseling and tax preparation services to our executive officers and non-executive vice presidents. Our executive officers are entitled to receive up to $6,000 in their initial year of participation, and an additional $3,500 per year thereafter to reimburse them for the cost of such services. The Committee considers this expense to be minimal and appropriate given the level of the executive officers’ responsibilities. Other than this perquisite and the non-qualified deferred compensation plan discussed below, we do not provide any other perquisites or personal benefits to our executive officers that are not available to all other full time employees.

Employee Stock Purchase Plan - We offer all employees, including our executive officers, the ability to acquire shares of the Company’s Common Stock through a tax-qualified employee stock purchase plan. This plan allows employees to purchase shares of the Company’s Common Stock at a 15% discount relative to the market price. The Committee believes that the ESPP is a cost efficient method of encouraging employee stock ownership.

Health and Welfare Benefits - We offer health, welfare, and other benefit programs to substantially all full-time employees. We share the cost of health and welfare benefits with our employees, the cost of which is dependent on the level of coverage an employee elects. The health and welfare benefits offered to our executive officers are identical to those offered to other full time employees.

Qualified Retirement Benefits - All U.S.-based employees, including our executive officers, are eligible to participate in the Company’s tax-qualified 401(k) Savings Plan. Participants may defer cash compensation up to statutory IRS limits and may receive a discretionary matching Company contribution. The matching contribution for our executive officers is reported in a footnote to the Summary Compensation Table. Participants direct their own investments in the Company’s tax-qualified 401(k) Savings Plan, which does not include an opportunity to invest in shares of the Company’s Common Stock.

Non-Qualified Deferred Compensation Plan - We maintain a non-qualified deferred compensation plan which allows select employees, including our executive officers, to contribute a portion of their base salary and annual bonus payouts to an irrevocable trust for the purpose of deferring federal and state income taxes. Participants direct the deemed investment of their deferred accounts among a pre-selected group of investment funds, which does not include shares of the Company’s Common Stock. The deemed investment accounts mirror the investment options available under the Company’s 401(k) Savings Plan. Participants’ deferred accounts are credited with interest based on their deemed investment selections. Participants may change their investment elections on a daily basis, the same as they may under the Company’s 401(k) Savings Plan. We do not make employer or matching contributions to the deferred accounts under the non-qualified deferred compensation plan. We offer the non-qualified deferred compensation plan as a competitive practice to enable us to attract and retain top talent. During Fiscal 2016, none of our executive officers participated in the non-qualified deferred compensation plan.

Change of Control Severance Policy, Employment Agreements and Severance Agreements

Change of Control Agreements

In the third quarter of Fiscal Year 2016, we entered into amended and restated change of control agreements with our executive officers, whereby in the event of a “change of control” of the Company, which is defined to include, among other things, a merger or sale of all or substantially all of the assets of the Company or a change in the composition of the Board of Directors occurring within a 24 month period as a result of which fewer than a majority of the directors are Incumbent Directors (as defined in the Change of Control Agreement), and, within 12 months of the change of control, there is an “Involuntary Termination” of such executive officer’s employment, then the executive officer is entitled to specified payments and benefits, subject to the executive officer’s execution of a release of claims in favor of the Company. The agreements define an “Involuntary Termination” as “any purported termination of the employee’s employment by the Company which (x) is not effected due to the employee’s disability or death and is not effected for Cause, or (y) any termination of the employee’s employment by the employee within ninety (90) days following the end of the Cure Period (as defined below) as a result of the occurrence of any of the following without his or her written consent: (i) the assignment to the employee of any duties or the reduction of the employee’s duties, either of which results in a significant diminution in the employee’s title, position or responsibilities with the Company in effect immediately prior to such assignment, or the removal of the employee from such position and responsibilities; provided, however, that (other than in the case of the Chief Executive Officer, Chief Financial Officer and the General Counsel, as to whom this proviso does not apply) any diminution in title, position or responsibilities solely by virtue of the Company being acquired and made part of a larger entity (for example, where the employee retains essentially the same title, position or responsibilities of the subsidiary, business unit or division substantially containing the Company’s business following a Change of Control) shall not constitute an Involuntary Termination; (ii) a substantial reduction of the facilities and perquisites (including office space and location) available to the employee immediately prior to such reduction; (iii) a reduction by the Company in the base compensation and/or incentive pay of the employee as in effect immediately prior to such reduction, other than a uniform reduction applicable to all executives generally; (iv) a material reduction by the Company in the kind or level of employee benefits to which the employee is entitled immediately prior to such reduction with the result that the employee’s overall benefits package is significantly reduced, other than a uniform reduction applicable to all executives generally; (v) the relocation of the employee to a facility or a location more than fifty (50) miles from the employee’s then present location; (vi) the failure of the Company to obtain the assumption of the change of control agreement by any successors as required by the agreement; or (vii) without limiting the generality or the effect of the foregoing, any material breach of the agreement. For purposes of clause (y) in the immediately preceding sentence, the employee must provide written notice to the Company of the condition that could constitute an “Involuntary Termination” event no later than ninety (90) days following the initial existence of such condition and such condition must not have been remedied by the Company within thirty (30) days (the “Cure Period”) following such written notice.” The agreements define “Cause” as “(i) any act of personal dishonesty taken by the employee in connection with his or her responsibilities as an employee that is intended to result in substantial personal enrichment of the employee; (ii) the conviction of a felony; (iii) a willful act by the employee which constitutes gross misconduct injurious to the Company; and (iv) continued violations by the employee of the employee’s obligations to the Company under the Company’s established personnel policies and procedures which are demonstrably willful and deliberate on the employee’s part after the Company has delivered a written demand for performance to the employee that describes the basis for the Company’s belief that the employee has not substantially performed his or her duties and afforded the employee at least fifteen (15) days to cure.” The change of control agreements do not provide for the payment of any tax gross-up to offset any excise tax incurred as a result of any payment under the agreements.

The change of control agreements also provide that, in the event an executive officer brings an action to enforce or effect his or her rights under the agreement, then Quantum will advance all reasonable attorneys’ fees incurred by the executive officer in connection with the action. The arbitrator in the action will determine whether or not the executive officer is the prevailing party. If Quantum is the prevailing party, the arbitrator will determine whether any portion of the advanced payments will be required to be repaid by the executive officer to Quantum.

The purpose of these change of control agreements is to ensure that we will have the continued dedication of our executive officers by providing such individuals with compensation arrangements that are competitive with those of the executives of the companies in our Peer Group, to provide sufficient incentive to the individuals to remain employed with us, to enhance their financial security, as well as protect them against unwarranted termination in the event of a change of control of the Company. The Board of Directors believes that this policy serves the best interests of stockholders because it eliminates management’s self-interest considerations during a potential change of control at a cost that is both appropriate and reasonable.

In connection with the Settlement Agreement, Mr. Gacek executed a written waiver of any claim or potential claim arising from, or that may be deemed to arise as a result of, Mr. Gacek’s resignation from the Board constituting an event described in clause (y)(i) of the definition of “Involuntary Termination” set forth above. The changes to the Board required by the Settlement Agreement will constitute a change of control as defined in the Change of Control Agreement.

In January 2015, each named executive officer, except for Mr. Gacek, entered into an agreement with Quantum providing that, in the event the executive officer brings an action to enforce or effect his or her rights under a written agreement relating to his or her employment then Quantum will advance all reasonable attorneys’ fees incurred by the executive officer in connection with the action. These agreements were superseded by the Q3 FY 2016 amended and restated change of control agreements to the extent they relate to the subject matter of those agreements, but remain in effect with respect to other employment-related agreements. Our board of directors and the Committee believed that these agreements for the advanced payments were appropriate in order to provide the executives with additional assurances that the benefits intended to be provided under employment agreements would not be unduly denied upon a qualifying event thereunder.

The payments to each of our named executive officers in the event of a triggering event as of the last day of our fiscal year 2016 are set forth below under “Potential Payments Upon Termination or Change of Control.”

Employment Offer Letters

Except for the offer letters with Mr. Gacek and Mr. Britts described below, we do not have employment agreements with any of our named executive officers. Each of our named executive officer’s employment is at will and the named executive officer may be terminated at any time and for any reason, with or without notice.

We entered into an offer letter with Mr. Gacek, effective April 1, 2011, in connection with his appointment as President and CEO. This offer letter replaces the offer letter we entered into with Mr. Gacek at the time Mr. Gacek was originally hired by the Company in 2006. This offer letter provides for severance benefits in the event of an involuntary termination of employment without cause (as defined in Mr. Gacek’s change of control agreement) that is not associated with a change of control of the Company, subject to his execution of a separation agreement and general release.

We entered into an offer letter with Mr. Britts at the time of his initial employment with Quantum. This offer letter provides for certain severance benefits in the event of a qualifying termination of employment that is not associated with a change of control of the Company, subject to Mr. Britts’ execution of a separation agreement and general release.

The purpose of the severance benefits provided in these offer letters is to ensure that the Company will have the continued dedication of Mr. Gacek and Mr. Britts by providing sufficient incentive to them to remain with us and to enhance their financial security. The Board of Directors believes that these offer letters serve the best interests of stockholders because it enables us to secure the services of Mr. Gacek and Mr. Britts at a cost that is both appropriate and reasonable.

Stock Ownership Guidelines

We maintain stock ownership guidelines for our CEO and for our non-employee directors. For our President and CEO, these stock ownership guidelines require him to acquire and hold shares of the Company’s Common Stock with a value at least equal to three times his annual base salary. For our non-employee directors, these stock ownership guidelines require them to acquire and hold shares of the Company’s Common Stock with a value at least equal to three times the directors’ annual retainer. The measurement date for compliance with the stock ownership guidelines is the last day of each fiscal year. The stock ownership guidelines are required to be met by the later of five years from (i) the date the guidelines were adopted or (ii) the date an individual first becomes subject to the guidelines. As of the last day of Fiscal 2016, Mr. Gacek, who was appointed our President and CEO on the first day of Fiscal 2012, and Mr. Fuller, who was first appointed to the Board of Directors during Fiscal 2015, had not yet met the applicable stock ownership guidelines. However, in each case, these individuals have several years in which to reach the ownership requirement. While the Committee encourages executive share ownership for our other executive officers, we do not currently require those executive officers to own shares of our stock with a minimum stated value.

Anti-Hedging and Anti-Pledging Policy

We maintain an insider trading policy which expressly prohibits buying Company shares on margin or using or pledging owned shares as collateral for loans and engaging in transactions in publicly-traded options, such as puts and calls, and other derivative securities with respect to the Company’s securities. This extends to any hedging or similar transaction designed to decrease the risks associated with holding Company securities. All of our executive officers are subject to the Company’s insider trading policy.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code (“Section 162(m)”) imposes limitations on the deductibility for federal income tax purposes of remuneration in excess of $1 million paid to certain executive officers in a taxable year. Generally, remuneration in excess of $1 million may only be deducted if it is “performance-based compensation” within the meaning of the Internal Revenue Code.

The Executive Officer Incentive Plan allows the Committee to pay compensation that qualifies as performance-based compensation under Section 162(m). While we currently seek to preserve deductibility of compensation paid to our executive officers under Section 162(m), flexibility to provide compensation arrangements necessary to recruit and retain outstanding executives is maintained. In particular, full preservation of tax deductibility may not be possible if non-performance-based restricted stock units continue to play a role in our executive compensation program since such restricted stock units are not deemed to be performance-based under Section 162(m). With respect to our executive officers, no portion of their compensation in Fiscal 2016 was determined to be non-deductible under Section 162(m).

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code (“Section 409A”) imposes additional significant taxes in the event that an executive officer, director or other service provider receives deferred compensation that does not meet the requirements of Section 409A. Section 409A applies to traditional nonqualified deferred compensation plans, certain severance arrangements, and certain equity awards. As described above, we maintain a non-qualified deferred compensation plan, have entered into severance and change of control agreements with our executive officers and grant equity awards. However, to assist in the prevention of adverse tax consequences under Section 409A, we structure our equity awards in a manner intended to comply with or be exempt from the applicable requirements of Section 409A. With respect to our non-qualified deferred compensation plan and the severance and change of control agreements, we have determined that the plan and such agreements are in compliance with or are exempt from Section 409A.

Accounting Considerations

We follow the applicable accounting rules for our equity-based compensation. The applicable accounting rules require companies to calculate the grant date fair value of equity-based awards. This calculation is performed for accounting purposes and reported in the compensation tables, even though the equity award recipients may never realize any value from their awards. The applicable accounting rules also require companies to recognize the compensation cost of their equity-based awards in their income statements over the period that a recipient is required to render service in exchange for the equity award. Compensation cost for equity-based awards with performance conditions is recognized only when it is probable that the performance conditions will be achieved.

REPORT OF THE LEADERSHIP AND COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS1

We, the Leadership and Compensation Committee of the Board of Directors, have reviewed and discussed the Compensation Discussion and Analysis (“CD&A”) within this Proxy Statement with the management of the Company. Based on such review and discussion, we have recommended to the Board of Directors that the CD&A be included as part of this Proxy Statement.

Submitted by the Leadership and Compensation Committee of the Board of Directors:

MEMBERS OF THE LEADERSHIP AND COMPENSATION COMMITTEE David A. Krall, Chair Louis DiNardo David E. Roberson

____________________

(1)	This report of the Leadership and Compensation Committee of the Board of Directors shall not be deemed “soliciting material,” nor is it to be deemed filed with the SEC, nor incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

RISKS RELATED TO COMPENSATION POLICIES AND PRACTICES

Annually, we conduct a risk assessment of our compensation policies and practices for our employees, including those relating to our executive compensation program, and discuss the findings of this risk assessment with the Committee. The Committee directed Compensia to conduct this assessment for us. Our risk assessment includes a detailed analysis of our compensation programs in which employees at all levels of the organization may participate, including our executive officers. We believe that our compensation programs have been appropriately designed to attract and retain talent and properly reward our employees. Generally, our programs are designed to pay for performance and, thus, provide incentive-based compensation that encourages appropriate risk-taking. These programs contain various mitigating features, however, to ensure our employees, including our executive officers, are not encouraged to take excessive or unnecessary risks in managing our business. These features include:

●	Independent oversight of the compensation programs by the Committee;
●	Discretion provided to the Committee to set targets, monitor performance and determine final payouts;

●	Additional oversight of the compensation programs by a broad-based group of functions within the Company, including Human Resources, Finance and Legal and at multiple levels within the Company;
●	A balanced mix of compensation programs that focus our employees on achieving both short and long-term objectives, that include both performance-based and non performance-based pay, and that provide a balanced mix of cash and equity compensation;

●	An annual review by the Committee of target compensation levels for our executive officers, including a review of the alignment of executive compensation with performance;
●	Caps on the maximum funding under the Company’s annual bonus program, including the Executive Officer Incentive Plan and the Quantum Incentive Plan;
●	An insider trading policy which expressly prohibits buying Company shares on margin or using or pledging owned shares as collateral for loans and engaging in transactions in publicly-traded options, such as puts and calls, and other derivative securities with respect to the Company’s securities. This extends to any hedging or similar transaction designed to decrease the risks associated with holding Company securities;

●	Incentives focused on the use of reportable and broad-based internal financial metrics (non-GAAP operating income and revenue);
●	Pay positioning targeted at the market median based on a reasonable competitive peer group and published surveys;
●	Multi-year service-based vesting requirements with respect to equity awards; and
●	Risk mitigators, including stock ownership guidelines for the CEO and Board of Directors and stock pledging policies are in place.

Based on the assessment conducted for Fiscal 2016, we believe that our compensation programs are not likely to create excessive risks that might adversely affect the Company.

EXECUTIVE COMPENSATION

The following table lists the compensation for our named executive officers for Fiscal 2016.

Summary Compensation Table for Fiscal Years 2016, 2015 and 2014

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(3)	Option Awards	Non-Equity Incentive Plan Compensation(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(5)	All Other Compensation(6)	Total
Jon W. Gacek President and Chief Executive Officer	2016	$600,000	$—	752,050	$—	$—	$—	$2,769	$1,354,819
	2015	$600,000	$—	1,224,375	$—	$301,210	$—	$11,031	$2,136,616
	2014	$600,000	$—	1,900,208	$—	$—	$—	$3,500	$2,503,708

Christopher S. Willis Interim Senior Vice President & CFO(7)	2016	$234,813	$—	76,050	$—	$—	$—	$1,575	$312,438

William C. Britts Senior Vice President, WW Sales and Mktg	2016	$370,004	$—	270,400	$—	$30,814	$—	$4,474	$675,692
	2015	$370,004	$—	376,250	$—	$271,988	$—	$7,687	$1,025,929
	2014	$364,619	$—	312,750	$—	$62,000	$—	$8,412	$747,781

Robert S. Clark Senior Vice President, Product Operations	2016	$391,923	$—	270,400	$—	$—	$—	$6,262	$668,585
	2015	$365,962	$—	376,250	$—	$92,873	$—	$12,769	$847,854
	2014	$350,962	$—	312,750	$—	$—	$—	$7,771	$671,483

Geoffrey G. Stedman Senior Vice President, StorNext Solutions(7)	2016	$289,615	$—	270,400	$—	$—	$—	$1,428	$561,443

Linda M. Breard Former Senior Vice President & CFO	2016	$317,854	$—	169,000	$—	$—	$—	$37,897	$524,751
	2015	$357,308	$—	301,000	$—	$90,363	$—	$8,000	$756,671
	2014	$347,308	$—	278,000	$—	$—	$—	$7,327	$632,635
____________________

(1)	The amounts reported in the Salary column for Fiscal 2016 represent the dollar value of the cash base salaries earned in Fiscal 2016.
(2)	No bonuses were paid to our named executive officers with respect to Fiscal 2016. Bonuses were last paid for performance achieved in Fiscal 2015.
(3)	The amounts reported represent the fair value, calculated in accordance with ASC Topic 718 for share-based payment transactions and exclude the impact of estimated and actual forfeitures related to service-based vesting conditions. The assumptions used in the calculation of the value are disclosed under “Note 9: Stock Incentive Plans and Share-Based Compensation” in the Company’s Annual Report on Form 10-K filed with the SEC on June 3, 2016. The fair value of performance-based restricted units is based on the actual shares earned after the close of the fiscal year. For Fiscal 2016, company performance was not met and no performance-based restricted units were earned for any officers including Mr. Gacek.
(4)	The amounts reported in this column represent performance-based cash incentive payments paid pursuant to Quantum’s Executive Officer Incentive Plan and may include amounts earned in a given fiscal year but not paid until the subsequent year. For Mr. Britts, the total amount reported includes a total cash commission payment of $30,814 under the Fiscal 2016 Sales Compensation Plan.
(5)	There is no Change in Pension Value and no Non-Qualified Deferred Compensation Earnings reportable as the Company does not maintain a defined benefit or actuarial pension plan nor was there any compensation that was deferred.

(6)	The amounts listed in All Other Compensation column of the Summary Compensation Table for Fiscal 2016 consist of the following:

Name	401(k) Matching Contributions(a)	Severance Payments	Financial Planning(b)	Vacation Paid upon Termination(c)	Other Comp(d)
Jon W. Gacek	$2,769	$0	$0	$0	$0
Christopher S. Willis	$1,575	$0	$0	$0	$0
William C. Britts	$4,474	$0	$0	$0	$0
Robert S. Clark	$2,562	$0	$3,500	$0	$200
Geoffrey G. Stedman	$1,428	$0	$0	$0	$0
Linda M. Breard	$2,077	$0	$2,183	$33,437	$200
____________________

(a)	401(k) matching contributions were made for the first quarter of FY2016 only.
(b)	Payments include reimbursement for financial counseling and tax preparation services.
(c)	Payments include accrued vacation time paid out upon termination.
(d)	Payments include $200 reimbursement for fitness center membership.

(7)	Mr. Willis and Mr. Stedman were not named executive officers in fiscal years 2014 or 2015.

Grants of Plan-Based Awards for Fiscal Year 2016

The following table presents information on plan-based awards granted to our named executive officers during Fiscal 2016.

								All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(4)

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)(5)	Threshold (#)	Target (#)	Maximum (#)
Jon W. Gacek	07/01/15	—	—	—	—	—	—	445,000	—	—	$752,050
	07/01/15	—	—	—	250,000	500,000	750,000	—	—	—	$845,000
		—	$600,000	$900,000	—	—	—	—	—	—	—
Christopher S. Willis	07/01/15	—	—	—	—	—	—	45,000	—	—	$76,050
	07/01/15	—	—	—	9,643	19,286	28,929	—	—	—	$32,593
		—	$83,127	$124,690	—	—	—	—	—	—	—
William C. Britts	07/01/15	—	—	—	—	—	—	160,000	—	—	$270,400
	07/01/15	—	—	—	53,334	106,667	160,000	—	—	—	$180,267
		—	$185,002	$277,503	—	—	—	—	—	—	—
		—	$200,000(6)	—	—	—	—	—	—	—	—
Robert S. Clark	07/01/15	—	—	—	—	—	—	160,000	—	—	$270,400
	07/01/15	—	—	—	53,334	106,667	160,000	—	—	—	$180,267
		—	$200,000	$300,000	—	—	—	—	—	—	—
Geoffrey G. Stedman	07/01/15	—	—	—	—	—	—	160,000	—	—	$270,400
	07/01/15	—	—	—	53,334	106,667	160,000	—	—	—	$180,267
		—	$147,500	$221,250	—	—	—	—	—	—	—
Linda M. Breard	07/01/15	—	—	—	—	—	—	100,000	—	—	$169,000
	07/01/15	—	—	—	333,334	66,667	100,000	—	—	—	$112,667
		—	$186,500	$279,750	—	—	—	—	—	—	—
____________________

(1)	The amounts reported reflect payout at target and maximum with a cap of 150% of target.
(2)	Performance-based Restricted Stock Units are earned only if the Company exceeds certain revenue and operating income targets as of March 31, 2016. For Fiscal 2016, the Company had to have achieved significant performance for the performance-based restricted stock units to be granted at threshold, target or maximum levels resulting in 50%, 100% or 150% awards respectively. Performance was not achieved for Fiscal 2016 and no performance-based shares were earned for executives or any other employees.
(3)	Restricted Stock Units will vest (based on continued employment) in equal installments annually over four years on each anniversary of the award's grant date.
(4)	The amounts reported were computed in accordance with ASC 718, excluding the effect of estimated and actual forfeitures. See “Note 9: Stock Incentive Plans and Share-Based Compensation” in the Company’s Annual Report on Form 10-K filed on June 3, 2016, regarding assumptions underlying the valuation of equity awards. For performance-based restricted stock units, the report Grant Date Fair Value of the shares is based on the value of the shares granted on July 1, 2015.
(5)	The Company's Executive Officer Incentive Plan provides that no executive officer's actual award under the plan may, for any period of three consecutive fiscal years, exceed $15 million. These awards are subject to an annual payout cap of 150% of the executive officer's annual bonus payment target.
(6)	Amount reflects sales commissions target payments pursuant to the Fiscal Year 2016 Sales Compensation Plan based on the sale of the Company’s branded products and branded services. The applicable quota for Fiscal 2016 was $509.0 million.

Outstanding Equity Awards at Fiscal Year End 2016

The following table provides information with respect to outstanding stock options and restricted stock unit awards held by our named executive officers as of March 31, 2016.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Jon W. Gacek	1,300,000	(1)			$2.52	4/1/2018	216,666	(3)	$132,166	400,000 (6)	$244,000
	500,000	(2)			$0.98	7/1/2016	500,000	(4)	$305,000
							445,000	(10)	$271,450
							153,000	(5)	$93,330
Christopher S. Willis
	90,000	(2)			$0.98	7/1/2016	16,666	(7)	$10,166
							33,333	(4)	$20,333
							45,000	(10)	$27,450
							4,371	(5)	$2,666
William C. Britts
	275,000	(2)			$0.98	7/1/2016	75,000	(7)	$45,750
							166,666	(4)	$101,666
							160,000	(10)	$97,600
							34,000	(5)	$20,740
Robert S. Clark
	100,000	(8)			$2.59	4/1/2017	75,000	(7)	$45,750
	37,500	(2)			$0.98	7/1/2016	166,666	(4)	$101,666
	14,584	(9)			$0.77	4/1/2016	160,000	(10)	$97,600
							34,000	(5)	$20,740
Geoffrey G. Stedman							83,000	(11)	$50,630
							160,000	(10)	$97,600
							34,000	(5)	$20,740
Linda M. Breard	187,500	(2)			$0.98	4/28/2016
____________________

(1)	Granted 4/1/11; 25% vested on 4/1/12, and remainder will vest 1/48th monthly, subject to continued employment.
(2)	Granted 7/1/09; 25% vested on 7/1/10, 50% vested on 7/1/11, 25% vested on 7/1/12.
(3)	Granted 9/1/13; vest annually over three years beginning 9/1/13, subject to continued employment.
(4)	Granted on 7/1/14; vest annually over three years beginning 7/1/14, subject to continued employment.
(5)	Granted on 7/1/14; Shares earned on 3/31/15 as performance condition threshold was satisfied. Vest annually over three years beginning 7/1/14, subject to continued employment.

(6)	Granted on 9/1/13; Vesting is dependent on Quantum’s common stock achieving certain 60-day average stock price targets as of specified dates, which vest immediately to two years after the specified dates, subject to continued employment. 200,000 shares canceled on each of 7/1/14 and 7/1/15 as performance condition for first two performance periods had not been satisfied.
(7)	Granted 7/1/13; vest annually over three years beginning 7/1/13, subject to continued employment.
(8)	Granted 4/1/10; 25% vested on 4/1/11, and remainder will vest 1/48th monthly, subject to continued employment.
(9)	Granted 4/1/09; 25% vested on 3/1/10, and remainder will vest 1/48th monthly, subject to continued employment.
(10)	Granted 7/1/15; vest annually over four years beginning 7/1/15, subject to continued employment.
(11)	Granted 4/1/14; vest annually over three years beginning 4/1/14, subject to continued employment.

Note: The table above uses a price of $0.61 per share, the market price of the Company’s Common Stock as of March 31, 2016, to calculate the market value of shares or units that have not vested.

Option Exercises and Stock Vested in Fiscal 2016

The following table provides information on stock option exercises and restricted stock and restricted stock unit vesting for our named executive officers during Fiscal 2016.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Jon W. Gacek	—	—	543,167	$917,952
Christopher S. Willis	—	—	48,853	$82,562
William C. Britts	—	—	225,334	$380,814
Robert S. Clark	—	—	242,000	$408,980
Geoffrey G. Stedman	—	—	100,000	$70,238
Linda M. Breard	—	—	196,934	$332,818
____________________

(1)	The amount reported is calculated by multiplying the number of shares that vested by the market price of the underlying shares of the Company’s Common Stock on the vesting date.

Non-qualified Deferred Compensation

The Company’s Non-qualified Deferred Compensation Plan is discussed under the section entitled “Compensation Discussion and Analysis - Perquisites and Other Benefits - Non-Qualified Deferred Compensation Plan.” In Fiscal 2016, no named executive officers elected to defer compensation under this plan, and no named executive officer maintains a balance in this plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

We have entered into change of control agreements with our executive officers, whereby in the event of a “change of control” of the Company, which is defined to include, among other things, a merger or sale of all or substantially all of the assets of the Company or a change in the composition of the Board of Directors occurring within a 24 month period as a result of which fewer than a majority of the directors are Incumbent Directors (as defined in the Change of Control Agreement), and, within 12 months of the change of control, there is an “Involuntary Termination” of such executive officer’s employment, then the executive officer is entitled to specified payments and benefits, subject to the executive officer’s execution of a release of claims in favor of the Company. The agreements define an “Involuntary Termination” to include, among other things, any termination of employment of the executive officer by the Company without “cause” or a significant reduction of the executive officer’s duties without his or her express written consent. The change of control agreements do not provide for the payment of any tax gross-up to offset any excise tax incurred as a result of any payment under the agreements.

The benefits that would be provided to Mr. Gacek, as President and CEO, in the event of both a change of control of the Company and a qualifying termination of employment would be:

●	a lump sum payment equal to 200% of his then established base compensation;
●	a lump sum payment equal to 200% of his target annual bonus;
●	payment of COBRA premiums for twelve (12) months; and
●	vesting of any unvested equity-based compensation award then held by him.

The benefits that would be provided to our other executive officers (except for Mr. Willis who would receive lump sum payments as set forth below equal to 100% instead of 150%) in the event of both a change of control of the Company and a qualifying termination of employment would be:

●	a lump sum payment equal to 150% of the executive officer’s then established base compensation;
●	a lump sum payment equal to 150% of the executive officer’s target annual bonus;
●	payment of COBRA premiums for twelve (12) months; and
●	vesting of any unvested equity-based compensation award then held by the executive officer.

Mr. Gacek’s offer letter provides for the lump sum payment of severance benefits equivalent to twelve months of base salary and health benefits coverage for twelve months in the event of an involuntary termination of employment without cause (as defined in Mr. Gacek’s change of control agreement) that is not associated with a change of control of Quantum, subject to his execution of a separation agreement and general release. Mr. Britts’ offer letter provides for the lump sum payment of severance benefits of 52 weeks of base salary in the event of a qualifying termination of employment that is not associated with a change of control of the Company, subject to his execution of a separation agreement and general release.

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above and under the agreements as they existed on the last day of Fiscal 2016 for our named executive officers. Payments and benefits are estimated assuming that the triggering event took place on the last business day of Fiscal 2016 (March 31, 2016), outstanding equity awards were not assumed or substituted for in connection with a change of control of the Company, and the price per share of the Company’s Common Stock is the closing price on the NYSE as of that date ($0.61). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits differs with respect to such triggering event. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be substantially different.

		Potential Payments Upon:
Name	Type of Benefit	Involuntary Termination within 12 Months After a Change of Control	Involuntary Termination Not Associated with a Change of Control
Jon W. Gacek	Cash Severance Payments	$2,400,000	$600,000
	Vesting Acceleration(1)	$801,946	$0
	Continued Coverage of
	Employee Benefits(2)	$12,969	$12,969
	Total Termination Benefits:	$3,214,915	$612,969

Christopher S. Willis	Cash Severance Payments	$320,632	$0
	Vesting Acceleration(1)	$60,615	$0
	Continued Coverage of
	Employee Benefits(2)	$23,282	$0
	Total Termination Benefits:	$404,529	$0

William C. Britts	Cash Severance Payments	$832,509	$370,004
	Vesting Acceleration(1)	$265,756	$0
	Continued Coverage of
	Employee Benefits(2)	$23,054	$0
	Total Termination Benefits:	$1,121,319	$370,004

Robert S. Clark	Cash Severance Payments	$900,000	$0
	Vesting Acceleration(1)	$265,756	$0
	Continued Coverage of
	Employee Benefits(2)	$13,045	$0
	Total Termination Benefits:	$1,178,801	$0

Geoffrey G. Stedman	Cash Severance Payments	$663,750	$0
	Vesting Acceleration(1)	$168,970	$0
	Continued Coverage of
	Employee Benefits(2)	$14,722	$0
	Total Termination Benefits:	$847,442	$0

Linda M. Breard	Cash Severance Payments	$559,500	$0
	Vesting Acceleration(1)	$199,591	$0
	Continued Coverage of
	Employee Benefits(2)	$23,232	$0
	Total Termination Benefits(3):	$782,323	$0
____________________

(1)	Reflects the aggregate market value of outstanding and unvested stock option grants and restricted stock unit awards. For unvested stock options, the aggregate market value is computed by multiplying (i) the difference between $0.61 and the exercise price of the option, by (ii) the number of shares of the Company’s Common Stock underlying the unvested stock options at March 31, 2016. For unvested restricted stock unit awards, the aggregate market value is computed by multiplying (i) $0.61, by (ii) the number of unvested restricted stock unit awards outstanding at March 31, 2016. In the event of vesting acceleration or other modifications of share-based awards, we account for such modifications in accordance with ASC 718.
(2)	Assumes continued coverage of employee benefits at the Fiscal 2016 COBRA premium rate for health, dental, and vision coverage.
(3)	Ms. Breard voluntarily terminated employment effective January 26, 2016, and while the total termination benefits reflect the potential payments she would have received as an employee during a change of control, Ms. Breard did not receive any actual severance payments in association with her resignation.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s Section 16 officers, directors and persons who own more than ten percent (10%) of a registered class of the Company’s equity securities to file reports of ownership and changes in ownership with the SEC. Such executive officers, directors and greater than ten-percent stockholders are also required by SEC rules to furnish the Company with copies of all forms that they file pursuant to Section 16(a). Based solely on its review of the copies of such reports received by the Company and on written representations from certain reporting persons, the Company believes that all required filings were timely made during the fiscal year ended March 31, 2016 (“Fiscal 2016”), except for one filing for Mr. Stedman reporting the surrendering of shares to satisfy tax withholding obligations upon the vesting of restricted stock units, which was late due to an administrative error.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS1

The Audit Committee was established primarily to: (i) provide oversight of Quantum’s accounting and financial reporting processes and the audit of Quantum’s financial statements; and (ii) assist the Board of Directors in the oversight of: (a) the integrity of Quantum’s financial statements; (b) Quantum’s compliance with legal and regulatory requirements; (c) the independent registered public accounting firm’s performance, qualifications and independence; and (d) the performance of Quantum’s internal audit function.

The Audit Committee, after appropriate review and discussion, determined that it had fulfilled its responsibilities under its charter during Fiscal 2016. The Audit Committee has reviewed and discussed the Consolidated Financial Statements for Fiscal 2016 with management and the Company’s independent registered public accounting firm; and management represented to the Audit Committee that Quantum’s Consolidated Financial Statements were prepared in accordance with generally accepted accounting principles. This review included a discussion with management of the quality, not merely the acceptability, of Quantum’s accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosure in Quantum’s Consolidated Financial Statements. The Audit Committee discussed with the Company’s independent registered public accounting firm matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard No. 16, Communications with Audit Committees. The Audit Committee received from the independent registered public accounting firm the written disclosures and the letter from the auditors required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and discussed with the independent registered public accounting firm the independent accountant’s independence. In reliance on these views and discussions, and the report of the Company’s independent registered public accounting firm, the Audit Committee has recommended to the Board, and the Board has approved, the inclusion of the audited Consolidated Financial Statements in Quantum’s Annual Report on Form 10-K for the year ended March 31, 2016 for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors:

MEMBERS OF THE AUDIT COMMITTEE

David E. Roberson, Chair
Robert J. Andersen
Paul R. Auvil III

____________________

(1)	This report of the Audit Committee of the Board of Directors shall not be deemed “soliciting material,” nor is it to be deemed filed with the SEC, nor incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

AUDIT AND AUDIT-RELATED FEES

The following table shows the fees billed for various professional services by PricewaterhouseCoopers LLP for Fiscal 2016 and Fiscal 2015:

Amounts in thousands
	2016 Total	2015 Total
Audit Fees (1)	$1,518	$1,300
Audit-related Fees	—	20
Tax Fees (2)	154	92
All Other Fees	—	—
Total	$1,672	$1,412
____________________

(1)	Audit fees include the audit of Quantum’s annual financial statements, review of financial statements included in Quantum’s Quarterly Reports on Form 10-Q and services that are normally provided by the independent registered public accounting firm in connection with foreign statutory and regulatory filings or engagements for those fiscal years and include services in connection with assisting the Company in its compliance with its obligations under Section 404 of the Sarbanes-Oxley Act and related regulations. Audit fees also include advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements, including the application of proposed accounting rules, statutory audits required by non-U.S. jurisdictions and discussions on internal control matters.

(2)	This category consists of professional services rendered by PricewaterhouseCoopers LLP for tax compliance and tax consulting. The tax compliance services principally include preparation and/or review of various tax returns, assistance with tax return supporting documentation and tax return audit assistance. The tax consulting services principally include advice regarding mergers and acquisitions, international tax structure and other strategic tax planning opportunities. All such services were approved by the Audit Committee.

In accordance with Audit Committee policy and the requirements of law, all services to be provided by the Company’s independent registered public accounting firm are pre-approved by the Audit Committee. This is to avoid potential conflicts of interest that could arise if the Company received specified non-audit services from its auditing firm. Annually, the Audit Committee pre-approves appropriate audit, audit-related and tax services which are listed on a general approval schedule that the Company’s independent registered public accounting firm may perform for the Company. Where such services are expected to require more than ten hours of such firm’s billable senior partner or the equivalent time, the Company must notify the Audit Committee of the auditing firm’s performance of such services. For all services to be performed by the Company’s independent registered public accounting firm that are not specified in the general pre-approval schedule, the Company must obtain specific engagement approval from the Audit Committee for such services in advance. The Audit Committee receives all notifications and requests relating to the independent registered public accounting firm’s performance of services for the Company. The Audit Committee will review and make changes to the services listed under the general approval schedule on an annual basis and otherwise from time to time as necessary.

In Fiscal 2016, the Company’s independent registered public accounting firm attended all meetings of the Audit Committee. The Audit Committee believes that the provision of services by the Company’s independent registered public accounting firm described above is compatible with maintaining such firm’s independence from the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Unless otherwise indicated, the following table sets forth as of February 28, 2017 certain information with respect to the beneficial ownership of the Company’s Common Stock by (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) each of the Company’s directors, (iii) each of the named executive officers and (iv) all current directors and executive officers as a group. Unless otherwise indicated, the business address for the beneficial owners listed below is 224 Airport Parkway, Suite 550, San Jose, CA 95110.

Pursuant to the Settlement Agreement effective March 2, 2017, each of the non-employee directors currently serving on the Board, other than Robert Andersen, was granted 30,000 restricted stock units of the Company’s Common Stock for their continuing service on the Board, which restricted stock units shall vest in full upon the election of directors at the Annual Meeting, unless a director has resigned or has been removed from the Board for any reason prior to the Annual Meeting. In addition, Mr. Andersen’s previously granted 32,383 restricted stock units that otherwise would have vested on June 1, 2017 were accelerated to vest in full upon the election of directors at the Annual Meeting, unless Mr. Andersen has resigned or has been removed from the Board for any reason prior to the Annual Meeting. As these grants were made after February 28, 2017, they are not reflected in the following table.

Name	Number of Shares Beneficially Owned(1)		Approximate Percentage of Class(2)
5% or Greater Stockholders:

Private Capital Management LLC	14,163,079	(3)	5.21%
8889 Pelican Bay Boulevard, Suite 500
Naples, FL 34108
Starboard Value LP	29,103,694	(4)	10.70%
777 Third Avenue, 18th Floor
New York, NY 10017
VIEX Capital Advisors, LLC	29,531,722	(5)	10.86%
825 Third Avenue 33rd Floor
New York, NY 10022
Directors and Named Executive Officers:
Robert J. Andersen	54,907	(6)	*
Paul R. Auvil III	554,030	(7)	*
Linda M. Breard	581,667	(8)	*
William C. Britts	996,687	(9)	*
Robert S. Clark	595,296	(10)	*
Louis DiNardo	315,392	(11)	*
Dale L. Fuller	233,890	(12)	*
Jon W. Gacek	3,026,628	(13)	1.11%
David A. Krall	364,875	(14)	*
Gregg J. Powers	14,163,079	(15)	5.21%
Clifford Press	62,500	(16)	*
David E. Roberson	351,784	(17)	*
Geoff G. Stedman	279,680	(18)	*
Christopher S. Willis	258,792	(19)	*
All current directors and executive officers as a group (15 persons)	22,080,251	(20)	8.12%
____________________

(*)	Less than 1%.
(1)	Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to the Company’s knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.
(2)	Applicable percentage ownership is based on 272,023,638 shares of Common Stock outstanding as of February 28, 2017. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. Shares of Common Stock subject to options currently exercisable, or exercisable within 60 days after February 20, 2017, are considered beneficially owned by the holder, but such shares are not deemed outstanding for the purposes of computing the percentage ownership of any other person.
(3)	Information is based on a Schedule 13F as of February 14, 2017 filed with the Securities and Exchange Commission by Private Capital Management, LLC, a Delaware limited liability corporation (“PCM”). PCM holds 13,311,187 shares and has shared voting and dispositive power with respect to these shares. Mr. Powers, the CEO and Portfolio Manager of PCM, owns 586,500 shares. In addition, as compensation for Mr. Powers’ services on Quantum’s board of directors, Quantum granted to Pelican Bay Holdings LLC 242,871 shares of Common Stock and 22,521 restricted stock units that vested at February 28, 2017, or within sixty (60) days thereafter. Mr. Powers is the sole member of Pelican Bay Holdings LLC.

(4)	Information is based on Schedules 13D/A filed with the Securities and Exchange Commission on January 26, 2016, April 6, 2016 and December 7, 2016 and on Forms 4 filed with the Securities and Exchange Commission on January 22, January 25, March 16, March 18, December 5 and December 7, 2016, respectively by Starboard Value LP and its affiliates. Starboard Value and Opportunity Master Fund Ltd. (“Starboard V&O Fund”) beneficially owns and has sole voting and dispositive power with respect to 18,069,036 shares, which includes 13,791,742 shares issuable upon the conversion of Quantum Corporation’s 4.50% convertible senior notes due November 2017 (the “Notes”). Starboard Value and Opportunity S LLC (“Starboard LLC”) beneficially owns and has sole voting and dispositive power with respect to 3,809,394 shares, which includes 2,850,637 shares issuable upon the conversion of the Notes. Starboard Value and Opportunity C LP (“Starboard Value C LP”) beneficially owns and has sole voting and dispositive power with respect to 1,265,467 shares, which includes 482,696 shares issuable upon the conversion of the Notes. Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP, and Starboard Value R GP LLC, as the general partner of Starboard R LP, may each be deemed to beneficially own and have sole voting and dispositive power with respect to the shares owned by Starboard C LP. 5,959,797 shares are held in an account managed by Starboard Value LP (the “Starboard Value LP Account”), which includes 4,459,623 shares issuable upon the conversion of the Notes. Each of Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account, and as the manager of Starboard LLC, Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP, Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP, and Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co, may be deemed to beneficially own and have sole voting and dispositive power with respect to the aggregate of 29,103,694 shares owned by Starboard V&O Fund, Starboard LLC, Starboard C LP and held in the Starboard Value LP Account. Each of Messrs. Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, as members of Principal GP and as members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed to beneficially own and have shared voting and dispositive power with respect to the aggregate of 29,103,694 shares owned by Starboard V&O Fund, Starboard LLC, Starboard C LP and held in the Starboard Value LP Account. In addition, Mr. Smith beneficially owns 137,565 shares of Common Stock, granted to him as compensation for his services on Quantum’s board of directors.
(5)	Information is based on Schedules 13D and 13D/A filed with the Securities and Exchange Commission on December 28, 2015, January 21, 2016, February 2, 2016, April 28, 2016, June 2, 2016, June 7, 2016, September 27, 2016, December 6, 2016 and February 2, 2017 by VIEX Capital Advisors, LLC ("VIEX Capital"), VIEX Special Opportunities Fund III, LP ("VSO III") and their affiliates. VIEX Opportunities Fund, LP - Series One ("VIEX Series One") beneficially owns and has shared voting and dispositive power with respect to 7,407,865 shares. VIEX Opportunities Fund, LP - Series Two (VIEX Series Two") beneficially owns and has shared voting and dispositive power with respect to 1,413,191 shares. Each of VSO III and VIEX Special Opportunities GP III LLC, as the general partner of VSO III, beneficially own and have shared voting and dispositive power with respect to 20,710,666 shares. VIEX GP, LLC ("VIEX GP"), as the general partner of VIEX Series One and VIEX Series Two beneficially owns and has shared voting and dispositive power with respect to 8,821,056 shares. Each of VIEX Capital, as the investment manager of VIEX Series One and VIEX Series Two, and Eric Singer, as the managing member of VIEX GP and VIEX Capital, beneficially own and have shared voting and dispositive power with respect to 29,531,722 shares, which constitutes the shares owned by VIEX Series One, VIEX Series Two and VSO III. VSO III and its affiliates disclaim the beneficial ownership of the reported shares except to the extent of their pecuniary interest therein.
(6)	Represents 49,277 shares of Common Stock and 5,630 restricted stock units that vested at February 28, 2017, or within sixty (60) days thereafter.
(7)	Represents 531,509 shares of Common Stock and 22,521 restricted stock units that vested at February 28, 2017, or within sixty (60) days thereafter.
(8)	Represents shares of Common Stock.
(9)	Represents shares of Common Stock.
(10)	Represents 495,296 shares of Common Stock, and 100,000 shares subject to Common Stock options exercisable at February 28, 2017, or within sixty (60) days thereafter.
(11)	Represents shares of 292,871 Common Stock and 22,521 restricted stock units that vested at February 28, 2017, or within sixty (60) days thereafter.
(12)	Represents 197,542 shares of Common Stock and 36,348 restricted stock units that vested at February 28, 2017, or within sixty (60) days thereafter.
(13)	Represents 1,726,628 shares of Common Stock, and 1,300,000 shares subject to Common Stock options exercisable at February 28, 2017, or within sixty (60) days thereafter.
(14)	Represents 342,354 shares of Common Stock and 22,521 restricted stock units that vested at February 28, 2017, or within sixty (60) days thereafter.
(15)	As compensation for Mr. Powers’ services on Quantum’s board of directors, Quantum granted to Pelican Bay Holdings LLC 242,871 shares of Common Stock and 22,521 restricted stock units that vested at February 28, 2017, or within sixty (60) days thereafter. Mr. Powers is the sole member of Pelican Bay Holdings LLC. Mr. Powers also owns 586,500 shares. In addition, Mr. Powers, the CEO and Portfolio Manager of PCM, holds shared voting and dispositive power with respect to 13,311,187 shares held in PCM managed accounts. Mr. Powers disclaims beneficial ownership for these shares, and PCM and Mr. Powers disclaim the existence of a group with respect to any third party.
(16)	Mr. Clifford was appointed to Quantum’s board of directors on April 1, 2016. Represents restricted stock units that vested at February 28, 2017, or within sixty (60) days thereafter.
(17)	Represents 329,263 shares of Common Stock and 22,521 restricted stock units that vested at February 28, 2017, or within sixty (60) days thereafter.
(18)	Represents 196,680 shares of Common Stock and 83,000 restricted stock units that vested at February 28, 2017, or within sixty (60) days thereafter.
(19)	Represents shares of Common Stock.
(20)	Represents 20,180,168 shares of Common Stock, and 1,400,000 shares subject to Common Stock options vested or exercisable at February 28, 2017, or within sixty (60) days thereafter and 500,083 restricted stock units that vested at February 28, 2017, or within sixty (60) days thereafter.

TRANSACTIONS WITH RELATED PERSONS

The Company has entered into indemnification agreements with its executive officers, directors and certain significant employees containing provisions that are in some respects broader than the specific indemnification provisions contained in the General Corporation Law of the State of Delaware. These agreements provide, among other things, for indemnification of the executive officers, directors and certain significant employees in proceedings brought by third parties and in stockholder derivative suits. Each agreement also provides for advancement of expenses to the indemnified party.

The Company has entered into a change of control agreement and an agreement to advance legal fees with Shawn D. Hall, Senior Vice President, General Counsel and Secretary and Donald E. Martella, SVP, Engineering. The material terms of these agreements are the same as for the Company’s named executive officers and are described above in the section entitled “Compensation Discussion and Analysis - Change of Control Severance Policy, Employment Agreements and Severance Agreements.”

The Company has entered into agreements with its non-employee directors whereby in the event that there is a “change of control” of the Company (which is defined in the agreements to include, among other things, a merger or sale of all or substantially all of the assets of the Company or a reconstitution of the Company’s Board) and, on or within 12 months of the change of control, the non-employee director’s performance of services as a Board member terminates other than as a result of death or Disability (as defined in the Agreement), then, to the extent that any portion of any equity-based compensation awards held by such Director is not vested at the time of termination, all such unvested awards will automatically vest.

Procedures for Reviewing and Approving Related Party Transactions

In accordance with the charter for the Audit Committee and with the Company’s restated and amended related party transaction policy, which was approved by the Board on August 9, 2016, our Audit Committee reviews and approves any proposed related party transactions. Any related party transaction will be disclosed in the applicable SEC filing as required by the rules of the SEC. For purposes of these procedures, “related party” and “related party transaction” have the meanings set forth in the Company’s related party transaction policy.

In addition, the Company’s Code of Business Conduct and Ethics (the “Code”) requires that the Company’s employees, officers and directors avoid conducting Company business with a relative or significant other, or with a business in which a relative or significant other is associated in any significant role unless disclosed to the Company’s ethics committee (which includes the General Counsel and the Vice President, Corporate Controller (the “Ethics Committee”)) and approved in advance by the Ethics Committee or the Audit Committee, as applicable.

COMMUNICATING WITH THE COMPANY

We have from time-to-time received calls from stockholders inquiring about the available means of communication with the Company. If you would like to receive information about the Company, without charge, you may use one of these convenient methods:

●

To view the Company’s website on the Internet, use the Company’s Internet address located at www.quantum.com. The Company’s website includes product, corporate and financial data, job listings, recent earnings releases, a delayed stock price quote, and electronic files of this Proxy Statement and the Company’s Form 10-Ks, Form 10-Qs, and Annual Reports to Stockholders. Internet access has the advantage of providing you with recent information about the Company throughout the year. The Company’s Code of Business Conduct and Ethics and the Company’s Corporate Governance Principles can also be found on the Company’s website at http://www.quantum.com, by clicking “About Us” from the home page, selecting “Investor Relations” and then “Governance Documents.” Requests to receive by mail a free copy of printed financials and of the Company’s Code of Business Conduct and Ethics and its Corporate Governance Principles can also be submitted by contacting the Company’s Investor Relation Department at the address stated below.

●	To reach Quantum Investor Relations, please call or send correspondence to: Brinlea Johnson or Allise Furlani Investor Relations The Blueshirt Group (212) 331-8433 ir@quantum.com

IT IS IMPORTANT THAT ALL PROXIES BE RETURNED PROMPTLY. THE BOARD OF DIRECTORS URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR VOTE VIA THE INTERNET OR BY TELEPHONE BY FOLLOWING THE INSTRUCTIONS PROVIDED ON THE ENCLOSED PROXY CARD. YOUR VOTE IS IMPORTANT NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS OF SHARES OF COMMON STOCK.

OTHER MATTERS

The Company knows of no other matters to be submitted at the Annual Meeting. Any proposal that a stockholder intends to submit for consideration at the Annual Meeting must be received by the Secretary of the Company within the timeframes specified in the Company’s Bylaws and must include the information specified in the Bylaws. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Shawn D. Hall
San Jose, California	Shawn D. Hall
March 3, 2017	Senior Vice President, General Counsel and Secretary

Exhibit A

QUANTUM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

(As Amended and Restated March 31, 2017)

The following constitute the provisions of the Employee Stock Purchase Plan (herein called the “Plan”) of Quantum Corporation (herein called the “Company”).

1. Purpose. The purpose of the Plan is to provide Employees of the Company and its Designated Subsidiaries with an opportunity to purchase Common Stock of the Company through accumulated payroll deductions or other contributions. It is the intention of the Company to have the Plan qualify as an “Employee Stock Purchase Plan” under Section 423 of the Code, although the Company makes no undertaking or representation to maintain such qualification. The provisions of the Plan shall, accordingly, be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code. In addition, this Plan document authorizes the purchase of Common Stock under a Non-423(b) Component, pursuant to rules, procedures or sub-plans adopted by the Board or a committee appointed by the Board and designed to achieve tax, securities law or other objectives.

2. Definitions.

(a) “Board” shall mean the Board of Directors of the Company.

(b) “Code” shall mean the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(c) “Code Section 423(b) Plan” shall mean an employee stock purchase plan which is designed to meet the requirements set forth in Section 423(b) of the Code, as amended. The provisions of the Code Section 423(b) Plan should be construed, administered and enforced in accordance with Section 423(b) of the Code.

(d) “Common Stock” shall mean the common stock of the Company.

(e) “Company” shall mean Quantum Corporation, a Delaware corporation.

(f) “Compensation” shall mean all regular straight time earnings, payments for overtime, shift premium, incentive compensation, incentive payments, bonuses and commissions (except to the extent that the exclusion of any such items for all participants is specifically directed by the Board or a committee appointed by the Board). The Board or a committee appointed by the Board shall have the power and discretion to (i) change the definition of Compensation for future Offering Periods, and (ii) determine what constitutes Compensation for Employees outside of the United States.

(g) “Continuous Status as an Employee” shall mean the absence of any interruption or termination of service as an Employee. Continuous Status as an Employee shall not be considered interrupted in the case of: (i) a leave of absence agreed to in writing by the Company, provided that such leave is for a period of not more than three (3) months or re-employment upon the expiration of such leave is guaranteed by contract or statute; or (ii) notification by the Company of termination under a reduction-in-force. Termination of participation in the Plan in the case of a reduction-in-force shall be considered to have occurred upon the earlier of (x) the end of the employee’s continuation period, or (y) the first (1st) day after the three (3) month period immediately following the cessation of his or her employment services with the Company, provided, in each case, that he or she will not be entitled to participate in any Offering Period for which the Enrollment Date occurs after the cessation of his or her employment services with the Company.

(h) “Designated Subsidiaries” shall mean the Subsidiaries which have been designated by the Board or a committee appointed by the Board from time to time in its sole discretion as eligible to participate in the Plan.

(i) “Employee” shall mean any person, including an officer, who is employed by the Company or one of its Designated Subsidiaries. The Board or a committee appointed by the Board, in its discretion, from time to time may, prior to an Enrollment Date for all options to be granted on such Enrollment Date, determine (on a uniform and nondiscriminatory basis or as otherwise permitted by Treasury Regulation Section 1.423-2(f)) that the definition of Employee under the Plan or with respect to an Offering will or will not include an individual if he or she: (i) has not completed at least two (2) years of service since his or her last hire date (or such lesser period of time as may be determined by the Board or a committee appointed by the Board in its discretion), (ii) customarily works not more than twenty (20) hours per week or not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Board or a committee appointed by the Board in its discretion), or (iii) is a highly compensated employee under Section 414(q) of the Code.

(j) “Enrollment Date” shall mean the first Trading Day on or after every February 6 and August 6 of each year.

(k) “Exercise Date” shall mean the date approximately six months after the Enrollment Date of an Offering Period and shall be one Trading Day prior to an Enrollment Date of the immediately following Offering Period.

(l) “Fair Market Value” shall mean, as of any date, the closing sales price of the Common Stock (or the closing bid, if no sales were reported) as quoted on the stock exchange with the greatest volume of trading in Common Stock on the last market trading day prior to the date of determination, as reported in The Wall Street Journal or such other source as the Board or a committee appointed by the Board deems reliable.

(m) “New Exercise Date” shall mean a new Exercise Date if the Board or a committee appointed by the Board shortens any Offering Period then in progress.

(n) “Non-423(b) Component” shall mean the grant of an option under the Plan which is not intended to meet the requirements set forth in Section 423(b) of the Code, as amended.

(o) “Offering” shall mean an offer of an option under the Plan that may be exercised during an Offering Period. For purposes of the Plan, the Board or a committee appointed by the Board may designate separate Offerings under the Plan in which Employees of one or more employers will participate, even if the dates of the applicable Offering Periods of each such Offering are identical and the provisions of the Plan will apply separately to each Offering. To the extent permitted by Treasury Regulations Section 1.432-2(a)(1), the terms of each Offering need not be identical provided that the terms of the Plan and an Offering together satisfy Treasury Regulation Sections 1.423-2(a)(2) and (a)(3).

(p) “Offering Period” shall mean a period commencing on an Enrollment Date and ending on the Exercise Date, approximately six (6) months later, or as otherwise set forth in Section 4 hereof.

(q) “Parent” shall mean a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code.

(r) “Plan” shall mean this Employee Stock Purchase Plan, which includes a Code Section 423(b) Plan and a Non-423(b) Component.

(s) “Purchase Price” shall have the meaning as set forth in Section 7(b).

(t) “Subsidiary” shall mean a corporation, domestic or foreign, of which not less than 50% of the voting shares are held by the Company or a Subsidiary, whether or not such corporation now exists or is hereafter organized or acquired by the Company or a Subsidiary.

(u) “Trading Day” shall mean a day on which the New York Stock Exchange is open for trading.

3. Eligibility

(a) Any Employee (as defined in Section 2) who shall be employed by the Company or one of its Designated Subsidiaries on the date his or her participation in the Plan is effective shall be eligible to participate in the Plan, unless the Company, in its discretion, decides that such participation would infringe any U.S. or foreign law, rules or regulations.

(b) Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an option under the Plan (i) if, immediately, after the grant, such Employee (or any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own shares and/or hold outstanding options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Subsidiary, or (ii) which permits his or her rights to purchase shares under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company and its Subsidiaries to accrue at a rate which exceeds Twenty-Five Thousand Dollars (US$25,000) of the fair market value of the shares (determined at the time such option is granted) for each calendar year in which such option is outstanding at any time.

(c) No employee of the Company or a Designated Subsidiary shall be eligible to participate in the Non-423(b) Component of the Plan if he or she is an officer or director of the Company subject to the requirements of Section 16 of the U.S. Securities Exchange Act of 1934, as amended (the “Act”).

(d) Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they also are citizens or residents of the U.S. or resident aliens of the U.S. (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from participation in the Plan or an Offering if the participation of such Employees is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or an Offering to violate Code Section 423. In the case of the Non-423 Component, Employees may be excluded from participation in the Plan or an Offering if the Board or a committee appointed by the Board has determined that participation of such Employees is not advisable or practicable.

4. Offering Dates. The Plan shall be implemented by consecutive Offering Periods with a new Offering Period commencing on an Enrollment Date, and shall continue thereafter until terminated in accordance with Section 19 hereof. The Board or a committee appointed by the Board shall have the power to change the duration of Offering Periods with respect to future Offerings. In no event shall the duration of an Offering Period exceed nine (9) months. Notwithstanding the foregoing, no offers hereunder shall be made until compliance with all applicable securities law has been obtained.

5. Participation.

(a) An eligible Employee may become a participant in the Plan by completing a subscription agreement authorizing payroll deductions in the form and manner determined by the Company in its discretion from time to time. The Company, in its discretion, may decide that all participants in a specified Offering may submit contributions to the Plan by means other than payroll deductions.

(b) Payroll deductions to the Plan for a participant shall commence on the first payroll following the Enrollment Date and shall end on the last payroll date in the Offering Period to which such authorization is applicable, unless sooner terminated by the participant as provided in Section 10. If participants are permitted or required to contribute to the Plan by other means, the Company, in its discretion, will determine the procedure for providing the contributions prior to the Exercise Date.

6. Payroll Deductions/Contributions.

(a) At the time a participant files his or her subscription agreement, he or she shall elect to contribute to the Plan (in the form of payroll deductions or otherwise) on each payday during the Offering Period at a rate not exceeding ten percent (10%) of the Compensation which he or she received on such payday, and the aggregate of such payroll deductions pursuant to the Plan during the Offering Period shall not exceed ten percent (10%) of his or her aggregate Compensation during said Offering Period. A participant’s subscription agreement shall remain in effect for successive Offering Periods unless terminated as provided in Section 10 hereof.

(b) All contributions made for a participant shall be credited to his or her account under the Plan.

(c) A participant may discontinue participation in the Plan as provided in Section 10, or may change the rate of payroll deductions or other contributions by submitting written notice to the Company in the form and manner prescribed by the Board or a committee appointed by the Board (or its designee) authorizing a change in the participant’s payroll deduction or contribution rate. The change rate shall be effective (i) in the case of a decrease in rate, with the first payroll period following the Company’s receipt of the notice of rate change, and (ii) in the case of an increase in rate at the beginning of the next Offering Period following the Company’s receipt of the notice of rate change. If a participant has not followed the procedures prescribed by the Board or a committee appointed by the Board (or its designee) to change the rate of payroll deductions or other contributions, the rate of his or her payroll deductions or other contributions will continue at the originally elected rate throughout the Offering Period and future Offering Periods (unless terminated as provided in Section 10). The Board or a committee appointed by the Board may, in its sole discretion, limit the nature and/or number of payroll deduction or contribution rate changes that may be made by participants during any Offering Period.

7. Grant of Option.

(a) On the Enrollment Date of each Offering Period, each eligible Employee participating in such Offering Period shall be granted an option to purchase on the Exercise Date during such Offering Period up to a number of shares of the Company’s Common Stock determined by dividing such Employee’s contributions to the Plan accumulated during the Offering Period ending on such Exercise Date by the lower of (i) eighty-five percent (85%) of the Fair Market Value of a share of the Company’s Common Stock on the Enrollment Date, or (ii) eighty-five (85%) of the Fair Market Value of a share of the Company’s Common Stock on the Exercise Date; provided that in no event shall an Employee be permitted to purchase in one calendar year more than a number of shares determined by dividing US$25,000 by the Fair Market Value of a share of the Company’s Common Stock (determined at the time such option is granted), and provided further that such purchase shall be subject to the limitations set forth in Sections 3(b) and 12 hereof. The option shall be automatically exercised on the Exercise Date during the Offering Period, unless the participant has withdrawn pursuant to Section 10, and shall expire on the last day of the Offering Period.

(b) The purchase price per share of the shares offered in a given Offering Period shall be the lower of: (i) 85% of the Fair Market Value of a share of the Common Stock of the Company on the Enrollment Date; or (ii) 85% of the Fair Market Value of a share of the Common Stock of the Company on the Exercise Date (such price, the “Purchase Price”).

(c) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b) herein, a participant’s contributions may be decreased to 0% at such time during any Offering Period which is scheduled to end during the current calendar year that the aggregate of all contributions accumulated with respect to such Offering Period and any other Offering Period ending within the same calendar year equal $21,250. Contributions shall recommence at the rate provided in such participant’s subscription scheduled to end in the following calendar year, unless terminated by the participant as provided in Section 10.

(d) If the Board or a committee appointed by the Board determines, in its sole discretion, that the exercise of an option or the disposition of Common Stock issued under the Plan will result in tax liability for which the Company or a Designated Subsidiary will have an obligation to withhold, the participant must make adequate provision for the payment of such federal, state, local and foreign income, social insurance, employment and any other applicable taxes. At any time, the Company or the Designated Subsidiary may, but will not be obligated to, withhold from the participant’s compensation the amount necessary for the Company or the Designated Subsidiary to meet applicable withholding obligations, including any withholding required to make available to the Company or the Designated Subsidiary any tax deductions or benefits attributable to the sale or early disposition of Common Stock by the eligible Employee.

8. Exercise of Option. The participant’s option for the purchase of shares will be exercised automatically on each Exercise Date of each Offering Period and the maximum number of full shares subject to the option will be purchased for such participant at the applicable Purchase Price with the accumulated payroll deductions or other contributions in his or her account unless prior to such Exercise Date the participant has withdrawn from the Offering Period as provided in Section 10 or unless any of the limitations under Sections 3, 7 or 12 would be exceeded. During a participant’s lifetime, a participant’s option to purchase shares hereunder is exercisable only by the participant. No fractional shares shall be purchased; any payroll deductions or other contributions accumulated in a participant’s account which are not sufficient to purchase a full share, or which would cause the limitations under Sections 3, 7 or 12 hereof to be exceeded, shall be returned to the participant after the Exercise Date.

9. Delivery. As promptly as practicable after each Exercise Date, the Company shall arrange the delivery to each participant, as appropriate, the shares of Common Stock purchased upon exercise of the option. The Company may permit or require that shares be deposited directly with a broker designated by the Company or to a designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares be retained with such broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares. No participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the participant as provided in this Section 9.

10. Withdrawal; Termination of Employment.

(a) A participant may withdraw all but not less than all the contributions credited to his or her account under the Plan at any time prior to the end of the Offering Period by giving written notice to the Company in the form and manner prescribed by the Board or a committee appointed by the Board for such purpose. All of the participant’s contributions credited to his or her account will be paid to him or her promptly after receipt of his or her notice of withdrawal and his or her option for the current Offering Period will be automatically terminated, and no further contributions for the purchase of shares will be made during the Offering Period. If a participant withdraws from an Offering Period, contributions may not resume at the beginning of the succeeding Offering Period unless the participant delivers to the Company a new subscription agreement.

(b) Upon termination of the participant’s employment prior to the end of the Offering Period for any reason, including retirement or death, the contributions credited to his or her account will be returned to him or her or, in the case of his or her death, to the person or persons entitled thereto under Section 14, and his or her option will be automatically terminated; provided that if an Employee shall take a leave of absence approved by the Company in accordance with Section 2(g) of this Plan during an Offering Period in which the Employee is a participant, the participant will be deemed to have his or her contributions reduced to 0% during such leave of absence, but he or she shall continue to be a participant in the applicable Offering Period and upon his or her return to employment with the Company shall be eligible to participate fully in any remaining portion of the applicable Offering Period. If the participant fails to return to employment with the Company at the end of such authorized leave of absence, or if his or her employment is otherwise terminated earlier, he or she shall be deemed to have withdrawn from participation in the Plan.

(c) A participant’s withdrawal from an Offering Period will not have any effect upon his or her eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Offering Periods.

(d) A participant whose employment transfers between entities through a termination with an immediate rehire (with no break in service) by the Company or a Designated Subsidiary will not be treated as terminated under the Plan; however, if a participant transfers from an Offering under the 423 Component to the Non-423 Component, the exercise of the option will be qualified under the 423 Component only to the extent it complies with Code Section 423.

11. Interest. No interest shall accrue on the contributions of a participant in the Plan, unless required by applicable law, as determined by the Company, and if so required by the laws of a particular jurisdiction, will apply to all participants in the relevant Offering under the 423 Component, except to the extent otherwise permitted by U.S. Treasury Regulation Section 1.423-2(f).

12. Stock.

(a) The maximum number of shares of the Company’s Common Stock which shall be made available for sale under the Plan shall be 70,839,601, subject to adjustment upon changes in capitalization of the Company as provided in Section 18. In addition, in no event shall more than 2,000,000 shares of the Company’s Common Stock (subject to adjustment upon changes in capitalization of the Company as provided in Section 18) be made available for sale under the Plan in any one Offering Period. Furthermore, the Company, in its discretion, may decide to impose a limit on the number of shares of the Company’s Common Stock that each participant may purchase during any one Offering Period. If the total number of shares which would otherwise be subject to options granted pursuant to Section 7(a) hereof at the beginning of an Offering Period exceeds the number of shares then available under the Plan (after deduction of all shares for which options have been exercised or are then outstanding) or the 2,000,000 share limit for any Offering Period, the Company shall make a pro rata allocation of the shares remaining available for option grant in as uniform a manner as shall be practicable and as it shall determine to be equitable. In such event, the Company shall give written notice of such reduction of the number of shares subject to the option to each Employee affected thereby and shall similarly reduce the rate of contributions, if necessary.

(b) Until the shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized exchange agent of the Company), a participant will only have the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder will exist with respect to such shares.

(c) Shares to be delivered to a participant under the Plan will be registered in the name of the participant or in the name of the participant and his or her spouse, or as otherwise directed by the participant.

13. Administration. The Plan shall be administered by the Board or a committee appointed by the Board. The Board or a committee appointed by the Board will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to designate separate Offerings under the Plan, to determine eligibility, to adjudicate all disputed claims filed under the Plan and to establish such procedures that it deems necessary for the administration of the Plan (including, without limitation, to adopt such procedures and sub-plans as are necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the U.S., the terms of which sub-plans may take precedence over other provisions of this Plan, with the exception of Section 12(a), but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan). Unless otherwise determined by the Board or a committee appointed by the Board, the Employees eligible to participate in each sub-plan will participate in a separate Offering. Without limiting the generality of the foregoing, the Board or a committee appointed by the Board is specifically authorized (in its discretion) to adopt rules and procedures regarding eligibility to participate, the form and manner for making elections under the Plan, the definition of Compensation, handling of Contributions, making of Contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold Contributions, payment of interest (if any), conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements and withholding procedures and handling of stock certificates that vary with applicable local requirements. The Board of a committee appointed by the Board also is authorized to determine that, to the extent permitted by U.S. Treasury Regulation Section 1.423-2(f), the terms of an option granted under the Plan or an Offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the Plan or the same Offering to employees resident solely in the U.S. Every finding, decision, interpretation and determination made by the Board of a committee appointed by the Board will, to the full extent permitted by law, be final and binding upon all parties.

14. Designation of Beneficiary.

(a) Unless otherwise determined by the Company, a participant may file a written designation of a beneficiary who is to receive any shares and cash, if any, from the participant’s account under the Plan in the event of such participant’s death subsequent to the end of the Offering Period but prior to delivery to him or her of such shares and cash. In addition, unless otherwise determined by the Company, a participant may file a written designation of a beneficiary who is to receive any cash from the participant’s account under the Plan in the event of such participant’s death prior to the end of the Offering Period.

(b) Unless otherwise determined by the Company, such designation of beneficiary may be changed by the participant at any time by written notice to the Company in the form and manner prescribed by the Board or a committee appointed by the Board for such purpose. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such participant’s death, the Company shall deliver such shares and/or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate or determine to be the appropriate recipients of the shares and/or cash under applicable law.

(c) All beneficiary designations will be in such form and manner as the Board or a committee appointed by the Board may prescribe from time to time.

15. Transferability. Neither contributions credited to a participant’s account nor any rights with regard to the exercise of an option or to receive shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 14 hereof) by the participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds in accordance with Section 10.

16. Use of Funds. All contributions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such contributions, except under Offerings or for participants in the Non-423 Component for which applicable laws require that contributions to the Plan by participants be segregated from the Company’s general corporate funds and/or deposited with an independent third party. Until shares of Common Stock are issued, participants will only have the rights of an unsecured creditor with respect to such shares.

17. Reports. Individual accounts will be maintained for each participant in the Plan. Statements of account will be given to participating Employees at least annually as promptly as practically feasible following an Exercise Date, which statements will set forth the amounts of contributions, the per share Purchase Price, the number of shares purchased and the remaining cash balance, if any.

18. Adjustments Upon Changes in Capitalization. In the event that any dividend or other distribution (whether in the form of cash, shares of Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares of Common Stock or other securities of the Company, or other change in the corporate structure of the Company that affects the shares of Common Stock, then the Board or a committee appointed by the Board shall, in such manner as it may deem equitable, adjust the number and class of shares of Common Stock (or other securities, property or cash) that may be delivered under the Plan, and the number, class, and price of shares of Common Stock subject to any option under the Plan which has not yet been exercised, as determined by the Board or a committee appointed by the Board (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

19. Amendment or Termination.

(a) The Board may at any time and for any reason terminate or amend the Plan. Except as provided in Section 18 hereof, no such termination can affect options previously granted, provided that an Offering Period may be terminated by the Board or a committee appointed by the Board on an Exercise Date if the Board or its committee, as applicable, determines that the termination of the Offering Period or the Plan is in the best interests of the Company and its shareholders. Except as provided in Section 18 and this Section 19 hereof, no amendment may make any change in any option theretofore granted which adversely affects the rights of any participant. To the extent necessary to comply with Section 423 of the Code (or any successor rule or provision or any other applicable law, regulation or stock exchange rule), the Company shall obtain shareholder approval in such a manner and to such a degree as required.

(b) Without shareholder consent and without regard to whether any participant rights may be considered to have been “adversely affected,” the Board (or its committee) shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding or contributing to the Plan in excess of the amount designated by a participant in order to adjust for delays or mistakes in the Company’s processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each participant properly correspond with amounts withheld from the participant’s Compensation, and establish such other limitations or procedures as the Board (or its committee) determines in its sole discretion advisable which are consistent with the Plan.

(c) In the event the Board or a committee appointed by the Board determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Board or a committee appointed by the Board may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i) amending the Plan to conform with the safe harbor definition under the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto), including with respect to an Offering Period underway at the time;

(ii) altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(iii) shortening any Offering Period by setting a New Exercise Date, including an Offering Period underway at the time of the action by the Board or a committee appointed by the Board;

(iv) reducing the maximum percentage of Compensation a Participant may elect to set aside as payroll deductions or other contributions; and

(v) reducing the maximum number of shares of Common Stock a Participant may purchase during any Offering Period.

Such modifications or amendments shall not require stockholder approval or the consent of any Plan participants.

20. Notices. All notices or other communications by a participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21. Stockholder Approval. If required by Section 19, any amendment to the Plan shall be subject to approval by the stockholders of the Company within twelve months before or after the date such amendment is adopted. If such stockholder approval is obtained at a duly held stockholders’ meeting, it may be obtained by the affirmative vote of the holders of a majority of the outstanding shares of the Company present or represented and entitled to vote thereon, which approval shall be:

(a) solicited substantially in accordance with Section 14(a) of the Act and the rules and regulations promulgated thereunder, or solicited after the Company has furnished in writing to the holders entitled to vote substantially the same information concerning the Plan as that which would be required by the rules and regulations in effect under Section 14(a) of the Act at the time such information is furnished; and

(b) obtained at or prior to the first annual meeting of stockholders held subsequent to the later of (i) the first registration of Common Stock under Section 12 of the Act, or (ii) the acquisition of an equity security for which exemption is claimed.

In the case of approval by written consent, it must be obtained in accordance with applicable state law.

22. Conditions Upon Issuance of Shares. Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the U.S. Securities Act of 1933, as amended, the Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

23. Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Offering Period then in progress shall be shortened by setting a New Exercise Date, and shall terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Board or a committee appointed by the Board. The New Exercise Date shall be before the date of the Company’s proposed dissolution or liquidation. The Board or a committee appointed by the Board shall notify each participant in writing, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the participant’s option has been changed to the New Exercise Date and that the participant’s option shall be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

24. Merger or Asset Sale. In the event of a merger of the Company with or into another corporation or the sale of substantially all of the assets of the Company, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period then in progress shall be shortened by setting a New Exercise Date and such Offering Period shall end on the New Exercise Date. The New Exercise Date shall be before the date of the Company’s proposed merger or asset sale. The Board or a committee appointed by the Board shall notify each participant in writing, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the participant’s option has been changed to the New Exercise Date and that the participant’s option shall be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

25. Code Section 409A. The Code Section 423(b) Plan is exempt from the application of Section 409A of the Code. The Non-423(b) Component is intended to be exempt from Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In the case of a participant who would otherwise be subject to Section 409A of the Code, to the extent an option to purchase shares of Common Stock or the payment, settlement or deferral thereof is subject to Section 409A of the Code, the option to purchase shares of Common Stock shall be granted, paid, exercised, settled or deferred in a manner that will comply with Section 409A of the Code, including the final regulations and other guidance issued with respect thereto, except as otherwise determined by the Board or a committee appointed by the Board. Notwithstanding the foregoing, the Company shall have no liability to a participant or any other party if the option to purchase Common Stock under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Board or a committee appointed by the Board with respect thereto.

26. No Right to Employment. Participation in the Plan by a participant will not be construed as giving a participant the right to be retained as an employee of the Company or a Subsidiary, as applicable. Further, the Company or a Subsidiary may dismiss a participant from employment at any time, free from any liability or any claim under the Plan.

27. Severability. If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason in any jurisdiction or as to any participant, such invalidity, illegality or unenforceability will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as to such jurisdiction or participant as if the invalid, illegal or unenforceable provision had not been included.

28. Compliance with Applicable Laws. The terms of this Plan are intended to comply with all applicable laws and will be construed accordingly.

29. Governing Law. Except to the extent that provisions of this Plan are governed by applicable provisions of the Code or any other substantive provision of federal law, this Plan shall be construed in accordance with, and shall be governed by, the substantive laws of the State of California without regard to any provisions of California law relating to the conflict of laws.

Exhibit B

FORM OF CERTIFICATE OF AMENDMENT

CERTIFICATE OF AMENDMENT
TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF QUANTUM CORPORATION

A Delaware Corporation

Quantum Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

1.	The name of this Corporation is Quantum Corporation.

2.	The date of filing of this Corporation’s original Certificate of Incorporation with the Secretary of State of Delaware was January 28, 1987. The most recent Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on August 8, 2007.

3.	Pursuant to Section 242 of the Delaware General Corporation Law, this Certificate of Amendment hereby amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation by deleting the first paragraph of Article IV and substituting therefor the two paragraphs set forth below:

“This Corporation is authorized to issue two classes of shares to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of Common Stock that this Corporation is authorized to issue is 1,000,000,000, with a par value of $0.01 per share, and the total number of shares of Preferred Stock that this Corporation is authorized to issue is 20,000,000, with a par value of $0.01 per share. Upon this Certificate of Amendment becoming effective pursuant to the Delaware General Corporation Law (the “Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Effective Time and the shares of Common Stock held in the treasury of the Corporation immediately prior to the Effective Time shall be reclassified as, and shall be combined and changed into, a smaller number of shares such that each [three (3) to eight (8), inclusive**] shares of issued Common Stock immediately prior to the Effective Time shall be reclassified into and become one (1) share of Common Stock. No fractional shares shall be issued in connection with such reverse stock split. From and after the Effective Time, certificates or book entry positions representing Common Stock outstanding immediately prior to the Effective Time shall represent the number of whole shares of Common Stock into which the Common Stock shall have been reclassified pursuant to the foregoing provisions.

The Board of Directors of the corporation, subject to any restrictions contained in Delaware law, the Bylaws, any preferences and relative, participating, optional or other special rights of any outstanding class or series of preferred stock of the Corporation and any qualification or restrictions on the Common Stock created thereby, may declare and pay dividends upon the shares of its capital stock. The directors of the Corporation may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

4.	This Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.
____________________

* *

These amendments approve the combination of any whole number of shares of Common Stock between and including three (3) and eight (8) into one (1) share of Common Stock. By these amendments, the stockholders would approve each of the six (6) amendments proposed by the Board of Directors. The Certificate of Amendment filed with the Secretary of State of the State of Delaware will include only that amendment determined by the Board of Directors (or a duly authorized committee thereof) to be in the best interests of the Corporation and its stockholders. The other five (5) proposed amendments will be abandoned pursuant to Section 242(c) of the Delaware General Corporation Law. The Board of Directors (or a duly authorized committee thereof) may also elect not to do any reverse split in which case all six (6) proposed amendments will be abandoned. In accordance with the resolutions to be adopted by the stockholders, the Board of Directors will not implement any amendment providing for a different split ratio.

IN WITNESS WHEREOF, Quantum Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by Shawn D. Hall its Secretary and General Counsel, this ____ day of          , 2017.

QUANTUM CORPORATION

/s/ Shawn D. Hall
Shawn D. Hall
Secretary and General Counsel

QUANTUM CORPORATION

224 AIRPORT PARKWAY, SUITE 550

SAN JOSE, CA 95110

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

Proxy Card

QUANTUM CORPORATION

The Board of Directors
Recommends a Vote "For" each of the Nominees named in Proposal 1
	For	Withhold	For All
	All	All	Except
	☐	☐	☐

Vote on Directors
1.	Proposal to elect to the Board of Directors.
	01)	Paul R. Auvil III
	02)	Jon W. Gacek

1

03)	Gregg J. Powers

04)	Clifford Press

05)	David E. Roberson

06)	John Mutch

07)	Raghavendra Rau

To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.

The Board of Directors Recommends a
Vote "For" Proposals 2, 3, 5 and 6 and every “1 YEAR”			For	Against	Abstain
on Proposal 4

2.	Proposal to ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2017.		□	□	□

3.	Proposal to adopt a resolution approving, on an advisory basis, the compensation of the Company's named executive officers.		□	□	□

4.	Advisory vote on the Frequency of Future Advisory Votes on Named Executive Officer Compensation	1 Year □	2 Years □	3 Years □	Abstain □

			For	Against	Abstain

5.	Proposal to approve and ratify an amendment to the Company's Employee Stock Purchase Plan.		□	□	□

6.	Proposal to approve an amendment to the Amended and Restated Certificate of Incorporation of the Company to effect a reverse stock split of our issued and outstanding shares of Common Stock at a ratio of between 1-for-3 and 1-for-8, inclusive, which ratio will be selected at the sole discretion of our Board of Directors at any whole number in the above range (the “Reverse Stock Split”), with cash paid for any fractional shares that would otherwise be issued as a result of the reverse stock split; provided, that our Board of Directors may abandon the Reverse Stock Split in its sole discretion;		□	□	□

Unless otherwise specified, this proxy authorizes the proxies named on the reverse side to cumulate votes that the undersigned is entitled to cast at the annual meeting in connection with the election of directors and allocate them among director nominees for which you do not withhold authority to vote by voting For All Except and naming such nominee or Withhold All. To provide specific directions with regard to cumulative voting, including to direct that the proxy holders cumulate votes with respect to a specific board nominee or nominees as explained in the proxy statement or to withhold authority to cumulate votes, mark the box to the right and write your instructions. If you wish to direct that the proxy holders cumulate votes with respect to a specific Board nominee or nominees, please indicate the name(s) and number of votes to be given to such Board nominee.
□
CUMULATE

The shares represented by this proxy, when properly executed, will be voted in the manner directed herein by the undersigned Stockholder(s). If no direction is made, this proxy will be voted FOR each of the nominees named in proposal 1, FOR proposals 2, 3, 5 and 6 and every “1 year” for proposal 4. If any other matters properly come before the meeting or any adjournment thereof, the persons named in this proxy are authorized to vote in their discretion.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If the signer is a corporation or partnership, please sign in full corporate or partnership name by duly authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners), Title	Date

(See Reverse Side)

2

Proxy Card	QUANTUM CORPORATION Annual Meeting of Stockholders—March 31, 2017 THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned stockholder(s) of Quantum Corporation, a Delaware Corporation, hereby acknowledge(s) receipt of the Proxy Statement dated March 3, 2017, and hereby appoint(s) Jon W. Gacek and Shawn D. Hall, and each of them, proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual Meeting of Stockholders of Quantum Corporation, to be held on March 31, 2017 at 10:00 a.m., Pacific Daylight Time, at 181 Metro Drive, Conference Room C, San Jose, CA 95110, and at any adjournments or postponements thereof, and to vote (including cumulatively, if required) all shares of Common Stock which the undersigned would be entitled to vote if then and there personally present, on all matters set forth on the reverse side.

In accordance with the discretion and at the instruction of the Board of Directors, the proxy holder is authorized to act upon all matters incident to the conduct of the meeting and upon other matters that properly come before the meeting subject to the conditions described in Quantum’s Proxy Statement concerning the Annual Meeting. This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. Where no direction is given, except in the case of broker non-votes, the shares represented by this proxy will be voted in accordance with the Board of Directors’ (or an authorized committee thereof) recommendations. Unless you specifically instruct otherwise, this proxy confers discretionary authority to cumulate votes for any or all of the nominees for election of directors for which authority to vote has not been withheld by voting “For All Except” and naming one or more nominees or voting “Withhold All”, in accordance with the instruction of the Board of Directors. At the Annual Meeting, unless you specifically instruct otherwise, the Board of Directors will instruct the proxy holders to cast the votes as to which voting authority has been granted so as to provide for the election of the maximum number of the Company's director nominees, and will provide instructions as to the order of priority of our nominees in the event that fewer than all of our nominees are elected. Except as set forth in the prior sentence, the Board of Directors has not yet made any determination as to the order of priority of candidates to which it will allocate votes assuming cumulative voting applies, and expects to make this determination, if necessary, at the Annual Meeting. If any nominee named on the reverse side for good cause will not serve or is unable to serve as a director, the persons named as proxies shall have the authority to vote for any other person who may be nominated at the instruction and discretion of the Board of Directors or an authorized committee thereof.

PLEASE MARK, SIGN AND DATE THIS PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED
ENVELOPE. (Continued, and to be signed and dated, on the reverse side.)

3